       As filed with the Securities and Exchange Commission on December 15, 1997
                                                   Registration No. 333-________
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                               WAYNE BANCORP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           OHIO                               6710                     34-1516142
(State or Other Jurisdiction        (Primary Standard Industrial      (IRS Employer
of Incorporation or Organization)   Classification Code Number)       Identification No.)

                                      112 WEST LIBERTY STREET
                                        WOOSTER, OHIO 44691
                                          (330) 264-1222

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
    DAVID L. CHRISTOPHER                         COPIES OF COMMUNICATIONS TO:
    CHAIRMAN, PRESIDENT AND CEO                  THOMAS C. BLANK, ESQ.
    WAYNE BANCORP, INC.                          WERNER & BLANK CO., L.P.A.
    112 W. LIBERTY STREET                        7205 W. CENTRAL AVENUE
    WOOSTER, OHIO  44691                         TOLEDO, OH  43617
    (330) 264-1222                               (419) 841-8051

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Approximate date of commencement of proposed sale of the securities to the public:
   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: | |

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
                                          Proposed Maximum      Proposed Maximum
Class of Securities       Amount to        Offering Price      Aggregate Offering        Amount of
 to be Registered      be Registered        Per Share(1)             Price(1)        Registration Fee(1)
-------------------    -------------      ----------------     ------------------    -------------------
Common Stock,
no par value            1,023,737            $10.7988624          $11,055,195            $3,812.14

(1) The registration fee has been computed pursuant to Rule 457(f)(2) and (3) based on the aggregate book value of all the outstanding shares of Common Stock, no par value, of Chippewa Valley Bancshares, Inc. as of September 30, 1997. The proposed maximum offering price per share is determined by dividing the proposed maximum aggregate offering price by the number of shares to be registered.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             JOINT PROXY STATEMENT
                      FOR SPECIAL MEETINGS OF SHAREHOLDERS

CHIPPEWA VALLEY BANCSHARES, INC.                        WAYNE BANCORP, INC.
      20 South Main Street                            112 West Liberty Street
      Rittman, Ohio 44270                               Wooster, Ohio 44691

   Special Meeting to be held                       Special Meeting to be held
      on ___________, 1998                             on ____________, 1998
                             ----------------------
                                   PROSPECTUS
                        WAYNE BANCORP, INC. COMMON STOCK
                             ----------------------

         This Prospectus of Wayne Bancorp, Inc. ("Wayne") relates to the shares of common stock, without par value, of Wayne issuable to the shareholders of Chippewa Valley Bancshares, Inc. ("Chippewa") upon consummation of the proposed merger of Chippewa with and into Wayne (the "Merger"), pursuant to the terms of a Merger Agreement between Wayne and Chippewa dated as of October 13, 1997 (the "Merger Agreement"). The Merger Agreement is attached as Exhibit A, and is incorporated herein by reference.

         THIS PROSPECTUS ALSO SERVES AS THE JOINT PROXY STATEMENT OF CHIPPEWA AND WAYNE FOR THEIR RESPECTIVE SPECIAL MEETINGS OF SHAREHOLDERS (THE "SPECIAL MEETINGS") TO BE HELD ON__________, 1998 AND ______, 1998, RESPECTIVELY. SEE "MEETING INFORMATION."

         If the proposed Merger is consummated, the shareholders of Chippewa will receive shares of Wayne Common Stock in exchange for their common shares of Chippewa (the "Chippewa Common Stock") held by them on the effective date of the Merger as set forth in the Agreement. Pursuant to the terms of the Agreement, shareholders of Chippewa will exchange all of the shares of Chippewa Common Stock held on the effective date of the Merger for, in the aggregate, between 981,837 and 1,023,737 shares of Wayne. Assuming the issuance of 1,002,787 shares, the midpoint of the number of shares of Wayne that could be issued in the transaction, each share of Chippewa Common Stock would be converted into the right to receive 2.2384 shares of Wayne on the effective date of the Merger. In the event the average of the bid and asked prices of Wayne common stock reported on NASDAQ for the 10 day period ended the fifth day before the Effective Date, is lower than $30.00 per share, Chippewa may terminate the proposed merger transaction unless a designated index of regional bank stocks also has significantly declined (as specified herein).

         The Merger is not intended to be taxable to Chippewa shareholders for federal income tax purposes, except with respect to cash received by Chippewa shareholders in lieu of a fractional share of Wayne Common Stock or as a result of the specific shareholder's exercise of statutory rights to dissent to the Merger. See "PROPOSED MERGER - Certain Federal Income Tax Consequences" and "PROPOSED MERGER - Rights of Dissenting Shareholders." For a more complete description of the Merger Agreement and terms of the Merger, see "The PROPOSED MERGER."

         This Joint Proxy Statement-Prospectus and the forms of Proxy are first being mailed to shareholders of Chippewa and Wayne on or about _____________, 1998.
                             --------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
        THIS JOINT PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             --------------------

     The date of this Joint Proxy Statement-Prospectus is ________________.

                                TABLE OF CONTENTS

                                                                            Page

AVAILABLE INFORMATION                                                         6

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                               6

COMPLIANCE WITH THE OHIO CONTROL SHARE ACQUISITION STATUTE                    7

SUMMARY                                                                       8
  The Companies                                                               8
  Proposed Merger                                                             8
  Special Meeting Information                                                 8
  Vote Required                                                               9
  Reasons for the Merger; Recommendations of the Boards of Directors          9
  Opinion of Financial Advisors                                               9
  Effect on Chippewa Shareholders                                            10
  Dissenters' Rights                                                         10
  Certain Federal Income Tax Consequences                                    10
  Accounting Treatment                                                       10
  Effective Time of the Merger                                               11
  Conditions to the Merger; Regulatory Approval                              11
  Dividends                                                                  11
  Termination, Amendment and Waiver                                          11
  Interests of Certain Persons in the Merger                                 11
  Resales of Wayne Common Stock by Affiliates                                12
  Markets and Market Prices                                                  12
  Selected Financial Data                                                    14
  Comparative Per Share Data                                                 18

MEETING INFORMATION                                                          19
  General                                                                    19
  Date, Place and Time                                                       19
  Record Dates                                                               19
  Votes Required                                                             19
  Voting and Revocation of Proxies                                           20
  Solicitation of Proxies                                                    20

PROPOSED MERGER                                                              21
  Background and Reasons for the Merger                                      21
  Recommendation of the Chippewa Board of Directors                          21
  Recommendation of the Wayne Board of Directors                             22
  Opinion of Chippewa's Financial Advisor                                    22
  Opinion of Wayne's Financial Advisor                                       25
  Terms of the Merger                                                        28
  Effective Time of the Merger                                               29
  Surrender of Chippewa Certificates                                         30
  Conditions to the Merger                                                   30
  Regulatory Approval                                                        31
  Conduct of Business Pending the Merger                                     32
  Dividends                                                                  32
  Termination, Amendment and Waiver                                          32
  Termination Fee                                                            33
  Management and Operations After the Merger                                 33

  Interests of Certain Persons in the Merger                                 33
  Effect on Employee Benefit Plans                                           33
  Certain Federal Income Tax Consequences                                    33
  Accounting Treatment                                                       34
  Expenses                                                                   35
  Resale of Wayne Common Stock                                               35
  Dissenters' Rights                                                         35

PRO FORMA FINANCIAL DATA                                                     36

DESCRIPTION AND COMPARISON OF WAYNE COMMON STOCK
AND CHIPPEWA COMMON STOCK                                                    45
  General                                                                    45
  Dividends                                                                  45
  Preemptive Rights                                                          45
  Voting                                                                     45
  Cumulative Voting                                                          46
  Liquidation                                                                46
  Liability of Directors; Indemnification                                    46
  Antitakeover Provisions                                                    46

INFORMATION ABOUT WAYNE                                                      48
  General                                                                    48
  Competition                                                                48
  Certain Regulatory Considerations                                          48
  Principal Holder of Wayne Common Stock                                     52
  Legal Proceedings                                                          52


INFORMATION ABOUT CHIPPEWA                                                   53
  General                                                                    53
  Properties                                                                 53
  Litigation                                                                 53
  Voting, Principal Shareholders and Management Information                  54
  Certain Relationships and Related Transactions                             54
  Competition                                                                55
  Employees                                                                  55
  Chippewa's Financial Statements and Management's Discussion and Analysis
     of Financial Condition and Results of Operations                        55

LEGAL OPINIONS                                                               72

EXPERTS                                                                      72

CHIPPEWA FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996, AND 1995
   AND FOR EACH OF THE YEARS ENDED DECEMBER 31, 1996

     Report of Independent Auditors                                          F-1
     Consolidated Financial Statements
             Consolidated Balance Sheets                                     F-2
             Consolidated Statements of Income                               F-3
             Consolidated Statements of Changes in Shareholders' Equity      F-4
             Consolidated Statements of Cash Flows                           F-5
             Notes to Consolidated Financial Statements                      F-6

CHIPPEWA INTERIM FINANCIAL STATEMENTS AS OF AND FOR
     THE NINE MONTHS ENDED  SEPTEMBER 30, 1997 AND 1996

     Consolidated Financial Statements
             Unaudited Consolidated Balance Sheets                           S-1
             Unaudited Consolidated Statements of Income                     S-2
             Unaudited Consolidated Statements of Changes in
             Shareholders' Equity                                            S-3
             Unaudited Consolidated Statements of Cash Flows                 S-4
             Unaudited Notes to Consolidated Financial Statements            S-5

APPENDIX A                                                                   A-1
  Merger Agreement dated as of October 13, 1997

APPENDIX B                                                                   B-1
  Opinion of Chippewa's Financial Advisor

APPENDIX C                                                                   C-1
  Opinion of Wayne's Financial Advisor

APPENDIX D                                                                   D-1
  Ohio Law on Dissenters' Rights

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION TO OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED HEREBY, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTIONS OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT-PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CHIPPEWA OR WAYNE SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS.

                              AVAILABLE INFORMATION

      Wayne is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, Wayne is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission including Wayne.


         Wayne has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Wayne Common Stock to be issued pursuant to the Merger described herein. This Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement-Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or other document, each such statement is qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO WAYNE, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO DAVID P. BOYLE, CHIEF FINANCIAL OFFICER, WAYNE BANCORP, INC., 112 W. LIBERTY STREET, WOOSTER, OHIO 44691 (TELEPHONE (330) 264-1222). TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE PRIOR TO ________________, 1998.

         The following documents previously filed with the Commission by Wayne (Commission File No. 0-14612) are incorporated herein by reference:

                  (i) Wayne's Annual Report on Form 10-K for the year ended December 31, 1996;
                  (ii) Wayne's Quarterly Reports on Form 10-Q for the three
                       month periods ended March 31, 1997, June 30, and September 30, 1997.

         In addition, all documents subsequently filed with the Commission by Wayne pursuant to sections 13(a), 13(e), 14 or 15(d) of the Exchange Act prior to the date the offering is terminated are incorporated herein by reference. Any statement contained in a document incorporated or deemed to be modified or superceded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein (or in any subsequently filed document which also is deemed to be incorporated by reference herein) modified or superceded shall not be deemed, except as so modified or superceded, to constitute part of this Proxy Statement-Prospectus.

           COMPLIANCE WITH THE OHIO CONTROL SHARE ACQUISITION STATUTE

         Consummation of the proposed merger of Chippewa with and into Wayne in accordance with the terms of the Merger Agreement requires compliance with the Ohio Control Share Acquisition Act (the "Acquisition Act") The Acquisition Act requires the advance approval of the shareholders of an Issuing Public Corporation prior to the purchase of a controlling interest in such corporation. Chippewa is an Issuing Public Corporation within the meaning of the Acquisition Act and therefore the transactions contemplated by the Merger Agreement must be approved under the Acquisition Act. A vote for the Merger will also constitute an affirmative vote to approve the acquisition of 100% of the outstanding shares of Chippewa Common Stock by Wayne as required by the Acquisition Act. Presented below is Wayne's Acquiring Person Statement as required by the Acquisition Act. Wayne submitted its Acquiring Person Statement to Chippewa on the date this Proxy Statement was first mailed to Chippewa shareholders. Approval under the Acquisition Act requires the favorable vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote in the election of directors as well as a majority vote of such shares excluding any shares held by interested shareholders, which are defined to include Wayne, any corporate officer of Chippewa and any employee of Chippewa who is also a director of Chippewa. In addition "interested shares" are defined to include those acquired by any person after the first date of public disclosure (October 13, 1997) of the Merger and prior to the date of the Special Meeting, provided such person paid over $250,000 for such purchased shares or such purchased shares represents greater than 5% of the outstanding shares of the Issuing Public Corporation. As of the Record Date, Wayne owned 1,000 shares of Chippewa constituting 0.22% of the issued and outstanding shares of Chippewa. Officers and employees of Chippewa who are interested shareholders within the meaning of the Acquisition Act owned 4,073 shares of Chippewa. Neither Chippewa nor Wayne are aware of any other shares of Chippewa Common Stock which could be considered as held by an interested shareholder as defined by the Acquisition Act.

Wayne's Acquiring Person Statement under the Ohio Control Share Acquisition Act.

        1. The identity of the Acquiring Person is Wayne Bancorp, Inc., Wooster, Ohio.

        2.  This Statement is given pursuant to ORC Section 1701.831(B).

        3.  Wayne owns 1,000 shares of Chippewa Common Stock.

        4. If the proposed Merger is consummated, Wayne will acquire 100% of the voting power of Chippewa Common Stock.

        5. Wayne proposes to acquire Chippewa in a merger transaction pursuant to and in accordance with the provisions of ORC Section 1701.78 and the Merger Agreement. The Merger Agreement is incorporated into this Acquiring Person Statement as if fully restated herein.

        6. The proposed control share acquisition, if consummated, will not be contrary to law. The Proxy Statement-Prospectus in which this Acquiring Person Statement appears sets forth the facts upon which the forgoing statement is based and is incorporated by reference into this Acquiring Person Statement as if fully restated herein.

                                     SUMMARY

         The following summary is not intended to be a complete description of the proposed Merger and is qualified in all respects by the more detailed information contained in this Proxy Statement-Prospectus, the Exhibits hereto and the documents incorporated by reference. As used in this Proxy Statement-Prospectus, the terms Wayne and Chippewa refer to such corporations, respectively, and where the context requires, such corporations and their respective subsidiaries on a consolidated basis. All information concerning Wayne included in this Proxy Statement-Prospectus has been provided by Wayne; all information concerning Chippewa included in this Proxy Statement-Prospectus has been provided by Chippewa.

THE COMPANIES

         Wayne Bancorp, Inc. Wayne is an Ohio corporation organized under the Ohio General Corporation Law in 1986 and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Wayne's common stock is listed on the NASDAQ/Small Cap Market ("NASDAQ/SC"). The principal asset of Wayne is its investment in its wholly-owned subsidiary,The Wayne County National Bank, sometimes referred to herein as "Wayne Bank." Wayne's principal offices are located at 112 W. Liberty Street, Wooster, Ohio 44691 (telephone (330) 264-1222). For additional information concerning Wayne see "INFORMATION ABOUT WAYNE." Additional information concerning Wayne is included in the Wayne documents incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

         Based on financial information as of September 30, 1997, upon completion of the Merger Wayne will have approximately $488 million in consolidated assets and approximately $56 million in consolidated equity capital on a pro forma basis. See the pro forma financial information for the combined company under "Pro Forma Financial Data." See "INFORMATION ABOUT WAYNE."

         Chippewa Valley Bancshares, Inc. Chippewa is a corporation organized under the Ohio General Corporation Law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, which owns all of the outstanding capital stock of The Chippewa Valley Bank ("Chippewa Bank"). Chippewa Bank is a banking corporation chartered under the laws of the State of Ohio. Chippewa's main office is located at 20 South Main Street, Rittman, Ohio 44270 (telephone number (216) 925-1045).

         Based upon financial information as of September 30, 1997, Chippewa had total consolidated assets of approximately $137 million and total consolidated equity of approximately $11 million.

PROPOSED MERGER

         Chippewa and Wayne have entered into a Merger Agreement (the "Agreement"), dated as of October 13, 1997, providing, among other things, for the merger of Chippewa with and into Wayne (the "Merger"). See "THE PROPOSED MERGER." Upon consummation of the Merger, all of the outstanding shares of Chippewa Common Stock will be converted into between 981,837 and 1,023,737 shares of Wayne Common Stock, in the aggregate, in accordance with the Exchange Ratio as defined in the Agreement. The number of shares of Wayne issuable in the Merger is dependent upon the book value of Chippewa as of December 31, 1997 adjusted for certain items, and the weighted average high and low price for Wayne Common Stock for the ten (10) business days immediately preceding the effective time of the Merger. Assuming the issuance of 1,002,787 shares, the midpoint of the shares of Wayne that could be issued in the transaction, each share of Chippewa Common Stock would be converted into the right to receive
2.2384 shares of Wayne on the effective date of the Merger.

         No fractional shares of Wayne Common Stock will be issued in the Merger, and Wayne will pay cash, without interest, for any fractional share interests resulting from the respective exchange ratios in accordance with the terms of the Agreement. See "PROPOSED MERGER--Terms of the Merger." Each outstanding share of Wayne Common Stock will not change by reason of the Merger.

SPECIAL MEETING INFORMATION

         Wayne Special Meeting The Special Meeting of Wayne shareholders to consider and vote on the Merger Agreement and the issuance of Wayne Common Stock in the Merger (the "Wayne Special Meeting") will be held on _______________, 1998 at ___:00 __.m., local time, at the Wayne County National Bank, Loan Department, 2nd

Floor, 140 W. Liberty Street, Wooster, Ohio 44691. Only holders of record of Wayne Common Stock at the close of business on _____________ (the "Wayne Record Date"), will be entitled to vote at the Wayne Special Meeting. At the Wayne Record Date, there were outstanding and entitled to vote __________ shares of Wayne Common Stock.

         For additional information relating to the Wayne Special Meeting, see "SPECIAL MEETING INFORMATION."

         Chippewa Special Meeting The Special Meeting of Chippewa's shareholders to consider and vote on the Agreement (the "Special Meeting") will be held on ____________________, 1998, at ___ __.m., local time, at
_______________________________ Rittman, Ohio 44270. Only holders of record of
Chippewa Common Stock at the close of business on ________________, 1998 (the "Record Date") will be entitled to vote at the Special Meeting. At the Record Date, there were outstanding and entitled to vote 448,000 shares of Chippewa Common Stock.

         For additional information relating to the Chippewa Special Meeting, see "SPECIAL MEETING INFORMATION."

VOTE REQUIRED

         Chippewa. Approval of the Agreement by the Chippewa shareholders requires the affirmative vote, in person or by proxy, of the holders of record of 66 2/3% of the outstanding shares of Chippewa Common Stock. As of the Record Date there were 448,000 shares of Chippewa Common Stock outstanding and therefore a vote of at least 298,667 shares is required to adopt the Agreement. In addition, approval of the proposed acquisition of a controlling interest in Chippewa by Wayne under the provisions of the Acquisition Act requires the affirmative vote of shares representing a majority of the shares entitled to vote in the election of directors present at the special meeting, in person or by proxy, and a majority of the shares excluding interested shares, as defined by the Acquisition Act. Each share of Chippewa Common Stock is entitled to one vote. As of the Record Date, directors and executive officers of Chippewa and their affiliates owned beneficially approximately 9.64% and Wayne owned 1,000 shares representing 0.22% of the shares of Chippewa Common Stock outstanding on such date.

         Wayne. Approval of the Merger Agreement and the issuance of Wayne Common Stock in the Merger by the Wayne shareholders requires the affirmative vote, in person or by proxy, of the holders of record of at least a majority of the outstanding shares of Wayne Common Stock. Each share of Wayne Common Stock is entitled to one vote. As of the Wayne Record Date, directors and executive officers of Wayne and their affiliates owned beneficially approximately 3.0% of the shares of Wayne Common Stock outstanding on such date. Directors and executive officers of Wayne have indicated their intention to vote their shares of Wayne Common Stock in favor of the Merger.

         See "MEETING INFORMATION --Votes Required."

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

         The respective Boards of Directors of Chippewa and Wayne have each unanimously approved the Agreement. The Board of Directors of Wayne has also unanimously authorized the issuance of a sufficient number of shares of Wayne Common Stock in the Merger. Each Board believes that the Merger is in the best interests of the shareholders of its respective company. THE BOARD OF DIRECTORS OF CHIPPEWA UNANIMOUSLY RECOMMENDS A VOTE FOR THE AGREEMENT. THE BOARD OF DIRECTORS OF WAYNE UNANIMOUSLY RECOMMENDS A VOTE FOR THE AGREEMENT AND THE PROPOSED ISSUANCE OF THE WAYNE COMMON STOCK PURSUANT TO THE MERGER. See "PROPOSED MERGER--Reasons for the Merger; Recommendations of the Chippewa Board of Directors and Recommendations of the Wayne Board of Directors," for a discussion of the factors considered by the respective Boards in reaching their decisions to approve the Merger Agreement and the transactions contemplated thereby.

OPINIONS OF FINANCIAL ADVISORS

         Chippewa's financial advisor, Young & Associates ("Young"), has rendered its opinion to the Board of Directors of Chippewa to the effect that the consideration to be received by the shareholders of Chippewa upon consummation of the Merger is fair, from a financial perspective, to the holders of Chippewa Common Stock. The opinion of Young, which is attached as Appendix B to this Proxy Statement-Prospectus, sets forth the assumptions made, the information analyzed, and the limitations on the review undertaken in rendering such opinion. See "PROPOSED MERGER--Opinion of Chippewa's Financial Advisor."

         Wayne's financial advisor, Austin Associates, Inc. ("Austin Associates") has rendered its opinion to the Board of Directors of Wayne to the effect that the consideration in the form of common stock to be issued by Wayne to the shareholders of Chippewa upon consummation of the Merger is fair, from a financial perspective, to Wayne and its shareholders. The opinion of Austin Associates, which is attached as Appendix C to this Proxy Statement-Prospectus, sets forth the assumptions made, the information analyzed, and the limitations on the review undertaken in rendering such opinion. See "PROPOSED MERGER--Opinion of Wayne's Financial Advisor."

EFFECT ON CHIPPEWA SHAREHOLDERS

         Each outstanding share of Chippewa Common Stock on the effective date of the Merger will be converted in the Merger into shares of Wayne Common Stock as provided for in the Agreement, see "PROPOSED MERGER -- Terms of the Merger." Thereafter, the rights of Chippewa shareholders will be governed by Ohio law and the Articles of Incorporation, as amended, and Code of Regulations, as amended of Wayne. See "COMPARISON OF SHAREHOLDER RIGHTS."

DISSENTERS' RIGHTS

         Pursuant to Ohio Law, shareholders of Chippewa have appraisal rights and can demand to be paid the fair cash value of their shares of Chippewa Common Stock if they comply with the procedures of Section 1701.85 of the Ohio General Corporation Law ("OGCL"). The full text of Section 1701.85 of the OGCL is attached to this Proxy Statement as Appendix C. See "PROPOSED
MERGER--Dissenters' Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The Merger is expected to qualify for federal income tax purposes as a tax-free or tax-deferred reorganization. It is a condition to consummation of the Merger that Wayne and Chippewa each receive an opinion of counsel that the Merger will qualify as a tax-free or tax-deferred reorganization. Werner & Blank Co., L.P.A. special counsel to Wayne has issued such opinion for the benefit of Wayne, Chippewa and their respective shareholders. Such opinion will not be binding on the Internal Revenue Service.

         In the event that the Merger qualifies as a tax-free reorganization, shareholders of Chippewa will generally recognize no gain or loss for federal income tax purposes on the exchange of their Chippewa Common Stock for Wayne Common Stock except to the extent they receive cash as a result of the exercise of their statutory rights to dissent to the Merger and cash received in exchange for any fractional share interest resulting from the Exchange Ratio. See "PROPOSED MERGER - Certain Federal Income Tax Consequences."

         CHIPPEWA SHAREHOLDERS SHOULD READ CAREFULLY THE DISCUSSION SET FORTH UNDER "PROPOSED MERGER - CERTAIN FEDERAL INCOME TAX CONSEQUENCES" AND ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES TO THEM OF THE MERGER UNDER FEDERAL, STATE, AND LOCAL AND ANY OTHER APPLICABLE TAX LAWS.

ACCOUNTING TREATMENT

         Wayne anticipates that the Merger will be accounted for as a pooling of interests. See "PROPOSED MERGER - Accounting Treatment."

EFFECTIVE TIME OF THE MERGER

         The Agreement provides that the Merger will take place not later than the first business day of the first or second calendar month after receipt of the following approvals relating to the Merger (depending upon when such approvals are received and waiting periods expire): (i) by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Ohio Division of Financial Institutions ("ODFI") and the expiration of any required waiting periods following regulatory approval; and (ii) by the shareholders of Chippewa and Wayne, unless another time is agreed upon in writing by the parties, provided, that in no event is the Merger to become effective prior to March 31, 1998. Although there can be no assurance, the Merger is expected to be consummated during the first part of the second quarter of 1998.

CONDITIONS TO THE MERGER; REGULATORY APPROVAL

         The Merger is conditioned upon approval by the shareholders of Chippewa and Wayne, the receipt of all required regulatory approvals and upon satisfaction of other terms and conditions, including receipt of assurance that the Merger will constitute tax-free or tax-deferred reorganization and qualify as a pooling of interests for accounting purposes. See "PROPOSED
MERGER-Conditions to the Merger."

         Wayne prepared applications and submitted them for filing with the Federal Reserve Board under the provisions of the Federal Bank Holding Company Act of 1956, as amended, on December _____, 1997. The application was accepted for filing on ________________, 199__. The Federal Reserve Board has not yet approved the application but Wayne believes that such approval will be received, subject to shareholder approval. Wayne also filed an application for "change of bank control" with the Ohio Division of Financial Institutions on December ___, 1997. The application was accepted on _______, 199__. While the ODFI has not yet approved the application, Wayne believes that such approval will be received, subject to shareholder approval. See "PROPOSED MERGER-Regulatory Approval."

DIVIDENDS

         Under the Agreement, Chippewa is allowed to declare a semi-annual cash dividend at the rate of $0.16 per share at any time prior to December 31, 1997. Such dividend was paid on December 31, 1997. See "PROPOSED MERGER -Dividends."

TERMINATION, AMENDMENT AND WAIVER

         The Merger may be terminated, among other reasons, (i) by mutual consent of the Boards of Directors of Wayne and Chippewa at any time before the Merger takes place; or (ii) by either Wayne or Chippewa if (a) the Merger has not taken place by September 30, 1998, (b) Wayne does not receive all required regulatory approvals relating to the Merger, (c) any suit, action or proceeding is pending or overtly threatened seeking to prevent or inhibit the Merger, (d) if any warranty or representation made by the other party is discovered to have been untrue in any material respect, or (e) the other party commits one or more material breaches of the Agreement; or (iii) by Chippewa in the event that the average bid and asked price of Wayne Common Stock on NASDAQ/SC for the 10 day period ending on the business day five days before closing is less than $30.00, subject to a comparable change in the price of other financial institutions. See "PROPOSED MERGER - Termination, Amendment and Waiver."

         Wayne and Chippewa may amend, modify or waive certain terms and conditions of the Agreement. See "PROPOSED MERGER - Termination, Amendment and Waiver."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In the Agreement, Wayne has agreed to cause Philip S. Swope, President, Chief Executive Officer and a Director of Chippewa, to be appointed and/or elected as the President and a Director of Wayne. Further, Wayne has agreed to appoint two persons currently serving on the Chippewa Board of Directors to the Wayne Board of Directors. Pursuant to the terms of the Agreement, the current Directors of Chippewa Bank shall constitute the Board of Directors of Chippewa Bank after consummation of the Merger subject to the right of Wayne to appoint two additional persons to such Board.

RESALES OF WAYNE COMMON STOCK BY AFFILIATES

         No restrictions on the sale or transfer of the shares of Wayne Common Stock issued pursuant to the Merger will be imposed solely as a result of the Merger, other than restrictions on the transfer of such shares issued to any Chippewa shareholder who may be deemed to be an "affiliate" of Chippewa for purposes of Rule 145 under the Securities Act. Directors, executive officers and 10% shareholders are generally deemed to be affiliates for purposes of Rule 145.

         Resales of Wayne Common Stock issued to "affiliates" of Chippewa have not been registered under applicable securities laws in connection with the Merger. Such shares may only be sold (a) under a separate registration by the affiliates for distribution (which Wayne has not agreed to provide), (b) pursuant to Rule 145 under the Securities Act, or (c) pursuant to another exemption from registration requirements under the Securities Act. For Wayne to be able to account for the Merger as a pooling of interests, pursuant to Securities and Exchange Commission requirements, certain additional restrictions will be placed on affiliates of Chippewa with respect to dispositions of Wayne Common Stock and Chippewa Common Stock during the period beginning 30 days before the Merger and ending when the results for 30 days of post-merger combined operations have been published.

MARKETS AND MARKET PRICES

         Chippewa. There is no established public trading market for shares of Chippewa Common Stock, and shares of Chippewa Common Stock are traded in very limited quantities in private transactions. Since there are no market makers for shares of Chippewa Common Stock and there is no recognized exchange on which shares of Chippewa Common Stock are traded, there is no published source of prices relating to transactions in Chippewa Common Stock. Most trades of Chippewa Common Stock occur as a result of private and isolated transactions, with the result that management of Chippewa is not directly informed of trades or prices of shares of Chippewa Common Stock. Because of the very limited market for shares of Chippewa Common Stock, the actual per share prices shown below may not be indicative of the value of a share of Chippewa Common Stock.

         The table below sets forth, for the periods indicated, the prices of actual trades of Chippewa Common Stock known to management of Chippewa which have been made from January 1, 1994 through December 31, 1997. The last trade of Chippewa Common Stock of which management of Chippewa is aware occurred during the fourth quarter of 1997 and involved the sale of 200 shares at a price of $37.00 per share.

         Chippewa's management has not verified the accuracy of the following prices for trades of Chippewa Common Stock. Further, these prices may not be a reliable indicator of the price at which more than a limited number of shares would trade, and there may have been additional shares of Chippewa Common Stock, traded at higher or lower prices of which Chippewa's management is unaware.

                                              Number of
                                            Shares Traded          Avg. Price
                                            During Quarter        Per Share(1)
                                            --------------        ------------

1995
----
First Quarter                                     660                $19.50
Second Quarter                                  N/A(2)               N/A(2)
Third Quarter                                   N/A(2)               N/A(2)
Fourth Quarter                                    800                $21.00

1996
----
First Quarter                                     900                $21.50
Second Quarter                                    750                $21.50
Third Quarter                                   3,300                $24.44
Fourth Quarter                                  1,070                $29.375

1997
----
First Quarter                                   2,000                $30.415
Second Quarter                                  N/A(2)               N/A(2)
Third Quarter                                   N/A(2)               N/A(2)
Fourth Quarter                                  1,110                $37.00
--------------------------------------------------------------------------------
(1)     Prices adjusted to reflect 2 for 1 stock split effective April 7, 1997.
(2)     Management is not aware of any trades for the period indicated.

The above table includes transactions involving directors and officers of Chippewa.

         Chippewa has paid or will pay semiannual dividends of $0.1375, $0.15 and $0.16 per share (figures adjusted for 2 for 1 stock split) on Chippewa Common Stock in each of the years ended December 31, 1995, 1996, and 1997, respectively. As of December 31, 1995, 1996 and 1997, there were 448,000 shares of Chippewa Common Stock outstanding.

         Wayne Markets and Market Prices and Equivalent Per Share Data. Shares of Wayne Common Stock are traded in the over-the-counter market and are listed in NASDAQ/SC. The following table sets forth the last reported sale price per share of Wayne Common Stock on the dates indicated.

         The equivalent per share price of Chippewa Common Stock at each specified date assumes the issuance of 1,002,787 shares, the midpoint of the number of shares of Wayne that could be issued in the transaction, such that each share of Chippewa Common Stock would be converted into the right to receive
2.2384 shares of Wayne on the effective date of the Merger. On September 30, 1997, Wayne shares were traded at $41.00 per share. See "SUMMARY -- Selected Comparative Per Share Data." The actual exchange ratio will be determined by the book value of Chippewa as of December 31, 1997 adjusted by certain items and the trading prices of Wayne Common Stock for the 10 business day period ending 5 days prior to the effective time of the Merger and may be different than the assumed exchange ratio.

                                                                                    EQUIVALENT PER SHARE INFORMATION
                                                                                    --------------------------------
                                                        WAYNE                                 CHIPPEWA
       MARKET VALUE PER SHARE AT:                   COMMON STOCK                           COMMON STOCK(1)
       --------------------------                   ------------                           ---------------
                                                      Per Share                              Equivalent
                                                                                              Per share

       December 31, 1995                               $19.42                                  $43.47
       March 31, 1996                                  $21.08                                  $47.17
       June 30, 1996                                   $23.50                                  $52.60
       September 30, 1996                              $24.70                                  $55.29
       December 31, 1996                               $28.34                                  $64.44
       March 31, 1997                                  $38.00                                  $85.06
       June 30, 1997                                   $38.00                                  $85.06
       September 30, 1997                              $41.00                                  $91.77

(1) Assumes an exchange ratio of 2.2384 shares of Wayne Common Stock for each share of Chippewa Common Stock which is the midpoint of the exchange ratio.

         On October 10, 1997 the business date immediately preceding the public announcement of the Merger, the reported last sales price of Wayne Common Stock was $41.75 per share. There were no reported sales of Chippewa Common Stock on that date. Shareholders are advised to obtain current market quotations for Wayne Common Stock. No assurance can be given as to the market price of Wayne Common Stock or Chippewa Common Stock at or, in the case of Wayne Common Stock, after the effective time of the Merger.

         On September 30, 1997, there were approximately 1,258 holders of record of Wayne Common Stock and 215 holders of record of Chippewa Common Stock.


SELECTED FINANCIAL DATA

         The following unaudited tables present selected historical financial information and selected pro forma combined financial information for Wayne and Chippewa. This information should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in or incorporated by reference to this Prospectus-Proxy Statement. The pro forma combined financial information gives effect to the Merger. The pro forma combined financial information may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be attained in the future. The pro forma combined financial information has been prepared on the assumption that the Merger will be accounted for under the pooling of interests method of accounting. Further, the pro forma financial information assumes the issuance of 1,002,787 shares, the midpoint of the shares of Wayne that could be issued in the transaction, such that each share of Chippewa Common Stock would be converted into the right to receive 2.2384 shares of Wayne on the effective date of the Merger. Such 1,002,787 amount includes the issuance of 2,238 shares to Wayne representing the 1,000 shares of Chippewa Common Stock currently owned by Wayne multiplied by the exchange ratio.

                           SELECTED FINANCIAL DATA
                                  HISTORICAL
                             WAYNE BANCORP, INC.
                                (IN THOUSANDS)


                                                  YEAR ENDED DECEMBER 31                           9 MONTHS ENDED
                                   1996        1995          1994        1993        1992        9/30/97       9/30/96
                                   ----        ----          ----        ----        ----        -------       -------
WAYNE BANCORP, INC.
(Historical)
Income Statement Data:
   Net Interest Income             $ 14,984    $  14,214     $ 13,165    $ 11,945    $ 11,561    $  11,628     $  11,183
   Provision for Loan
      Losses                            180          120          346         600         750          135           135
   Noninterest Income                 3,893        2,765        2,597       2,639       2,510        2,004         2,209
   Invest Sec Gains                       6          (12)           2           0           0           (6)           (1)
   Noninterest Expense               10,751       10,530        9,838       9,092       9,036        7,556         7,802
   Provision for Income Tax           2,420        1,832        1,560       1,220       1,171        1,829         1,662
                                   --------    ---------     --------    --------    --------    ---------     ---------

   Net Income                         5,532        4,485        4,020       3,672       3,114        4,106         3,792
Balance Sheet Data
(period end):
   Assets                          $352,393    $ 330,927     $315,685    $299,735    $291,282    $ 351,190     $ 334,692
   Deposits                         281,686      274,747      266,545     258,759     254,773      276,824       269,139
   Loans, Net                       215,072      208,406      193,479     178,107     171,666      234,845       215,229
   Long-term Debt                         0            0            0           0           0            0             0
   Shareholders' Equity              41,489       37,937       33,640      30,750      27,855       44,657        40,005
Capital Ratios:
   Equity to Assets Ratio             11.77%       11.46%       10.66%      10.26%       9.56%       12.72%        11.95%
   Tier 1 Risk-based
   Capital Ratio                      18.25%       17.12%       16.80%      16.05%      15.50%       19.74%        18.73%
   Total Risk-based
   Capital Ratio                      19.51%       18.38%       18.06%      17.31%      16.75%       20.72%        19.63%
Other Ratio:
   Allowance for Loan Losses
     to Underperforming Loans*        330.7%     1,699.5%     1,959.1%    3,304.3%      701.1%     2,511.2%      1,692.4%


*Loans past due 90 days plus loans on nonaccrual

                           SELECTED FINANCIAL DATA
                                  HISTORICAL
                       CHIPPEWA VALLEY BANCSHARES, INC.
                                (IN THOUSANDS)

                                                        YEAR ENDED DECEMBER 31,                              9 MONTHS ENDED
                                      1996           1995         1994          1993        1992         9/30/97       9/30/96
                                      ----           ----         ----          ----        ----         -------       -------
CHIPPEWA VALLEY BANCSHARES, INC.
(Historical)
Income Statement Data:
   Net Interest Income                $   4,498      $  3,799     $  3,432      $ 3,400     $ 3,293     $   3,779      $   3,294
   Provision for Loan Losses                120           110           48           96         101            95             90
   Noninterest Income                       566           488          418          405         378           496            419
   Invest Sec Gains                          (2)            0          (18)           0           0            (2)            (2)
   Noninterest Expense                    3,636         2,949        2,583        2,428       2,317         2,802          2,625
   Provision for Income Taxes               328           315          293          323         348           382            261
                                      ---------      --------     --------      -------     -------     ---------      ---------
   Net Income                               978           913          908          958         905           994            735
Balance Sheet Data (period end):
   Assets                             $ 131,598      $101,340     $ 89,354      $84,968     $80,404     $ 136,939      $ 129,479
   Deposits                             114,953        85,960       76,285       72,678      68,997       117,648        113,434
   Loans, Net                            69,578        58,305       49,076       44,784      43,924        78,220         65,945
   Long-term Debt                           213           427          640            0           0             0            213
   Shareholders' Equity                  10,103         9,259        8,263        8,260       7,411        11,055          9,758
Capital Ratios:
   Equity to Assets Ratio                  7.68%         9.14%        9.25%        9.72%       9.22%         8.07%          7.54%
   Tier 1 Risk-based Capital Ratio        11.30%        15.60%       17.86%       17.39%      16.64%        11.57%         11.65%
   Total Risk-based Capital Ratio         12.20%        16.50%       18.83%       18.32%      17.52%        12.42%         12.47%
Other Ratio:
   Allowance for Loan Losses to
    Nonperforming Loans*                  106.6%        230.3%     3,260.0%       967.4%      812.5%        56.67%        643.01%


* Loans past due 90 days plus loans on nonaccrual and troubled debt restructurings

                           SELECTED FINANCIAL DATA
                              PRO FORMA COMBINED
                WAYNE BANCORP, INC. AND CHIPPEWA BANCORP, INC
                                (IN THOUSANDS)



                                                    YEAR ENDED DECEMBER 31,                               9 MONTHS ENDED
                                1996         1995           1994           1993         1992         9/30/97        9/30/96
                                ----         ----           ----           ----         ----         -------        -------
WAYNE BANCORP, INC.
   AND CHIPPEWA VALLEY
   BANCSHARES, INC.
   (Pro Forma Combined)
Income Statement Data:
   Net Interest Income          $ 19,482     $  18,013      $  16,597      $ 15,345     $ 14,854     $  15,407      $  14,477
   Provision for Loan Losses         300           230            394           696          851           230            225
   Noninterest Income              4,459         3,253          3,016         3,044        2,888         2,499          2,628
   Invest Sec Gains                    4           (12)           (16)            0            0            (8)            (3)
   Noninterest Expense            14,387        13,480         12,422        11,520       11,352        10,357         10,427
   Provision for Income Tax        2,748         2,147          1,853         1,543        1,520         2,211          1,923
                                --------     ---------      ---------      --------     --------     ---------      ---------
   Net Income                      6,510         5,397          4,928         4,630        4,019         5,100          4,527
Balance Sheet Data (period
   end):
   Assets                       $483,991     $ 432,267      $ 405,039      $384,703     $371,686     $ 488,129      $ 464,171
   Deposits                      396,639       360,707        342,830       331,437      323,770       394,472        382,573
   Loans, Net                    284,650       266,711        242,555       222,891      215,590       313,065        281,872
   Long-term Debt                    213           427            640             0            0             0            213
   Shareholders' Equity           51,592        47,196         41,903        39,010       35,266        55,712         49,763
Capital Ratios:
   Equity to Assets Ratio          10.66%        10.92%         10.35%        10.14%        9.49%        11.41%         10.72%
   Tier 1 Risk-based Capital       16.45%        16.79%         17.01%        16.33%       15.74%        17.29%         16.64%
     Ratio
   Total Risk-based Capital        17.61%        17.97%         18.21%        17.52%       16.91%        18.44%         17.78%
     Ratio
Other Ratio:
   Allowance for Loan Losses to
     Underperforming Loans         253.7%        913.2%       2,061.3%      2,525.4%       713.7%        876.9%       1,384.5%


*Loans past due 90 days plus loans on nonaccrual

COMPARATIVE PER SHARE DATA

         The following unaudited table sets forth certain unaudited historical and pro forma combined per common share information for Wayne and certain historical and equivalent pro forma combined per common share information for Chippewa. The data is derived from financial statements of Wayne and Chippewa incorporated by reference or included elsewhere in this Proxy Statement-Prospectus. The pro forma combined per share information for Wayne and the equivalent pro forma combined per share information for Chippewa are stated as if Chippewa had always been affiliated with Wayne, giving effect to the proposed transaction under the pooling of interests method of accounting, assuming the issuance of 1,002,787 shares, the midpoint of the shares of Wayne that could be issued in the transaction, such that each share of Chippewa Common Stock would be converted into the right to receive 2.2384 shares of Wayne on the effective time of the Merger. The information presented below has been restated to reflect stock dividends and stock splits.

                             SELECTED FINANCIAL DATA
                                 PER SHARE DATA
                            HISTORICAL FINANCIAL DATA




                                                         YEAR ENDED DECEMBER 31,                  9 MONTHS ENDED
                                                1996      1995      1994      1993      1992   9/30/97      9/30/96
                                                ----      ----      ----      ----      ----   -------      -------
HISTORICAL PER SHARE DATA
Wayne Bancorp, Inc. (Wayne)
   Net Income per Common Share             $    1.41 $    1.14 $    1.03 $    0.94 $    0.80 $    1.04 $    0.96
   Cash Dividends Paid per Common Share    $    0.37 $    0.34 $    0.29 $    0.27 $    0.24 $    0.31 $    0.28
   Book Value per Common Share (at         $   10.55 $    9.65 $    8.58 $    7.89 $    7.14 $   11.35 $   10.16
     period end)


*Chippewa Valley Bancshares, Inc.
  (Chippewa)
   Net Income per Common Share             $    2.18 $    2.04 $    1.91 $    2.00 $    1.89 $    2.22 $    1.64
   Cash Dividends Paid per Common Share    $    0.30 $    0.28 $    0.25 $    0.23 $    0.20 $    0.16 $    0.15
   Book Value per Common Share
  (at period end)                          $   22.55 $   20.67 $   18.44 $   17.21 $   15.44 $   24.68 $   21.78

* Periods prior to 1997 have been adjusted to reflect a 2 for 1 stock split, which was effective April 7, 1997.


                           SELECTED FINANCIAL DATA
                                PER SHARE DATA
                       PRO FORMA FINANCIAL INFORMATION

                                                          YEAR ENDED DECEMBER 31,              9 MONTHS ENDED
                                                1996     1995     1994     1993     1992    9/30/97      9/30/96
                                                ----     ----     ----     ----     ----    -------      -------
Pro Forma Combined, Wayne and
   Chippewa per Wayne Share
   Net Income per Common Share             $    1.32 $   1.09 $   1.00 $   0.94 $   0.81 $    1.03 $     0.91
   Cash Dividends Paid per Common Share         0.37     0.34     0.29     0.27     0.24      0.31       0.28
   Book Value per Common Share
     (at period end)                           10.45     9.56     8.53     7.90     7.15     11.28      10.08


*Equivalent Pro Forma Combined, Wayne,
   and Chippewa per Chippewa Share
   Net Income per Common Share             $    2.95 $   2.44 $   2.22 $   2.10 $   1.81 $    2.31 $     2.04
   Cash Dividends Paid per Common Share         0.83     0.76     0.65     0.60     0.54      0.69       0.62
   Book Value per Common Share
     (at period end)                           23.39    21.40    19.09    17.68    16.00     25.25      22.56


  *All pro forma per share figures are based upon the issuance of 1,002,787 shares in connection with the Chippewa merger, including 2,238 that would be issued to Wayne as the current holder of 1,000 shares of Chippewa Common Stock.

                               MEETING INFORMATION

GENERAL

         This Joint Proxy Statement-Prospectus is being furnished to holders of Wayne Common Stock in connection with the solicitation of proxies by the Board of Directors of Wayne for use at the Wayne Special Meeting: (i) to consider and vote upon the approval of the Merger Agreement and the issuance of Wayne Common Stock upon consummation of the Merger in accordance with the Agreement; and (ii) to transact such other business as may properly come before the Wayne Special Meeting or any adjournments or postponements thereof. Each copy of this Joint Proxy Statement-Prospectus mailed to the holders of Wayne Common Stock is accompanied by a form of proxy for use at the Wayne Special Meeting.

         This Proxy Statement-Prospectus is being furnished to holders of Chippewa Common Stock in connection with the solicitation of proxies by the Board of Directors of Chippewa for use at the Special Meeting to consider and vote upon the adoption of the Agreement and to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement-Prospectus mailed to the holders of Chippewa Common Stock is accompanied by a form of proxy for use at the Special Meeting.

         This Proxy Statement-Prospectus is also furnished by Wayne to Chippewa shareholders as a Prospectus in connection with the issuance by Wayne of shares of Wayne Common Stock upon consummation of the Merger in accordance with the Agreement. This Proxy Statement-Prospectus, the attached Notice, and the form of proxy enclosed herewith are first being mailed to shareholders of Chippewa and Wayne on or about ______________, 1998.

DATE, PLACE AND TIME

         The Wayne Special Meeting: The Wayne Special Meeting will be held at Wayne County National Bank, Loan Department, 2nd Floor, 140 Liberty Street, Wooster, Ohio 44691, on _________________, 1998, at __:00 __.m. local time.

         The Chippewa Special Meeting: The Chippewa Special Meeting will be held at the main office of Chippewa Bank, 20 South Main Street, Rittman, Ohio 44270, on _________________, 1998, at __:00 __.m. local time.

RECORD DATES

         Wayne. The Board of Directors of Wayne has fixed the close of business on _____________ as the Wayne Record Date for the determination of the holders of Wayne Common Stock entitled to receive notice of and to vote at the Wayne Special Meeting.

         Chippewa. The Board of Directors of Chippewa has fixed the close of business on ___________ as the Chippewa Record Date for the determination of the holders of Chippewa Common Stock entitled to receive notice of and to vote at the Chippewa Special Meeting.

VOTES REQUIRED

         Wayne. As of the Wayne Record Date, there were ___________ shares of Wayne Common Stock outstanding. Holders of Wayne Common Stock are entitled to one vote per share. Under applicable provisions of Ohio law and the Articles of Incorporation of Wayne, the affirmative vote of at least a majority of the outstanding shares of Wayne Common Stock is required to approve the Merger Agreements and the issuance of Wayne Common Stock upon consummation of the Merger.

         As of the Wayne Record Date, directors and executive officers of Wayne (____ persons) and their affiliates owned beneficially an aggregate of _________ shares of Wayne Common Stock or approximately _____% of the shares of Wayne Common Stock outstanding on such date. Directors and executive officers of Wayne have indicated their intention to vote their shares of Wayne Common Stock in favor of the Merger. As of the Wayne Record Date, Wayne owned 1,000 shares (0.22%) of the Chippewa Common Stock and the directors and executive officers of Wayne beneficially owned no shares of Chippewa Common Stock.

         Chippewa. As of the Record Date, there were 448,000 shares of Chippewa Common Stock outstanding. Holders of Chippewa Common Stock are entitled to one vote per share. Under applicable provisions of Ohio Law and the Amended and Restated Articles of Incorporation of Chippewa, the affirmative vote of at least 66 2/3% of the outstanding shares of Chippewa Common Stock is required to approve the Agreement. In addition, approval of the proposed acquisition of a controlling interest in Chippewa by Wayne under the provisions of the Acquisition Act requires the affirmative vote of shares representing a majority of the shares entitled to vote in the election of directors present at the special meeting in person or by proxy and a majority of the shares excluding interested shares, as defined by the Acquisition Act. Each share of Chippewa Common Stock is entitled to one vote.

         As of the Record Date, directors and executive officers of Chippewa
11 persons) and their affiliates owned beneficially an aggregate of 43,185 shares of Chippewa Common Stock or approximately 9.64% of the shares of Chippewa Common Stock outstanding on such date. As of the Record Date, directors and executive officers of Chippewa beneficially owned no shares of Wayne Common Stock.

VOTING AND REVOCATION OF PROXIES

         Shares of Wayne Common Stock and Chippewa Common Stock represented by a proxy properly signed and received on or prior to the appropriate Special Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF WAYNE COMMON STOCK REPRESENTED BY PROXY WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND ISSUANCE OF WAYNE COMMON STOCK UPON CONSUMMATION OF THE MERGER AND SHARES OF CHIPPEWA COMMON STOCK REPRESENTED BY PROXY WILL BE VOTED FOR THE MERGER AGREEMENT. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by the filing of an instrument revoking it or of a duly executed proxy bearing a later date with the Secretary of Wayne, for Wayne shareholders, or with the Secretary of Chippewa, for Chippewa shareholders, prior to or at the appropriate Special Meeting, or by voting in person at the appropriate Special Meeting. Attendance at the Special Meetings will not in and of itself constitute a revocation of a proxy.

         The respective Boards of Directors of Wayne and Chippewa are not aware of any business to be acted upon at their respective Special Meetings other than as described herein. If, however, other matters properly come before any of the Special Meetings, or any adjournments or postponements thereof, the person(s) appointed as proxies will have discretion to vote or act thereon according to their best judgment.

         Ohio law affords dissenters' rights to holders of Chippewa Common Stock in connection with the Merger. For additional information regarding dissenters' rights see "PROPOSED MERGER - Dissenters' Rights".

SOLICITATION OF PROXIES

         In addition to solicitation by mail, directors, officers and employees of Wayne and Chippewa, who will not be specifically compensated for such services, may solicit proxies from the shareholders of Wayne and Chippewa, respectively, personally or by telephone or other forms of communication. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for the reasonable expenses incurred in doing so.

         Neither Wayne nor Chippewa anticipates that anyone will be specially engaged to solicit proxies or that special compensation will be paid for that purpose, but Wayne and Chippewa each reserve the right to do so should


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

it conclude that such efforts are needed. Wayne and Chippewa will each bear its own expenses in connection with the solicitation of proxies for its Special Meeting. See "PROPOSED MERGERS -- Expenses."

         HOLDERS OF WAYNE COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO WAYNE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. HOLDERS OF CHIPPEWA COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO CHIPPEWA IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                                 PROPOSED MERGER

         This section of the Proxy Statement-Prospectus describes certain aspects of the proposed Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Agreement which is attached as Exhibit A to this Proxy Statement-Prospectus and is incorporated herein by reference.

BACKGROUND AND REASONS FOR THE MERGER

         Chippewa. In mid September of 1997 the management of Chippewa met to discuss an indication of interest received from Wayne with respect to a possible merger transaction (the "Merger"). At that time the Board of Directors authorized Chippewa's management to pursue preliminary discussions with Wayne with a view to obtaining information regarding the merger.

         Late in September of 1997 Chippewa's Board of Directors met to discuss Wayne's offer of a merger as outlined in a "Letter of Intent". The Board of Directors authorized the signing of the "Letter of Intent". The Board of Directors also authorized management to conduct a due diligence investigation of Wayne and to retain the firm of Dinsmore & Shohl as it's legal advisor to assist in the negotiation and completion of the definitive merger agreement. During the following weeks, Chippewa and Wayne and their respective financial and legal advisors engaged in negotiations concerning the terms of the Merger and each of Wayne and Chippewa performed due diligence reviews of the other.

         On October 13, 1997, Chippewa's Board of Directors met to consider the proposed terms of the Merger. This Meeting included an oral report of the due diligence findings by Chippewa's management as well as a review of the proposed definitive agreement, including the summary of it's legal advisor. The Board of Directors authorized the engagement of Young & Associates, ("Young") as their financial advisor to provide an opinion to Chippewa as to the fairness of the transaction to the stockholders of Chippewa from a financial standpoint.

         At the October 13, 1997 meeting, Chippewa's Board of Directors unanimously approved the Merger based upon the following factors. (1) the overall financial terms of the Merger; (2) Wayne's representations with respect to the operation of Chippewa and Chippewa Bank after the Merger; (3) the short-term and long-term prospects of Chippewa and Chippewa Bank; (4) current long-term industry developments and trends; (5) competitive factors and (6) considerations concerning the employees of Chippewa Bank and the communities in which it operates.

RECOMMENDATION OF THE CHIPPEWA BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS OF CHIPPEWA UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CHIPPEWA VOTE FOR APPROVAL OF THE AGREEMENT.

         Wayne. In September of 1997 the Board of Directors of Wayne authorized Wayne management to proceed to negotiate a letter of intent with Chippewa. Subsequent to entering into a letter of intent with Chippewa regarding the proposed Merger, Wayne conducted a due diligence investigation of Chippewa and completed negotiations for the definitive merger agreement.

         On October 13, 1997, Wayne's Board of Directors met to consider the proposed terms of the Merger. This Meeting included a presentation by Austin Associates and Wayne's legal advisor, which included summaries of financial and valuation analyses, the terms of the proposed acquisition as set forth in the Agreement, regulatory and accounting matters, the due diligence findings of Wayne's management, and Austin Associates' written opinion relating to the fairness of the Merger to the shareholders of Wayne from a financial perspective. At the conclusion of this meeting, the Board of Directors of Wayne authorized Wayne's management to execute the Agreement with Chippewa in the form which had been reviewed on that date by the Wayne Board of Directors. The Merger Agreement was executed on October 13, 1997.

         The Board of Directors of Wayne has concluded that the Merger would be in the best interests of Wayne and its shareholders. Numerous factors were considered by the Board of Directors of Wayne in approving and recommending the terms of the Merger. These factors included information concerning the financial condition, results of operations, and prospects of Wayne and Chippewa; the capital adequacy of the resulting entity; the composition of the businesses of the two organizations in the rapidly changing banking and financial services industry; the historical and current market prices of each company's stock and of certain other bank holding companies whose securities are publicly traded; the relationship of the consideration to be paid in the Merger to such market prices and to the book value and earnings per share of Chippewa and the financial terms of certain other recent business combinations in the banking industry. In addition the Board of Directors considered the advice of its financial advisor, Austin Associates, Inc.

         The Board of Directors of Wayne believes that combining with Chippewa which has established banking operations in Rittman, Ohio is a natural and desirable extension of Wayne's market area. The Board of Directors of Wayne also believes that the consolidation of resources by reason of the Merger will enable the resulting organization to provide a wider and improved array of financial services to customers and to achieve added flexibility in dealing with the changing competitive environment in the financial services industry.

RECOMMENDATION OF THE WAYNE BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS OF WAYNE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF WAYNE VOTE FOR APPROVAL OF THE AGREEMENT.


OPINION OF CHIPPEWA'S FINANCIAL ADVISOR

         Chippewa retained Young & Associates, Inc., a financial institution consulting firm located in Kent, Ohio, to issue a fairness opinion in connection with the Merger. Young & Associates issued its written opinion to the Board of Directors on November 13, 1997, stating that the terms of the Merger Agreement were fair and equitable to Chippewa and its shareholders from a financial point of view. Young & Associates updated its opinion to ________, 199___ and reaffirmed that the terms of the Merger Agreement were fair and equitable to Chippewa and its shareholders from a financial point of view. A copy of the opinion of Young & Associates is set forth as Appendix B to this Joint Proxy Statement-Prospectus and should be read in its entirety.

         Young & Associates, Inc., regularly evaluates financial institutions and their securities for a wide range of purposes, including, but not limited to, mergers and acquisitions. Chippewa selected Young & Associates to issue a fairness opinion on the basis of its experience, reputation, and qualifications.

         The participation of Young & Associates was limited solely to the issuing of the fairness opinion. The firm was not involved in any other capacity and did not participate in any of the negotiations between Chippewa and Wayne.

         Young & Associates considered information from various public and non-public sources in arriving at its opinion including, but not limited to, the following: (1) financial data of Chippewa Valley from December 31, 1992 through September 30, 1997, from published annual reports, internal bank reports, interviews with bank management, and its Uniform Bank Performance Report ("UBPR"), which provides a comparison of banks with other banks sharing similar characteristics; (2) financial data of Wayne from Sheshunoff Data Services, Inc., which compiles data derived from all bank regulatory reports and provides certain peer group comparisons; (3) information from the financial and banking press concerning mergers and acquisitions similar to that proposed in the Merger Agreement; (4) this Joint Proxy Statement/Prospectus; (5) pro forma financial projections of Chippewa; and (6) a table of relative price/book of the transaction constructed by Young & Associates at various share prices of Wayne.

         Young & Associates performed several analyses which are common within the banking industry and made certain assumptions, which it believes to be reasonable, about future performance. As with any projection of future outcomes, actual performance may vary. The focus of the analysis was on the value of Chippewa as an independent entity, and whether the Merger fairly compensated the shareholders of Chippewa for that value; whether the Merger provided adequately for declines in the price of Wayne shares both at the time of the Merger and after; whether the price/book to Chippewa at various prices of Wayne shares was relative to similar and recent Merger transactions; and how the earnings performance of Wayne compared with banks sharing similar characteristics.

Financial Analysis of Chippewa and Forecast.

         Young & Associates analyzed the past and present earnings performance of Chippewa and its subsidiary, Chippewa Bank, compared the bank with peers, and projected earnings ten years into the future. Various assumptions were developed through interviews with management and are believed to be reasonable and attainable.

         The earnings of Chippewa Bank measured by return on average assets ("ROA") have tended to trail peer banks slightly from December 31, 1992, through June 30, 1997 (the last date for which comparative data were available). As of June 30, 1997, for example, Chippewa Bank's ROA was 1.03 percent compared with
1.31 percent for peers. The return on average equity ("ROE") for Chippewa Bank also trailed peer banks very slightly during the same period, reflecting 12.86 percent as of June 30, 1997, versus average peer ratios of 13.93 percent. Earnings, however, were characterized by better than average control of loan losses, evidenced by lower provisions for loan losses, lower net losses to average loans, and higher earnings coverage of loan losses. Earnings are also aided by adequate control of overhead expenses, evidenced by non-interest income to average assets at peer bank levels.

         Net interest income as a percent of average assets has lagged behind peer banks (3.98 percent versus 4.37 percent as of June 30, 1997) primarily because of a loan mix heavily weighted toward residential mortgages and a lower percentage of loans to average assets. Non-interest income to average assets has also trailed peer banks slightly. The management of Chippewa Bank expects to improve net interest income by increasing loans through both origination and the purchase of participation loans and changing the mix of the loan portfolio by increased emphasis on consumer and commercial lending. Non-interest income will be improved primarily by fees from the bank's alternative investment program and additional fees on ATM transactions.

         With the improvements to both net interest income and non-interest income anticipated above achieved gradually, Young & Associates believes it reasonable to assume that ROA would reach the 1.31 percent peer level by year-end 1999 and continue to improve. The probability that the improvements will be realized should be aided by the merger, since Wayne has consistently achieved net interest income levels above peer banks, has historically had better than average control of loan losses, and has consistently managed non-interest expense to a level below its peer banks.

         The ten-year forecast of earnings was discounted to a present value to develop a probable trading range of the shares of Chippewa as an independent entity. Young & Associates believes that the shares of Chippewa should command a price between 1.5 and 1.6 times book value or roughly 13.7 to 15 times twelve-month trailing earnings before any consideration is given to the Merger.

Terms of Agreement - Exchange Ratio.

         The Agreement provides that the 448,000 shares of Chippewa will be exchanged for between 981,837 and l,023,737 shares of Wayne. The exchange was estimated to be 350 percent of book value to the shareholders of Chippewa, assuming that, as of December 31, 1997, the book value per share of Chippewa would be $24.89 and the market price per share of Wayne would be $39.75 at the minimum number of shares of Wayne (981,837). The agreement further provides that "the average price of Wayne Common Stock shall not be less than $30.00..." with the additional provision that Chippewa cannot terminate the Merger below the $30.00 price if ... "the S & P Major Regional Bank Index declines 25 percent..."

Value of Exchange to Shareholders of Chippewa and Comparison.

         Young & Associates constructed a computer model which showed the change in the multiple of book value to the shareholders of Chippewa at various prices of Wayne and compared those results with other mergers in the third quarter of 1997. The Agreement will produce 350 percent of book value to the shareholders of Chippewa at all values of Wayne between approximately $38.25 and $39.75 per share as assumed in the maximum and minimum number of shares stated in the Exchange Ratio. Values of Wayne below $38.25 would reduce the multiple of book value to Chippewa, and values above $39.75 would increase the multiple of book value to Chippewa.

         As of October 20, 1997, the shares of Wayne were $44.25 per share or
28.4 times twelve-month trailing earnings. That price, if sustained and all other relative values remained equal, would result in a price/book to Chippewa shareholders of approximately 394 percent. The price/book to Chippewa would be approximately 270 percent if the share price of Wayne fell to the $30.00 minimum described above. $30.00 per share would be approximately 19 times Wayne's twelve-month trailing earnings.

         In the October 3, 1997, American Banker an article, "Time to Sell?..." referring to a study by Sheshunoff Information Services, Inc., reported that for the third quarter of 1997 the average price/book for merger/acquisitions for banks under three billion dollars in assets was 2.02 times book value. From the October 13, 1997, American Banker, "Market Monitor" - Midwestern Community Banks, Young & Associates selected 24 banks and arrived at an average price/earnings ratio ("P/E") of 18.64 times earnings. The selection considered all banks in the "Market Monitor" except those showing PEs obviously affected by unusually low trailing earnings or accounting adjustments.

         Comparing the terms of the Merger and applying the Exchange Ratio at various share prices of Wayne, Young & Associates concludes that the exchange, even at the $30.00 minimum share price of Wayne, will produce a multiple in excess of that of the average of similar transactions. At $30.00 per share for Wayne the P/E is very near the average of Midwestern Community Banks. It is also important to note that, even if the price per share of Wayne declined to approximately $22.00, shareholders of Chippewa would still receive the equivalent of 202 percent of book value, the third quarter average referred to above. The latter point would apply only in the event of a decline in the share price of Wayne of over 50 percent from the October 20, 1997, level. Young & Associates assets, therefore, that shareholders of Chippewa will receive fair value for the exchange at the time of the Merger and beyond.

Financial Performance of Wayne Bank.

         Through December 31, 1996, Wayne Bank achieved an ROA of 1.65 percent, placing it in the top 29 percent of Ohio banks as ranked by Sheshunoff Information Services, Inc. The ROE of Wayne Bank was 15.19 percent, somewhat below that of peers at 17.77 percent. The latter comparison should be understood in light of Wayne Bank's higher than peer equity/total assets ratio of 8.69 percent versus 7.45 percent for peers. The strong capital position would cause ROE to be somewhat lower. Another measure of capital adequacy is risk-based capital to risk-weighted assets, which simply requires greater levels of capital for greater levels of risk. Wayne Bank's risk-based capital to risk-weighted assets ratio was 19.90 percent as of March 31, 1997, considerably above the
12.25 percent for peer banks, which is another indication of a stronger than average equity position. Wayne Bank's earnings are characterized by slightly higher than average net interest income/average assets, lower non-interest expense, and better than average control of loan losses. It is important to note that the performance of Wayne Bank has been consistently superior, remaining at or near the top 25 percent of banks from December 31, 1994 through the present, achieving 1.33 percent ROA in 1994, 1.43 percent in 1995, and 1.67 ROA in 1996.

Merger Analysis and Other Considerations.

         Young & Associates produced a pro forma analysis for the Merger, considering the forecast for the earnings contributed by Chippewa described above, and certain assumptions regarding the future earnings of

Wayne. Wayne was assumed to grow assets at 2 percent from 1996 to 1997, and 5 percent in each subsequent year. ROA was assumed to be 1.40 percent in 1997,
1.50 percent in 1998, 1.60 percent in 1999, and 1.65 percent in 2000 and beyond. It was also assumed that Wayne would pay out 33 percent annually in cash dividends. The resulting ROE would thus be between 15.5 percent and 14 percent in each of the five years following the Merger.

         Chippewa shareholders would own between 19.97 percent and 20.64 percent of Wayne. With the assumptions employed above, Chippewa would contribute approximately 24 percent of the earnings of the merged bank in 1998.

         The Agreement was examined for other issues which might affect the shareholders of Chippewa from a financial point of view. It was noted that charges of up to $1,200,000 may be made to write off goodwill by Chippewa at the request of Wayne, and that an additional provision for loan losses of $500,000 will also be charged against 1997 earnings. Both charges will be added back in full to the book value of Chippewa for the purpose of the Exchange Ratio calculation.

         The analysis by Young & Associates was performed independently and without limitations imposed by any of the parties involved in the Merger. In conducting the analysis, use was made of information from publicly available financial data resources, financial data from internal bank records of Chippewa, and representations of the parties in the Merger Agreement and/or the Joint Proxy Statement/Prospectus. That information was assumed to be reliable and no attempt was made to verify the information independently. It was further assumed that the Merger will be completed as planned and that no other conditions will be imposed which might work to the detriment of the shareholders of Chippewa.

         Chippewa will pay Young & Associates, Inc., a fee of $7,500 for the issuance of the fairness opinion plus reasonable out-of-pocket expenses, and agrees to indemnify Young & Associates against certain liabilities, including liabilities under the securities laws.


OPINION OF WAYNE'S FINANCIAL ADVISOR

         Wayne retained the financial institution consulting and investment banking firm of Austin Associates, Inc., Toledo, Ohio ("Austin Associates"), to issue a fairness opinion in connection with the Merger. As of October 13, 1997, Austin Associates issued a written opinion to the Board of Directors that the terms of the Agreement were fair, from a financial point of view, to Wayne and its shareholders. Austin Associates updated its opinion to _________, 1998 that, based on the matters set forth therein, the terms of the Agreement are fair, from a financial point of view, to Wayne and its shareholders. A copy of Austin Associates' opinion is set forth as Appendix C to this Joint Proxy Statement/Prospectus and should be read in its entirety.

         Austin Associates is a recognized investment banking firm regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other purposes. Wayne selected Austin Associates to issue a fairness opinion in connection with the Merger on the basis of its reputation and qualifications.

         The terms of the Agreement, including the exchange ratio, were negotiated by Wayne and Chippewa, and their legal representatives, on an arm's-length basis. Austin Associates did not participate in the negotiation of the terms of the Agreement; however, did advise Wayne's legal counsel during the drafting of the financial terms of the Agreement.

         In arriving at its opinion, Austin Associates reviewed and analyzed material bearing upon the financial and operating condition of Wayne and Chippewa, including but not limited to the following: (1) this Joint Proxy Statement/Prospectus; (2) the financial statements of Wayne and Chippewa for the period 1992 through September of 1997; (3) certain other publicly available information on Wayne and Chippewa, consisting principally of data obtained from each organization's Uniform Bank Performance Report ("UBPR") compiled by the applicable federal banking regulatory agencies, which provides peer group ratios and other financial data; (4) other internal financial and operating information which was provided to Austin Associates by Wayne, consisting of pro forma financial projections reflecting the Merger; (5) publicly available information regarding the terms of certain transactions believed to be comparable to the Merger, including the financial performance and condition of those organizations involved in the comparable transactions; (6) the Merger Agreement dated October 13, 1997 and related documents; and (7) Austin Associates' experience with respect to bank merger transactions which provides insight into the unique aspects of any one particular transaction, thus influencing its conclusion as to whether a transaction is fair from a financial point of view.

         In connection with rendering its opinion, Austin Associates performed a variety of financial analyses, which are summarized below. Austin Associates believes its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Austin Associates' opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. In its analyses, Austin Associates made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Wayne or Chippewa. Any estimates contained in Austin Associates analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than the estimates.

Financial Terms of Agreement.

         The terms of the Agreement provide for all of the outstanding shares of Chippewa common stock, subject to statutory dissenters' rights, to be converted into the right to receive shares of Wayne common stock based on an Exchange Ratio. The Agreement further provides for all of the outstanding common shares of Wayne to remain outstanding. Based on 448,000 shares of Chippewa stock issued and outstanding, a total of between 981,837 and 1,023,737 shares of Wayne common stock shall be issued in the Merger. As of September 30, 1997, Wayne had 3,935,512 common shares outstanding. As a result, Chippewa shareholders, in the aggregate, will own between 19.97 percent and 20.64 percent of Wayne on a pro forma basis.

Financial Performance Analysis.

         Austin Associates completed a financial analysis of the performance and condition of Wayne and Chippewa, including their affiliate banks. This analysis included a detailed five year balance sheet and income statement comparison, and a performance ratio analysis, including a comparison to industry peer groups. Two key measures in the banking industry are the return on average asset ratio ("ROA") and the return on average equity ratio ("ROE"). ROA is equal to net income as a percent of average assets and ROE is equal to net income as a percent of average equity. Wayne's 1994 through September 30, 1997 average ROA was 1.47 percent and its average ROE was 12.91 percent. Another key measure is the leverage ratio, which is equal to tangible equity as percent of tangible assets. This measure is the principal indicator of capital adequacy for banking companies. Wayne's leverage ratio at September 30, 1997 was 12.41 percent. The comparable measures for Chippewa include a 1994 to September 30, 1997 average ROA of 0.96 percent, an average ROE of 11.01 percent and a leverage ratio at September 30, 1997 of 7.09 percent. Impacting Chippewa's performance measures and leverage ratio was a branch acquisition completed during 1996.

Economic Value Contribution Analysis.

         Austin Associates prepared an economic value contribution analysis of Wayne and Chippewa. This analysis consisted of several steps. First, a projection of the future performance for each company was developed. For Wayne, future performance was projected based on a continuation of current trends with respect to growth and profitability. An approximate 5 percent asset growth rate and an ROA ratio in the 1.50 percent range was utilized. For Chippewa, two separate projections were used: (1) a continuation of current profitability levels, including a 1.00 percent ROA; and (2) an increase in performance to the
1.20 to 1.35 percent ROA range, reflecting Wayne's management estimate of performance going forward as part of the Wayne organization. We have analyzed Wayne's management projections for Chippewa, and we believe that they are reasonable.

         The next step involved calculating the present value of the projected earnings streams using a discounted cash flow model specifically designed for banking companies. This resulted in the determination of relative economic values for each company. Austin Associates then added the relative economic values, and computed the percentage contribution that each company would make to the combined organization. Finally, the relative contributions were compared to the ownership percentage that each company's shareholders, in the aggregate, would have in the combined company. Using the 1.00 percent ROA assumption for Chippewa, Chippewa would contribute approximately 17.6 percent of the economic value of the pro forma combined company. Using the higher ROA assumption, Chippewa would contribute approximately 23.0 percent of the economic value of the combined organization. Using the midpoint of the range of possible Exchange Ratios, Chippewa shareholders would own, in the aggregate, 20.3 percent of the combined company.

Balance Sheet and Income Statement Contribution Analysis.

         Austin Associates compared the pro forma ownership interest in Wayne that current Wayne shareholders would receive, in the aggregate, to the contribution by Wayne to various balance sheet and income statement accounts, including total assets, loans, equity and net income in the combined organization. Assuming the mid-point of the Exchange Ratio range, Wayne shareholders would own approximately 79.7 percent of the combined organization, while Wayne's contribution of total assets would equal 71.9 percent, 75.1 percent of the total loans, 80.2 percent of the total equity, and 80.5 percent of year-to-date September 30, 1997 net income.

Prices Paid in Guideline Transactions.

         Austin Associates identified 6 stock merger transactions in Ohio since 1994 involving a buying bank holding company having assets of less than $1 billion, and a selling organization with assets of less than $500 million and an ROA of at least 0.50 percent. The median price to book value was 218 percent and average price to book value was 215 percent. The median and average price to earnings multiples were 19.2 and 19.5, respectively. The high price to book value ratio was 300 percent and the high price to earnings multiple was 24.8 times. The estimated consideration in the Merger is 350 percent of book value and 32.0 times earnings.

         The median selling bank, on average, recorded an ROA of 1.13 percent, an ROE of 10.95 percent and a leverage ratio of 9.39 percent. These compare to Chippewa's September 30, 1997 ROA of 0.99 percent, 12.53 percent ROE and 6.98 percent leverage ratio. Of the six guideline transactions, the selling organization achieving the highest price to book value and price to earnings ratios recorded an ROA of 1.15 percent and an ROE of 11.84 percent.

Contribution Analysis for Guideline Transactions

         Austin Associates further evaluated the six guideline transactions to compare the relative contribution measures to the contribution analysis completed for the Merger involving Wayne and Chippewa. For the guideline transactions, the median ownership percentage issued to the selling company was
10.7 percent. The median earnings contributed by the selling bank was 7.1 percent. The median ownership issued as a percent of earnings contributed was 129 percent. In the Merger, it is estimated that Chippewa shareholders will receive 20.3 percent of Wayne, while contributing year to date 1997 earnings of
19.5 percent. The ownership issued as a percent of earnings contributed is estimated at 104 percent. From a contribution perspective, based on historical earnings, the Merger involves a much lower premium than the typical guideline transaction.

         The median equity contributed in the guideline transactions was 9.4 percent, comparing to the 10.7 percent ownership issued. The median ownership issued as a percent of equity contributed was 100 percent. In the

Merger, based on September 30 data, Chippewa would contribute 19.8 percent of the pro forma equity of Wayne, compared to receiving 20.3 percent ownership, thus resulting in a ratio of ownership issued to equity contributed of 103 percent.

         The median assets contributed in the guideline transactions was 9.7 percent, comparing to the 10.7 percent ownership issued. The median ownership issued as a percent of assets contributed was 95 percent. In the Merger, based on September 30 data, Chippewa would contribute 28.1 percent of the pro forma assets of Wayne, compared to receiving 20.3 percent ownership, thus resulting in a ratio of ownership issued to assets contributed of 72 percent.

Pro Forma Merger Analysis.

         Austin Associates reviewed the pro forma effect of the Merger to Wayne's December 31, 1996 and September 30, 1997 earnings per share and book value per share. Wayne recorded earnings per share in 1996 of $1.41 and a book value of $10.55 per share as of year end 1996. Giving effect to the Merger, the equivalent Wayne earnings per share would have equaled $1.32, a decrease of 6.4 percent from actual results. Book value per share would have decreased to $10.45 per share, a decrease of 0.9 percent below actual book value.

         Wayne recorded year to date earnings per share of $1.04 and a book value of $11.35 per share as of September 30, 1997. Giving effect to the Merger, the equivalent Wayne earnings per share would have equaled $1.03, a decrease of
1.0 percent from actual results. Book value per share would have decreased to $11.28 per share, a decrease of 0.6 percent below actual book value.

         In addition to reviewing the pro forma effect to historical earnings and book value, Austin Associates completed a forward looking analysis based on the performance projections used in the Economic Value Contribution Analysis. Assuming a 1.00 percent future ROA for Chippewa, it is estimated that the Merger would reduce Wayne's earnings per share by less than 1.0 percent annually in the future. Using Wayne's management projections, which assume a higher ROA level, pro forma earnings per share for Wayne would be increased by $0.05 in 1998, which is more than 3.0 percent over the stand-alone forecast. This earnings per share enhancement would continue, rising to an approximate 7.5 percent improvement over projected stand-alone earnings per share within five years.

         The summary set forth above does not purport to be a complete description of the analyses performed by Austin Associates. Further, Austin Associates did not conduct a physical inspection of any of the properties or assets of Wayne or Chippewa. Austin Associates has assumed and relied upon the accuracy and completeness of the financial and other information provided to it or publicly available, has relied upon the representations and warranties of Wayne and Chippewa made pursuant to the Agreement, and has not independently attempted to verify any of such information. Austin Associates has also assumed that the conditions to the Merger as set forth in the Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement. No limitations were imposed by Wayne or Chippewa on Austin Associates regarding the scope of its investigation nor were any specific instructions given to Austin Associates in connection with its fairness opinion.

         For Austin Associates' services as financial advisor in the proposed transaction, Wayne will pay the firm a fee of $50,000, including $25,000 through the issuance of the fairness opinion and an additional $25,000 upon completion of the Merger. In addition, Wayne has agreed to reimburse Austin Associates for reasonable out-of-pocket expenses and indemnify Austin Associates against certain liabilities, including liabilities under the securities laws.

TERMS OF THE MERGER

         At the Effective Time (as defined below), Chippewa will merge with Wayne with the result that Chippewa Bank will become a wholly owned subsidiary bank of Wayne. At the Effective Time, the directors and officers of Chippewa Bank serving in such capacity immediately prior to the Effective Time shall continue to be the directors and officers of Chippewa Bank, provided that Wayne has the right to appoint two persons to the Board of Directors of Chippewa. Wayne has decided to appoint David P. Boyle, the Chief Financial Officer of Wayne and F. Bill Damron, the Senior Executive Vice President of Wayne to the Chippewa Board. In addition, at the Effective Time, the Agreement provides that two additional persons from Chippewa will become members of the Board of Directors of Wayne. The Board of Directors of Wayne has determined that Philip S. Swope, the President, Chief Executive Officer and a director of Chippewa and Carl H. Bradford, Jr., currently a member of the Board of Directors of Chippewa, will become the persons appointed to the Wayne Board. In addition, Philip S. Swope shall become the President of Wayne after the Effective Time.

         At the Effective Time, all of the outstanding shares of Chippewa Common Stock will be converted into the right to receive shares of Wayne Common Stock in accordance with the terms of the Agreement and the Exchange Ratio as defined by the Agreement. The Exchange Ratio provides that each outstanding share of Chippewa Common Stock shall be exchanged for and converted into the right to receive the number of shares of Wayne Common Stock determined by multiplying the "adjusted book value" (as defined in the Agreement) of a share of Chippewa Common Stock by 350% and dividing the resultant by the "market value" (as defined in the Agreement) of Wayne Common Stock. The Agreement provides further that Wayne will not issue more that 1,023,737 shares nor less than 981,837 shares of Wayne Common Stock in connection with the Merger. Assuming the issuance of 1,002,787 shares, the midpoint of the shares of Wayne that could be issued in the transaction, each share of Chippewa Common Stock would be converted into the right to receive 2.2384 shares of Wayne on the effective date of the Merger. The minimum exchange ratio will be 2.1916 shares of Wayne for each share of Chippewa and the maximum exchange ratio will be 2.28512 shares of Wayne for each share of Chippewa The average bid and asked price of a share of Wayne Common Stock on _________, 1997 was $____, such that each shareholder of Chippewa would have received $______ in Wayne Common Stock had the Merger been consummated as of that date, assuming the issuance of 2.2384 shares of Wayne for each share of Chippewa.

         The Merger Agreement provides that if the Wayne Average Price Per Share for the 10 business days preceding the effective date of the Merger is less than $30.00 per share, the Board of Directors of Chippewa may terminate the Merger unless the S & P Major Regional Bank Index shall have declined by 25% or more from the date of the Agreement through the Effective Date, in which case Chippewa shall not have a right to terminate the Agreement.

          No fractional shares of Wayne Common Stock will be issued in the Merger. Rather, each holder of Chippewa Common Stock who otherwise would have been entitled to a fraction of a share of Wayne Common Stock shall receive in lieu thereof cash, without interest, in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the bid and asked closing price on the Effective Date of the Merger as reported by NASDAQ.

EFFECTIVE TIME OF THE MERGER

          Subject to satisfaction or waiver of all other conditions contained in the Agreement, the Merger, will become effective on the first business day of the next calendar month after the later to occur of: (i) approval of the Agreement by the Federal Reserve Board and ODFI; and (ii) approval of the Merger by the shareholders of Chippewa and Wayne. The Merger will become effective on the first day of the second calendar month following the events specified in (i) and (ii) above if the last of such events occurs after the sixteenth of the month, provided that the Effective Date shall not be before March 31, 1998. Another time may be agreed upon in writing by the parties. Upon the filing of an executed Certificate of Merger with the Ohio Secretary of State, the Merger will become effective at such time as is specified in the Certificate of Merger (the "Effective Time"). Subject to the conditions contained in the Agreement, the Effective Time is currently expected to occur early in the second quarter of 1998.

SURRENDER OF CHIPPEWA CERTIFICATES

         As soon as practicable after the Effective Time of the Merger, Wayne is required by the Agreement to mail to each holder of record of Chippewa Common Stock a letter of transmittal and instructions for use in surrendering such holder's Chippewa Common Stock certificates and receiving shares of Wayne Common Stock to be issued in the Merger.

         CHIPPEWA SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS FROM WAYNE.

         Upon surrender to Wayne of one or more certificates of Chippewa Common Stock together with a properly completed letter of transmittal, Wayne will issue and deliver to the holder of record of Chippewa Common Stock, a certificate representing the number of shares of Wayne Common Stock to which the holder is entitled and, where applicable, a check for the amount representing any fractional share interest.

         All Wayne Common Stock issued pursuant to the Agreement will be issued as of the Effective Time. No dividends or other distributions declared with respect to Wayne Common Stock payable to former holders of Chippewa Common Stock, pursuant to the Merger and payable to the holders thereof after the Effective Time shall be paid until each holder surrenders such holder's Chippewa Common Stock certificates. Subject to the effect of applicable laws, after the surrender and exchange of such certificates, the holder of certificates for shares of Wayne Common Stock into which the shares of Chippewa Common Stock shall have been converted shall be entitled to receive any dividends or other distributions, but without any interest, which previously became payable by Wayne with respect to the shares of Chippewa Common Stock represented by such certificate or certificates.

         In the case of any lost, stolen or destroyed Chippewa Common Stock certificate, Wayne will issue a new certificate representing shares of Wayne Common Stock and a check for the cash into which a fractional share of Chippewa Common Stock shall have been converted only if Wayne receives: (i) evidence to the reasonable satisfaction of Wayne that such certificate has been lost, wrongfully taken or destroyed, (ii) such indemnity agreement as reasonably may be requested by Wayne to save it harmless, and (iii) evidence satisfactory to it of ownership of Chippewa Common Stock for which the certificate has been lost, wrongfully taken or destroyed.

         After the Effective Time, there will be no further registration of transfers on the stock transfer books of Wayne of shares of Chippewa Common Stock. Shares of Chippewa Common Stock presented to Wayne for transfer after the Effective Time will be canceled and exchanged for certificates representing shares of Wayne Common Stock and cash in lieu of any fractional share interest as provided in the Agreement.

CONDITIONS TO THE MERGER

         The Merger will occur only if the Agreement is adopted by the requisite vote of the shareholders of Chippewa and Wayne and the acquisition of a controlling interest in Chippewa is approved by the shareholders of Chippewa as required by the Acquisition Act. Consummation of the Merger is subject to the satisfaction of certain other conditions, unless waived to the extent waiver is permitted by applicable law. Such conditions include, but are not limited to, the following: (i) the receipt of all necessary regulatory approvals, including the approval of the Federal Reserve Board and the ODFI; (ii) the effectiveness of the Registration Statement registering the shares of Wayne to be issued in the Merger, and the absence of a stop order suspending such effectiveness or proceedings seeking a stop order; (iii) the absence of a temporary restraining order, injunction or other order of any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger; (iv) the continued accuracy of representations and warranties by Chippewa and Wayne regarding, among other things, the organization of the parties, financial statements, capitalization, pending and threatened litigation, enforceability of the Agreement and compliance with law and tax matters; (v) the performance by Chippewa and Wayne in all material respects of each of the obligations required to be performed by them under the Agreement; (vi) the receipt by Chippewa and Wayne and the continuing effectiveness of opinion of counsel as to certain federal income tax consequences of the respective Merger; (vii) the receipt of all consents or approvals from third parties required under agreements for consummation of the Merger other than those agreements for which failure to obtain such consents or approval would not have a material adverse effect on Chippewa; (viii) that no event shall have occurred, which, in the reasonable opinion of Wayne and its auditors, would prevent the Merger from being accounted for as a pooling of interests; (ix) the absence of any material adverse change since December 31, 1996, in the financial condition, results of operation or business of Chippewa and Wayne in each case, together with their respective subsidiaries taken as a whole; (x) the absence of any material action, suit or proceeding commenced against Chippewa and Wayne with respect to the Merger seeking to restrain, enjoin, prevent, change or rescind the transaction contemplated by the Agreements or questioning the validity or legality of any such transaction; (xi) the receipt by Chippewa and Wayne of opinions of counsel as provided in the Agreement; (xii) the receipt by Chippewa and Wayne of opinions, from their respective financial advisors, dated within two days of the Proxy Statement-Prospectus, that the Merger is fair to the holders of Chippewa Common Stock and Wayne Common Stock, respectively, from a financial point of view; and (xiii) that not more than ten percent of the voting power of the issued and outstanding shares of Chippewa Common Stock shall have taken steps, at the time the Merger shall become effective, to perfect their rights as dissenting shareholders under Ohio Law; (xiv) that the Wayne Average Price Per Share for the 10 business days preceding the effective date of the Merger shall not be less than $30.00 per share, unless the S & P Major Regional Bank Index shall have declined by 25% or more from the date of the Agreement through the Effective Date.

         The consummation of the Merger is conditioned upon the determination that the Merger will be accounted for under the pooling of interests method of accounting. In the event the Merger did not qualify for pooling accounting treatment, but the parties determined to consummate the Merger and to waive the condition, the Merger would not be consummated without a resolicitation of the vote of shareholders of Chippewa. In such an event, the revised pro forma financial information would be materially different than those presented elsewhere herein.

         In addition, unless waived, each party's obligation to consummate the Merger is subject to performance by the other party of its obligations under the respective Agreement and the receipt of certain certificates from the other party.

REGULATORY APPROVAL

         The Merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended ("BHC Act"), which requires that the Federal Reserve Board take into consideration the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve Board from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position.

         Under the BHC Act, the Merger may not be consummated until the 15th day following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise. The BHC Act provides for the publication of notice and public comment on the application and authorizes the regulatory agency to permit interested parties to intervene in the proceedings.

         Wayne filed an application with the Federal Reserve Bank of Cleveland (the "Federal Reserve Bank") on December ___, 1997, seeking approval of the Merger. The application was accepted for processing on ________, 199__. The application has not yet been approved by the Federal Reserve Board but the parties believe that the Federal Reserve Board will approve the application on or before _______________, 1998.

         The approval of the Federal Reserve Board is not to be interpreted as the opinion of such regulatory authority that the Merger is fair to the shareholders of Chippewa from a financial point of view or that such regulatory authority has considered the adequacy of the terms of the Merger. An approval by such regulatory authority in no way constitutes an endorsement or a recommendation of the Merger by the Federal Reserve Board.

         There can be no assurance that the Department of Justice will not challenge the Merger or if such a challenge is made, as to the result thereof.

         In addition to the approval of the Federal Reserve Board, the consummation of the Merger is subject to approval of the transaction by the Ohio Division of Financial Institutions. Such approval is required because the Merger will result in a "change of control" of Chippewa Bank, the wholly-owned Ohio chartered commercial banking subsidiary of Chippewa. The ODFI also will take into consideration the financial and managerial resources and future prospects of Wayne and the convenience and needs of the communities to be served. An application was filed with the ODFI on December ___, 1997, seeking approval for such "change of control." While approval of the change of control has not yet been received, the parties believe that such approval will be received on or before ________________, 1998.

         Other than the regulatory approvals described herein and required compliance with certain federal and state securities laws by Wayne in connection with its issuance of shares of Wayne Common Stock in connection with the Merger with which Wayne will comply, Wayne and Chippewa are not aware of any other governmental approvals or actions that are required for consummation of the Merger. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing thereof.

CONDUCT OF BUSINESS PENDING THE MERGER

         Under the Agreement Chippewa and Wayne are generally obligated to (and to cause their respective subsidiaries to) operate their respective businesses only in the usual and ordinary course consistent with past practices; use reasonable efforts to keep in force current insurance coverage; refrain from any change in their methods of accounting or certain other policies and refrain from taking any action that would adversely affect or delay regulatory approval of the Agreement; give the other party and its representatives access to information concerning its affairs as may be reasonably requested; and with respect to Chippewa refrain from paying cash dividends except as permitted under the Agreement, see "Dividends."

DIVIDENDS

         Under the Agreement, Chippewa may not pay cash dividends prior to the Effective Time of the Merger except for a semi-annual cash dividend at the rate of $0.16 per share payable before December 31, 1997.

TERMINATION, AMENDMENT AND WAIVER

         The Agreement may be terminated at any time prior to the Effective Time whether before or after approval of the matters presented by the shareholders of
Chippewa: (i) by mutual consent of the Boards of Directors of Chippewa and Wayne; (ii) by either party to the Merger if all required regulatory approvals are not received; (iii) by the Board of Directors of either party if there has been a willful breach of any representation, warranty, covenant or agreement by the other party which is not cured after 10 days' written notice; (iv) by either party if the required vote of Chippewa shareholders is not received; or (v) by the Board of Directors of either party if the Merger is not consummated by December 31, 1998.

         The Agreement may not be amended except in writing signed on behalf of both parties, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Chippewa. At any time prior to the Effective Time, either party to the Agreement may, to the extent legally allowed, extend the time for performance of any of the obligations of the other party, waive any inaccuracies in representations and warranties of the other and waive compliance with any of the agreements or conditions of the Agreement.

TERMINATION FEE

         If Chippewa shareholders fail to approve the Agreement and Chippewa or its shareholders receive an offer from and negotiate with any party other than Wayne at any time within one year of the date of the Agreement, then, subject to certain other conditions set forth in the Agreement, Chippewa shall pay a termination fee to Wayne of $1,500,000.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

         As a result of the Merger, Chippewa Bank will become a wholly owned subsidiary of Wayne. Wayne expects to continue to operate Chippewa Bank at its present locations. Immediately after the Effective Time of Merger, the Board of Directors of Chippewa Bank shall be comprised of all those persons serving as a director of Chippewa Bank immediately prior to the Effective Time of the Merger with the addition of David P. Boyle, currently the Chief Financial Officer of Wayne and F. Bill Damron, currently the Senior Executive Vice President of Wayne. The Board of Directors of Wayne after the Effective Time of the Merger shall be comprised of all those persons serving as directors of Wayne immediately prior to the Effective Time plus two additional persons to be added to the Board of Directors from Chippewa. Wayne has determined that such persons will be Philip S. Swope, President, Chief Executive Officer and a Director of Chippewa and Carl H. Bradford, Jr., currently a director of Chippewa. Further, the Agreement provides that Wayne will appoint Mr. Swope as the President of Wayne after the Effective Time of the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         As of the Record Date, Wayne owned 1,000 shares representing 0.22% of Chippewa's outstanding Common Stock. As of the Record Date, executive officers and directors of Chippewa owned none of the outstanding shares of Wayne Common Stock and executive officers and directors of Wayne beneficially owned no shares of Chippewa Common Stock. As discussed above, Mr. Philip S. Swope, President, Chief Executive Officer and a Director of Chippewa, will become the President of Wayne upon consummation of the Merger.

EFFECT ON EMPLOYEE BENEFIT PLANS

         Chippewa. Subsequent to the Merger, and subject to applicable law and regulations, Wayne intends to adopt employee benefit plans at Chippewa Bank comparable to those currently in place at Wayne Bank. For purposes of eligibility and vesting in such employee benefits, employees of Chippewa and Chippewa Bank will be given credit for their years of service as employees of Chippewa and Chippewa Bank.

         Wayne. Employee benefits of Wayne will not be changed as a result of the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary description of the anticipated federal income tax consequences of the Merger to holders of Wayne Common Stock and Chippewa Common Stock and to Wayne and Chippewa. The summary is not a complete description of the federal income tax consequences of the Merger. Each shareholder's individual circumstances may affect the tax consequences of the Merger to such shareholder.

         Neither Wayne nor Chippewa has requested or will receive an advance ruling from the Internal Revenue Service (the "Service") as to the tax consequences of the Merger. With respect to the Merger, Wayne and Chippewa have received an opinion from special counsel to Wayne, Werner & Blank Co., L.P.A. This tax opinion is based upon certain representations made by Wayne and Chippewa and upon the current law and the current judicial and administrative interpretations thereof. This opinion will not be binding on the Service or any court. Consequently, there can be no assurance that the tax consequences set forth below will continue as described herein, nor can any assurance be given that the issues discussed below will not be challenged by the Service, or, if so challenged, will be decided favorably to the parties to the Merger or their shareholders.

         Subject to the foregoing, the opinions of Werner & Blank Co., L.P.A., are substantially as follows:

                  (i) Since the merger of Chippewa with and into Wayne qualifies as a statutory merger under applicable federal law, the Merger will qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code");

                  (ii) No gain or loss will be recognized by Chippewa or Wayne upon merger of Chippewa with and into Wayne;

                  (iii) No gain or loss will be recognized by the Chippewa shareholders who exchange, pursuant to the Merger, their shares of Chippewa Common Stock solely for shares of Wayne Common Stock;

                  (iv) The federal income tax basis of the Wayne Common Stock to be received by the Chippewa shareholders in Merger, including fractional share interests, will be the same as the federal income tax basis of such Chippewa Common Stock surrendered therefor;

                  (v) The holding period of the Wayne Common Stock to be received by the Chippewa shareholders in the Merger will include the period during which the Chippewa Common Stock surrendered was held as a capital asset on the Effective Date of the Merger;

                  (vi) The payment of cash in lieu of fractional share interests of Wayne Common Stock will be treated as if the fractional shares were distributed as part of the Merger and then were redeemed by Wayne. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code; and

                  (vii) Where a Chippewa shareholder dissents to the Merger, and such shareholder receives solely cash in exchange for his or her Chippewa Common Stock, such cash will be treated as having been received by such shareholder as a distribution in redemption of his or her shares subject to the provisions and limitations of Section 302 of the Code.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE HAS NOT BEEN VERIFIED WITH THE INTERNAL REVENUE SERVICE AND IS BASED UPON THE FEDERAL INTERNAL REVENUE CODE AS IN EFFECT ON THE DATE OF THIS PROXY STATEMENT-PROSPECTUS WITHOUT CONSIDERATION OF ANY STATE LAWS OR THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY CHIPPEWA SHAREHOLDER.

         BECAUSE OF THE COMPLEXITY OF THE FEDERAL, STATE AND LOCAL TAX LAWS, IT IS RECOMMENDED THAT SHAREHOLDERS OF CHIPPEWA CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES RESULTING FROM THE MERGER.

ACCOUNTING TREATMENT

         The Agreement provides that consummation of the Merger is conditioned upon the receipt by Wayne of assurances, satisfactory to it, that the Merger qualifies for accounting treatment as a pooling of interests if consummated in accordance with the Agreement. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of Wayne and Chippewa will be combined at the Effective Time and carried forward at their previously recorded amounts, and the shareholders' equity accounts of Chippewa and Wayne's will be consolidated on Wayne's balance sheet. Income and other financial statements of Wayne issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of Wayne and Chippewa as if the Merger had taken place prior to the periods covered by such financial statements.

         For the Merger to qualify as a pooling of interests for accounting purposes, substantially all (90% or more) of the outstanding Chippewa Common Stock must be exchanged for Wayne Common Stock. All parties have agreed not to take any action which would disqualify the Merger from pooling of interests treatment by Wayne.

EXPENSES

         The Agreement provides that whether or not the Merger is consummated, all costs and expenses incurred in connection with the Agreement and the transactions contemplated therein shall be paid by the party incurring such expense.

RESALE OF WAYNE COMMON STOCK

         The shares of Wayne Common Stock to be issued in the Merger to holders of Chippewa Common Stock have been registered under the Securities Act and may be freely traded by holders of Chippewa Common Stock who, at the Effective Time, are not "affiliates" of Chippewa (and who are not affiliates of Wayne at the time of the proposed resale). Directors, executive officers, and 10% shareholders of Chippewa are generally deemed to be affiliates under the Securities Act. Pursuant to the Agreement, Wayne must have received from each affiliate of Chippewa a written undertaking to the effect that: (a) he or she will not sell or dispose of Wayne Common Stock acquired in the Merger other than in accordance with the Securities Act, except under (i) a separate registration statement for distribution (which Wayne has not agreed to provide), or (ii) Rule 145 promulgated thereunder by the SEC, or (iii) some other exemption from registration; and (b) he or she will not otherwise dispose of the Wayne Common Stock or otherwise reduce his or her market risk relative to the Wayne Common Stock within 30 days prior to the Effective Time of the Merger or prior to the publication by Wayne of an earnings statement covering at least 30 days of combined operations after the Effective Time.

DISSENTERS' RIGHTS

         Under the provisions of Ohio Revised Code, Section 1701.85, any shareholder of Chippewa who does not vote in favor of the Agreement is entitled to receive the fair cash value of his shares, upon perfecting his right of appraisal. Not later than ten (10) days after the date upon which the shareholders voted upon the Merger, any shareholder seeking to perfect his appraisal right must make a written demand upon Chippewa for the fair cash value of those shares so held by him. A negative vote alone is not sufficient to perfect rights as a dissenter. No notice of the results of the meeting will be given to shareholders. If Chippewa and the shareholder have not come to an agreement within three (3) months of the shareholder's written demand, the shareholder or Chippewa may file a petition in court for a formal judicial appraisal. Failure to follow the procedures enumerated in the Ohio Revised Code,
Section 1701.85, Qualifications of and Procedures for Dissenting Shareholders, which is Appendix C of this Proxy Statement (the Dissenters' Statute), will waive the shareholder's right of appraisal.

         THE FOREGOING SUMMARY OF DISSENTERS' STATUTE DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO DISSENTERS' STATUTE AND THE OTHER PROVISIONS OF THE OHIO LAW. THE FAILURE OF A SHAREHOLDER OF CHIPPEWA TO FOLLOW THE PROCEDURES SET FORTH IN DISSENTERS' STATUTE WILL TERMINATE SUCH SHAREHOLDER'S APPRAISAL RIGHTS. AS A CONSEQUENCE, EACH SHAREHOLDER OF CHIPPEWA WHO DESIRES TO EXERCISE SUCH RIGHTS SHOULD REVIEW DISSENTERS' STATUTE AND FOLLOW ITS PROVISIONS. THE COMPLETE TEXT OF THE RELEVANT PROVISIONS OF DISSENTERS' STATUTE IS ANNEXED TO THIS PROXY STATEMENT AS APPENDIX C.

                            PRO FORMA FINANCIAL DATA

         The following unaudited Pro Forma Combined Condensed Balance Sheets as of December 31, 1996 and September 30, 1997, and the Pro Forma Combined Condensed Statements of Income for each of the three-year periods ended December 31, 1996, and the nine months ended September 30, 1997 and 1996, gives effect to the Merger based on the historical consolidated financial statements of Wayne and Chippewa under the assumptions and adjustments set forth in the accompanying notes to the pro forma financial statements.

         The Pro Forma Condensed Balance Sheets assume the Merger was consummated on the dates indicated, and the Pro Forma Condensed Statements of Income assume that the Merger was consummated on January 1 of each period presented. The pro forma statements may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with Wayne's historical financial statements and the related notes thereto incorporated by reference herein and Chippewa's historical financial statements and the related notes thereto included elsewhere in this Proxy Statement-Prospectus. The proforma information assumes the issuance of 1,002,787 shares, the midpoint of the shares of Wayne that could be issued in the transaction, such that each share of Chippewa Common Stock would be converted into the right to receive 2.2384 shares of Wayne on the effective date of the Merger. Such 1,002,787 amount includes the issuance of 2,238 shares to Wayne representing the 1,000 shares of Chippewa Common Stock currently owned by Wayne multiplied by the exchange ratio.

                  PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 (UNAUDITED)
                              DECEMBER 31, 1996
                                (IN THOUSANDS)

                                                                                                   WAYNE AND
                                                                                                   CHIPPEWA
                                                                              PRO FORMA            PRO FORMA
                                                 WAYNE       CHIPPEWA        ADJUSTMENTS           COMBINED
                                               --------     ---------        -----------           ---------
ASSETS
Cash and due from banks                        $ 14,975      $  5,841                               $ 20,816
Federal funds sold                                7,620             0                                  7,620
Interest bearing deposits in other banks              0             0                                      0
Investment securities                           103,294        50,935                                154,229
Assets held for sale                                  0             0                                      0
Loans                                           218,729        70,195                                288,924
Less allowance for loan losses                    3,657           617                                  4,274
                                               --------      --------                               --------
   Net loans                                    215,072        69,578                                284,650
Premises and equipment, net                       6,215         2,342                                  8,557
Goodwill and Other Intangibles                      962         1,624                                  2,586
Other assets                                      4,255         1,278                                  5,533
                                               --------      --------                               --------
   Total assets                                 352,393       131,598                                483,991
                                               ========      ========                               ========
LIABILITIES
Noninterest bearing deposits                     43,414        12,494                                 55,908
Interest-bearing deposits                       238,272       102,459                                340,731
                                               --------      --------                               --------
   Total deposits                               281,686       114,953                                396,639
Federal funds purchased and
   securities sold under
   agreements to repurchase                      26,142         5,189                                 31,331
Notes payable                                         0           555                                    555
FHLB advances                                         0             0                                      0
Other liabilities                                 3,076           798                                  3,874
                                               --------      --------                               --------
   Total liabilities                            310,904       121,495                                432,399

SHAREHOLDERS' EQUITY
Common stock                                      3,935           600               403                4,938
Capital surplus                                  13,356           700            (1,056)              13,000
Retained earnings                                24,038         9,385                                 33,423
Shares held in the treasury                         (88)         (653)              653                  (88)
Net unrealized (losses) gains on
  securities available for sale                     248            71                                    319
Total shareholders' equity                       41,489        10,103                                 51,592
                                               --------      --------                               --------
Total liabilities and shareholders' equity     $352,393      $131,598                               $483,991
                                               ========     =========                               ========

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                   (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1994
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       WAYNE AND CHIPPEWA
                                                                                      PRO FORMA            PRO FORMA
                                                  WAYNE             CHIPPEWA          ADJUSTMENTS            COMBINED
                                                 -------            --------          -----------      ------------------
INTEREST INCOME:
Interest and fees on loans                       $16,465             $3,958                                   $20,423
Interest on deposits                                   0                  0                                         0
Interest on federal funds sold                       109                 86                                       195
Interest on investment securities                  4,522              1,641                                     6,163
                                                 -------             ------                                   -------
   Total interest income                          21,096              5,685                     0              26,781

INTEREST EXPENSE:
Interest on deposits                               7,541              2,125                                     9,666
Interest on borrowings                               390                128                                       518
                                                 -------             ------                                   -------
   Total interest expense                          7,931              2,253                     0              10,184
                                                 -------             ------           -----------             -------

NET INTEREST INCOME                               13,165              3,432                     0              16,597
                                                 =======             ======           ===========             =======

Provision for loan losses                            346                 48                                       394
                                                 -------             ------                                   -------
Net interest income after provision for
   Loan losses                                    12,819              3,384                    0               16,203
Noninterest income                                 2,598                418                                     3,016
   Investment Securities Gains (and
   Losses)                                             2               (18)                                       (16)
Noninterest expense                                9,839              2,583                                    12,422
                                                 -------             ------                                   -------
Income before income taxes                         5,580              1,201                    0                6,781
Income taxes                                       1,560                293                                     1,853
                                                 -------             ------                                   -------

NET INCOME                                       $ 4,020             $  908           $        0              $ 4,928
                                                 =======             ======           ==========              =======

Net income per common share                      $  1.03             $ 1.91                                   $  1.00
Pro forma net income per common share

AVERAGE SHARES OUTSTANDING                     3,918,907            476,000                                 4,921,694

CONVERSION RATIO                                                                                               2.2384

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                 (UNAUDITED)
                         YEAR ENDED DECEMBER 31, 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                WAYNE AND CHIPPEWA
                                                                                PRO FORMA           PRO FORMA
                                                    WAYNE         CHIPPEWA     ADJUSTMENTS          COMBINED
                                                 ----------      ----------    -----------      ------------------
INTEREST INCOME:
Interest and fees on loans                       $   18,956      $    5,106                     $      24,062
Interest on deposits                                      0               0                                 0
Interest on federal funds sold                          239             131                               370
Interest on investment securities                     4,935           1,696                             6,631
                                                 ----------      ----------                     -------------
   Total interest income                             24,130           6,933              0             31,063

INTEREST EXPENSE:
Interest on deposits                                  9,276           2,863                            12,139
Interest on borrowings                                  640             271                               911
                                                 ----------      ----------                     -------------
   Total interest expense                             9,916           3,134              0             13,050
                                                 ----------      ----------     ----------      -------------

NET INTEREST INCOME                                  14,214           3,799              0             18,013
                                                 ==========      ==========     ==========      =============

Provision for loan losses                               120             110                               230
                                                 ----------      ----------                     -------------
Net interest income after provision for
   loan losses                                       14,094           3,689              0             17,783
Noninterest income                                    2,765             488                             3,253
Investment Securities Gains (and Losses)                (12)              0                               (12)
Noninterest expense                                  10,530           2,950                            13,480
                                                 ----------      ----------                     -------------
Income before income taxes                            6,317           1,227              0              7,544
Income taxes                                          1,832             315                             2,147
                                                 ----------      ----------                     -------------

NET INCOME                                       $    4,485      $      912     $        0      $       5,397
                                                 ==========      ==========     ==========      =============



Net income per common share                      $     1.14      $     2.04                     $        1.09
Pro forma net income per common share

AVERAGE SHARES OUTSTANDING                        3,931,595         448,000                         4,934,382

CONVERSION RATIO                                                                                       2.2384


               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                 (UNAUDITED)
                         YEAR ENDED DECEMBER 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  WAYNE AND CHIPPEWA
                                                                                    PRO FORMA          PRO FORMA
                                                WAYNE             CHIPPEWA         ADJUSTMENTS         COMBINED
                                            ----------            ---------        -----------    ------------------
INTEREST INCOME:

Interest and fees on loans                  $   19,546            $   5,842                          $   25,388
Interest on deposits                                 0                    0                                   0
Interest on federal funds sold                     184                  153                                 337
Interest on investment securities                5,700                2,821                               8,521
                                            ----------            ---------                          ----------
   Total interest income                        25,430                8,816              0               34,246

INTEREST EXPENSE:
Interest on deposits                             9,452                4,067                              13,519
Interest on borrowings                             994                  251                               1,245
                                            ----------            ---------                          ----------
   Total interest expense                       10,446                4,318              0               14,764
                                            ----------            ---------        -------           ----------

NET INTEREST INCOME                             14,984                4,498              0               19,482
                                            ==========            =========        =======           ==========

Provision for loan losses                          180                  120                                 300
                                            ----------            ---------                          ----------
Net interest income after provision for
   loan losses                                  14,804                4,378              0               19,182
Noninterest income                               3,893                  566                               4,459
Investment Securities Gains (and Losses)             6                   (2)                                  4
Noninterest expense                             10,751                3,636                              14,387
                                            ----------            ---------                          ----------
Income before income taxes                       7,952                1,306              0                9,258
Income taxes                                     2,420                  328                               2,748
                                            ----------            ---------                          ----------

NET INCOME                                  $    5,532            $     978        $     0           $    6,510
                                            ==========            =========        =======           ==========


Net Income per common share                 $     1.41            $    2.18                          $     1.32
Pro forma net income per common share

AVERAGE SHARES OUTSTANDING                   3,932,527              448,000                           4,935,314

CONVERSION RATIO FOR COMMON STOCK                                                                        2.2384


                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                                               WAYNE AND CHIPPEWA
                                                                                  PRO FORMA        PRO FORMA
                                                  WAYNE          CHIPPEWA        ADJUSTMENTS        COMBINED
                                                ----------      ----------       -----------   ------------------
ASSETS
Cash and due from banks                         $   13,996      $    5,751                      $      19,747
Federal funds sold                                   5,000           1,220                              6,220
Interest bearing deposits in other banks                 0               0                                  0
Investment securities                               86,186          46,549              (33)          132,702
Assets held for sale                                     0               0                                  0
Loans                                              238,436          78,917                            317,353
Less allowance for loan losses                       3,591             697                              4,288
                                                ----------      ----------                      -------------
   Net loans                                       234,845          78,220                0           313,065
Premises and equipment, net                          6,217           2,298                              8,515
Goodwill and Other Intangibles                         785           1,504                              2,289
Other assets                                         4,161           1,397                              5,558
                                                ----------      ----------                      -------------
   Total assets                                    351,190         136,939              (33)          488,096
                                                ==========      ==========       ==========     =============

LIABILITIES
Noninterest bearing deposits                        45,517          11,960                             57,477
Interest-bearing deposits                          231,307         105,688                            336,995
                                                ----------      ----------                      -------------
   Total deposits                                  276,824         117,648                0           394,472
Federal funds purchased and
   securities sold under
   agreements to repurchase                         26,480           6,942                             33,422
Notes payable                                            0             470                                470
FHLB advances                                          836               0                                836
Other liabilities                                    2,393             824                              3,217
                                                ----------      ----------                      -------------
   Total liabilities                               306,533         125,884                0           432,417

SHAREHOLDERS' EQUITY
Common stock                                         3,935             560              443             4,938
Capital surplus                                     13,356              87             (443)           13,000
Retained earnings                                   26,949          10,307                             37,256
Shares held in the treasury                            (15)              0              (33)              (48)
Net unrealized (losses) gains on
securities available for sale                          432             101                                533
                                                ----------      ----------                      -------------
Total shareholders' equity                          44,657          11,055              (33)           55,712
                                                ----------      ----------       ----------     -------------
Total liabilities and shareholders' equity      $  351,190      $  136,939       $        0     $     488,096
                                                ==========      ==========       ==========     =============

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                   (UNAUDITED)
                               SEPTEMBER 30, 1996
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         WAYNE AND CHIPPEWA
                                                                                     PRO FORMA               PRO FORMA
                                                   WAYNE          CHIPPEWA          ADJUSTMENTS              COMBINED
                                                ----------       ----------         -----------          ------------------
INTEREST INCOME:
Interest and fees on loans                      $   14,661       $    4,233                              $      18,894
Interest on deposits                                     0                0                                          0
Interest on federal funds sold                          68              134                                        202
Interest on investment securities                    4,246            2,089                                      6,335
                                                ----------       ----------                              -------------
   Total interest income                            18,975            6,456                   0                 25,431

INTEREST EXPENSE:
Interest on deposits                                 7,115            2,978                                     10,093
Interest on borrowings                                 677              184                                        861
                                                ----------                                               -------------
   Total interest expense                            7,792            3,162                   0                 10,954
                                                ----------       ----------         -----------

NET INTEREST INCOME                                 11,183            3,294                   0                 14,477
                                                ==========       ==========         ===========          =============

Provision for loan losses                              135               90                                        225
                                                ----------       ----------                              -------------
Net interest income after provision for
   loan losses                                      11,048            3,204                   0                 14,252
Noninterest income                                   2,209              419                                      2,628
Investment Securities Gains (and Losses)                (1)              (2)                                        (3)
Noninterest expense                                  7,802            2,625                                     10,427
                                                ----------                                               -------------
Income before income taxes                           5,454              996                    0                 6,450
Income taxes                                         1,662              261                                      1,923
                                                                 ----------

NET INCOME                                      $    3,792       $      735         $          0         $       4,527
                                                ==========       ==========         ============         =============


Net income per common share                     $     0.96       $     1.64                                       0.92
Pro forma net income per common share

AVERAGE SHARES OUTSTANDING                       3,935,139          448,000                                  4,937,926

CONVERSION RATIO FOR COMMON STOCK                                                                               2.2384


               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                 (UNAUDITED)
                              SEPTEMBER 30, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   WAYNE AND
                                                                                   CHIPPEWA
                                                                        PRO FORMA  PRO FORMA
                                               WAYNE         CHIPPEWA  ADJUSTMENTS COMBINED
                                             --------      ----------- -----------  ----------
INTEREST INCOME:
Interest and fees on loans                  $    15,249     $   5,020              $  20,269
Interest on deposits                                  0             0                      0
Interest on federal funds sold                      114            55                    169
Interest on investment securities                 4,233         2,179                  6,412
                                            -----------     ---------              ---------
   Total interest income                         19,596         7,254       0         26,850

INTEREST EXPENSE:
Interest on deposits                              7,031         3,290                 10,321
Interest on borrowings                              937           185                  1,122
                                            -----------     ---------              ---------
   Total interest expense                         7,968         3,475       0         11,443
                                            -----------     ---------     ---      ---------

NET INTEREST INCOME                              11,628         3,779       0        157,407
                                            ===========     =========     ===      =========

Provision for loan losses                           135            95                    230
                                            -----------     ---------              ---------
Net interest income after provision for
   loan losses                                   11,493         3,684       0         15,177
Noninterest income                                2,004           495                  2,499
Investment Securities Gains (and Losses)             (6)           (2)                    (8)
Noninterest expense                               7,556         2,801                 10,357
                                            -----------                            ---------
Income before income taxes                        5,935         1,376       0          7,311
Income taxes                                      1,829           382                  2,211
                                            -----------     ---------              ---------

NET INCOME                                  $     4,106     $     994     $ 0      $   5,100
                                            ===========     =========     ===      =========


Net income per common share                 $      1.04     $    2.22              $    1.03
Pro forma net income per common share

AVERAGE SHARES OUTSTANDING                    3,935,498       448,000              4,938,285

CONVERSION RATIO FOR COMMON STOCK                                                     2.2384

                DESCRIPTION AND COMPARISON OF WAYNE COMMON STOCK
                            AND CHIPPEWA COMMON STOCK

GENERAL

         Wayne is an Ohio corporation governed by and subject to the Ohio General Corporation Law ("OGCL") and is a registered bank holding company under the Bank Holding Company Act. Chippewa is an Ohio corporation organized under and governed by the provisions of the OGCL and is a registered bank holding company under the Bank Holding Company Act. If the proposed Merger is consummated, shareholders of Chippewa who receive Wayne Common Stock will become shareholders of Wayne and, as such, their rights as shareholders will be governed by the OGCL and by Wayne's Articles, Code of Regulations and other corporate documents. The rights of holders of shares of Chippewa Common Stock differ in certain respects from the rights of holders of Wayne Common Stock. A summary of the material differences between the respective rights of Chippewa from that of Wayne shareholders is set forth below.

         As of the date of the Agreement, Wayne was authorized to issue 5,400,000 shares of no par value common stock ("Wayne Common Stock"). As of the date of the Agreement, Wayne had 3,935,512 shares of Wayne Common Stock issued and outstanding, which left 1,464,488 shares available for future issuance and 380 treasury shares. Pursuant to the terms of the Merger, Wayne will issue an aggregate of between 981,837 and 1,023,737 shares of Wayne Common Stock to shareholders of Chippewa.

         The authorized Common Stock of Chippewa consists of 500,000 shares of Common Stock without par value per share, 448,000 of which were issued and outstanding as of the Record Date.

         While there are a substantial number of similarities between the Wayne Common Stock and the Chippewa Common Stock, the rights of shareholders of Chippewa will be different after the Effective Time of the Merger. Shareholders will be affected by differences in the Articles of Incorporation and Code of Regulations of Wayne and Chippewa. Listed below are the more important attributes of the Wayne Common Stock and the differences, if any, from the Chippewa Common Stock.

DIVIDENDS

         Holders of Wayne Common Stock are entitled to dividends out of funds legally available therefor, as governed by the OGCL, and if declared by the Board of Directors. The amount and timing of dividends on Wayne Common Stock is subject to the earnings of its subsidiaries and the amounts available for payment of dividends by such subsidiaries under federal banking laws and regulations. Generally, dividends from Wayne's banking subsidiaries are restricted to net profits of the current year plus the preceding two years less dividends paid.

PREEMPTIVE RIGHTS

         Shareholders of Wayne do not have preemptive rights pursuant to Wayne's Articles of Incorporation and the OGCL. Shareholders of Chippewa do have the preemptive right to subscribe to additional shares of common stock when issued by Chippewa. Preemptive rights permit a shareholder to purchase their pro rata share of any offering by the company, subject to certain exceptions and limitations as provided by law.

VOTING

         On all matters to properly come before shareholders, each share of stock of Wayne and Chippewa entitles the holder thereof to one vote, except, with respect to the right to vote cumulatively in the election of Directors which is available for shareholders of Chippewa but not shareholders of Wayne. (See "Cumulative Voting"). Further, each of Wayne and Chippewa have certain "supermajority vote" requirements regarding business combinations contained in their respective Articles of Incorporation. (See "Antitakeover Provisions"). The affirmative vote of the holders of a majority of the outstanding Wayne Common Stock is required to amend the Articles of Incorporation or Code of Regulations of Wayne, except the amendment of the provisions contained in its

Articles of Incorporation requiring a supermajority vote in certain business combination transactions, which amendment requires, in certain circumstances, the affirmative vote of the holders of eighty percent (80%) of the Wayne Common Stock. The amendment of the Articles of Incorporation or Code of Regulations of Chippewa requires a vote of 66 2/3% of the outstanding shares as provided by the OGCL.

CUMULATIVE VOTING

         Shareholders of Chippewa have the right to vote cumulatively in the election of Directors. Shareholders of Wayne do not have the right to vote cumulatively in the election of directors which right is specifically excluded in Wayne's Articles of Incorporation. In cumulative voting, a shareholder may cumulate a number of votes equal to the number of directors to be elected times the number of shares held by the shareholder and cast all of such votes for one nominee for director, or allocate such votes among the nominees as the shareholder sees fit. Cumulative voting rights afford shareholders controlling a minority stock position the opportunity to have representation on the Board of Directors.

LIQUIDATION

         Holders of Wayne and Chippewa stock are entitled to a pro rata distribution of the corporation's assets upon liquidation.

LIABILITY OF DIRECTORS; INDEMNIFICATION

         Under their respective Articles of Incorporation Wayne and Chippewa may indemnify present or past directors, officers, employees or agents to the full extent permitted by law.

         The Articles of Incorporation of Wayne provide that the company shall have the power to indemnify its present and past directors, officers, employees and agents, and such other persons as it shall have the power to indemnify to the full extent permitted under, and subject to the limitations of, Title 17 of the Ohio Revised Code. Additionally, and subject to the limitations set forth below, Wayne's Articles of Incorporation require that Wayne indemnify its present and past Directors for personal liability for monetary damages resulting from breach of their fiduciary duty as Directors. Notwithstanding the above, no indemnification for personal liability shall be provided for: (i) any breach of the Directors' duty of loyalty to the Corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) the illegal distribution of dividends; and (iv) any transaction from which the Director derived an improper personal benefit.

         The Code of Regulations of Chippewa provides that the company shall indemnify its present, past and future directors and officers, and may indemnify its employees and agents, and such other persons as it shall have power to indemnify to the full extent permitted under, and subject to the limitations of, Title 17 of the Ohio Revised Code.

ANTITAKEOVER PROVISIONS

Ohio Law Applicable to Wayne and Chippewa

         Both Chippewa and Wayne are Ohio-chartered corporations and are "issuing public corporations" under the laws of Ohio, and subject to the provisions of the Ohio Control Share Acquisition Statute (ORC ss.1701.831) and the Merger Moratorium Act (ORC ss.1704). Pursuant to the Ohio Control Share Acquisition Statute, the purchase of certain levels of voting power of a company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of at least a majority of the total voting power of such company and a separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed purchaser, officers of the company and directors of the company who are also employees. This law has the potential effect of deterring certain potential acquisitions of the company which might be beneficial to shareholders. The Merger Moratorium Act, enacted in 1990, prohibits certain Ohio corporations from engaging in specified types of transactions with an "interested shareholder" for a period of three years after the shareholder becomes an "interested shareholder" unless the shareholder receives the approval of the corporation's board of directors prior to the acquisition of shares or the consummation of the specified type of transaction. The anticipated effect of the Merger Moratorium Act is to encourage a potential acquirer to negotiate with a target corporation's board of directors prior to obtaining a 10 percent or greater block of shares in the corporation.

Wayne's and Chippewa's Articles of Incorporation

         Wayne's and Chippewa's Articles of Incorporation contain four provisions which can be characterized as antitakeover in nature. These provisions are summarized below:

                   Supermajority Vote and Fair Price Provision

         Wayne has a provision in its Articles of Incorporation which provides that in certain business combination transactions, which are not approved by the incumbent board of directors, a supervote is required by shareholders in order to approve such a business combination. The vote of shareholders required under such circumstances is 80% In addition the Articles of Incorporation of Wayne contain a "fair price" provision which requires an acquirer to pay the same level of consideration for all shares of the company acquired by the "interested shareholder." The supermajority and fair price provisions do not apply to transactions which are approved by the incumbent board of directors of the company nor to a transaction approved by a vote of at least 66 2/3% of the shares excluding those owned by the acquirer.

         Chippewa also has antitakeover provisions in its Articles of Incorporation. Such provisions require, in certain business combination transactions which are not approved by three-fourths (75%) of the members of the incumbent board of directors, a supermajority vote of shareholders in order to approve such a business combination. The vote of shareholders required under such circumstances is a majority of the outstanding shares excluding shares held by the proposed acquirer if the acquirer is the holder of 10% of the outstanding shares. The Articles of Incorporation of Chippewa does not contain a "fair price" provision similar to that of Wayne's described above.

                           Classified Board Provision

         Wayne and Chippewa currently have in operation, a classified election system for electing their Board of Directors. Directors are elected to a designated class and shall serve until the expiration of the term for which they are elected, and until their successors have been duly elected and qualified. Each of Wayne and Chippewa have three (3) classes and each director is elected to a three (3) year term such that one-third of the Board is elected each year.

                                Authorized Shares

         The availability of authorized and unissued shares for future issuance by Wayne may be deemed to have an antitakeover effect. As of the date of this Agreement, Wayne had 1,464,488 authorized shares available for future issuance. The authorized and unissued shares are available for issuance and thereby could be issued into "friendly hands" to dilute the ownership of an individual or corporation that has acquired shares of Wayne and intends to conduct an acquisition of Wayne that is deemed to be undesirable by the Board of Directors of Wayne. Chippewa has 500,000 shares authorized and 448,000 outstanding as of the Record Date. Such unauthorized Chippewa shares also could be issued into friendly hands, subject to the preemptive rights of the existing Chippewa shareholders.

                     Supermajority for Removal of Directors

         The Code of Regulations of Wayne contains a provision requiring a vote of 75% of the outstanding shares of Wayne to remove all or a portion of the members of the Board of Directors. Such provision increases the requirements of the OGCL which provide for removal of Directors upon a vote of the majority of outstanding shares.

         None of these provisions were adopted as a result of the knowledge of management for either Wayne or Chippewa of any effort to obtain control of Wayne or Chippewa by any means. Neither Wayne's nor Chippewa's respective Articles of Incorporation and Codes of Regulations currently contain any other provisions that were intended to be or could fairly be considered as antitakeover in nature or effect. Further, the Board of Directors of Wayne has no current intention to amend the Articles of Incorporation or Code of Regulations to add any additional antitakeover provisions.

                             INFORMATION ABOUT WAYNE

GENERAL

         Wayne, through its affiliate, The Wayne County National Bank, conducts the business of a commercial banking organization. At September 30, 1997, Wayne and its subsidiaries had consolidated total assets of approximately $351 million, consolidated total deposits of approximately $277 million and consolidated total equity of approximately $45 million.

         Wayne, through its banking affiliate, offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits and other customer services such as safe deposit facilities. Wayne does not have any foreign operations, assets or investments.

         Wayne Bank is a national banking association. Wayne Bank is regulated by the Office of the Comptroller of the Currency ("OCC") and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law and, as a subsidiary of Wayne, is regulated by the Federal Reserve Board.

         THIS PROXY STATEMENT-PROSPECTUS, AS MAILED TO SHAREHOLDERS OF CHIPPEWA IS ACCOMPANIED BY WAYNE'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1996 (THE "WAYNE 1996 ANNUAL REPORT"). ADDITIONAL INFORMATION CONCERNING WAYNE IS CONTAINED IN DOCUMENTS INCORPORATED IN THIS PROXY STATEMENT BY REFERENCE. THESE DOCUMENTS, INCLUDING THE WAYNE 1996 ANNUAL REPORT AND WAYNE'S FIRST, SECOND AND THIRD QUARTER REPORTS ON FORM 10-Q, ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO DAVID P. BOYLE, CHIEF FINANCIAL OFFICER OF WAYNE, 112 W. LIBERTY STREET, WOOSTER, OHIO 44691. IN ORDER TO ASSURE TIMELY DELIVERY OF THESE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY ____________.

COMPETITION

         The commercial banking and trust business in the market areas served by Wayne Bank is very competitive. Wayne and Wayne Bank are in competition with commercial banks located in their own service areas. Some competitors of Wayne and Wayne Bank are substantially larger than Wayne Bank. In addition to local bank competition, Wayne Bank competes with larger commercial banks located in metropolitan areas, savings banks, savings and loan associations, credit unions, finance companies and other financial institutions for loans and deposits.

CERTAIN REGULATORY CONSIDERATIONS

         The following is a summary of certain statutes and regulations affecting Wayne and its subsidiaries. This summary is qualified in its entirety by such statutes and regulations.

Wayne

         Wayne is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, ("BHC Act") and as such is subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board quarterly reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks are also subject to examination by the Federal Reserve Board.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company.

         In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as over concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.

         Bank holding companies are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

         In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

Wayne Subsidiaries

         Wayne operates a single national bank, namely, The Wayne County National Bank. As a national bank Wayne Bank is supervised and regulated by the OCC, and subject to laws and regulations applicable to national banks.

Capital

         The Federal Reserve Board, OCC, and FDIC require banks and holding companies to maintain minimum capital ratios.

         The Federal Reserve Board adopted final "risk-adjusted" capital guidelines for bank holding companies. The guidelines became fully implemented as of December 31, 1992. The OCC and FDIC have adopted substantially similar risk-based capital guidelines. These ratios involve a mathematical process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against Wayne's capital base. The rules set the minimum guidelines for the ratio of capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) at 8%. At least half of the total capital is to be composed of common equity, retained earnings, and a limited amount of perpetual preferred stock less certain goodwill items ("Tier 1 Capital"). The remainder may consist of a limited amount of subordinated debt, other preferred stock, or a limited amount of loan loss reserves. At September 30, 1997 Wayne's consolidated risk-adjusted Tier 1 Capital and total capital, as defined by the regulatory agencies based on the fully phased in 1992 guidelines, were 19.47% and 20.72% of risk-weighted assets, respectively, well above the 4% and 8% minimum standards mandated by the regulatory agencies.

         In addition, the federal banking regulatory agencies have adopted leverage capital guidelines for banks and bank holding companies. Under these guidelines, banks and bank holding companies must maintain a minimum ratio of three percent (3%) Tier 1 Capital (as defined for purposes of the year-end 1992 risk-based capital guidelines) to total assets. The Federal Reserve Board has indicated, however, that banking organizations that are experiencing or anticipating significant growth, are expected to maintain capital ratios well in excess of the minimum levels. As of September 30, 1997, Wayne's core leverage ratio was 12.70%, well above the regulatory minimum.

         Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect Wayne and Wayne Banks, including their ability to pay dividends.

Additional Regulation

         Wayne Bank is also subject to federal regulation as to such matters as required reserves, limitation as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of their own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, the activities and operations of Wayne Bank are subject to a number of additional detailed, complex and sometimes overlapping laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

         The ability of Wayne to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by Wayne Bank. Generally, Wayne Bank may not declare a dividend, without the approval of the OCC, if the total of dividends declared in a calendar year exceeds the total of its net profits for that year combined with its retained profits of the preceding two years.

Government Policies and Legislation

         The policies of regulatory authorities, including the OCC, Federal Reserve Board, FDIC and the Depository Institutions Deregulation Committee, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

         The United States Congress has periodically considered and adopted legislation which has resulted in further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of Wayne or Wayne Bank.

         In addition to the relaxation and elimination of certain geographic restrictions on banks and bank holding companies, a number of regulatory and legislative initiatives have the potential for eliminating many of the product line barriers presently separating the services offered by commercial banks from those offered by nonbanking institutions. For example, Congress recently has considered legislation which would expand the scope of permissible business activities for bank holding companies (and in some cases banks) to include securities underwriting, insurance services and various real estate related activities.

Deposit Insurance

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted in 1991. Among other things, FDICIA, requires federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

         As an FDIC-insured institution, Wayne Bank is required to pay deposit insurance premium assessments to the FDIC. The amount each institution pays for FDIC deposit insurance coverage is determined in accordance with a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered substantial supervisory concerns pay the highest premium. Beginning in 1996, such deposit insurance runs from a cost of zero percent to 0.27% of deposits. Because Wayne Bank is "well-capitalized," it currently pays no deposit insurance premiums.

         The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Management of Wayne is not aware of any activity or condition that could result in termination of the deposit insurance of the Wayne Bank.

Recent Legislation

         On September 29, 1994, the Reigle/Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was signed into law. The Interstate Act effectively permits nationwide banking. The Interstate Act provides that one year after enactment, adequately capitalized and adequately managed bank holding companies may acquire banks in any state, even in those jurisdictions that currently bar acquisitions by out-of-state institutions, subject to deposit concentration limits. The deposit concentration limits provide that regulatory approval by the Federal Reserve Board may not be granted for a proposed interstate acquisition if after the acquisition, the acquirer on a consolidated basis would control more than 10% of the total deposits nationwide or would control more than 30% of deposits in the state where the acquiring institution is located. The deposit concentration state limit does not apply for initial acquisitions in a state and in every case, may be waived by the state regulatory authority. Interstate acquisitions are subject to compliance with the Community Reinvestment Act ("CRA"). States are permitted to impose age requirements not to exceed five years on target banks for interstate acquisitions. States are not allowed to opt-out of interstate banking.

         Branching between states may be accomplished either by merging separate banks located in different states into one legal entity, or by establishing de novo branches in another state. Consolidation of banks was not permitted until June 1, 1997, provided that the state had not passed legislation "opting-out" of interstate branching. If a state opted-out prior to June 1, 1997, then banks located in that state may not participate in interstate branching. A state could have opted-in to interstate branching by bank consolidation or by de novo branching by passing appropriate legislation earlier than June 1, 1997. Interstate branching is also subject to a 30% statewide deposit concentration limit on a consolidated basis, and a 10% nationwide deposit concentration limit. The laws of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches shall apply to the interstate branches. The State of Ohio opted-in to the legislation in May of 1997.

         De novo branching by an out-of-state bank is not permitted unless the host state expressly permits de novo branching by banks from out-of-state. The establishment of an initial de novo branch in a state is subject to the same conditions as apply to initial acquisition of a bank in the host state other than the deposit concentration limits.

         The FDIC, together with the Federal Reserve, the OCC and the Office of Thrift Supervision (the "OTS"), have established rules implementing requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit to a plan for achieving and maintaining compliance. Failure to submit an acceptable plan, or failure to comply with a plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

         The Federal Reserve, the OCC and the OTS have adopted new regulations under the Community Reinvestment Act ("CRA"). Under the new regulations, an institution's performance in meeting the credit needs of its entire community, including low and moderate income areas, as required by the CRA, is generally evaluated under three tests: the "lending test," which considers the extent to which the institution makes loans in the low and moderate income areas of its market; the "service test," which considers the extent to which the institution makes branches accessible to low and moderate income areas of its market and provides other services that promote credit availability; and the "investment test," which considers the extent to which the institution invests in community and economic development activities. Wayne Bank had a satisfactory CRA rating as of its latest examination.

Proposed Legislation

         In addition to the above, there have been proposed a number of legislative and regulatory proposals designed to strengthen the federal deposit insurance system and to improve the overall financial stability of the U.S. banking system. It is impossible to predict whether or in what form these proposals may be adopted in the future, and if adopted, what their effect would be on Wayne.

PRINCIPAL HOLDERS OF WAYNE COMMON STOCK

         The following table sets forth information concerning the number of shares of Wayne Common Stock held as of September 30, 1997, by each shareholder who is known to Wayne management to have been the beneficial owners of more than five percent of the outstanding shares of Wayne Common Stock as of that date:

Name and Address of           Shares Beneficially          Percent
 Beneficial Owner                    Owned                of Class
-------------------           -------------------         --------

Raymond E. Dix                      205,408                 5.22%
P.O. Drawer D
Wooster, OH  44691

Wayco & Company(1)                  602,851                15.32%
P.O. Box 757
Wooster, OH  44691

(1) Wayco & Company is a partnership formed for the purpose of holding legal title, as nominee, to securities designated by Wayne Bank with respect to the business of its trust department.


LEGAL PROCEEDINGS

         Wayne and its subsidiaries are from time to time subject to various pending and threatened lawsuits in which claims for monetary damages are asserted in the ordinary course of business. While any litigation involves an element of uncertainty, management of Wayne does not anticipate that any currently pending or threatened litigation has the potential to materially affect the financial condition or results of operations of Wayne.

         As of the date of this Proxy-Statement Prospectus management is aware of no pending litigation against Wayne or any of its subsidiaries.

                           INFORMATION ABOUT CHIPPEWA

GENERAL

         Chippewa is an Ohio general business corporation and a registered bank holding company with its main office located in Rittman, Ohio. Chippewa Bank is an Ohio state chartered bank and a wholly owned subsidiary of Chippewa. Chippewa Bank operates its main office at 20 South Main Street, Rittman, Ohio 44270. Chippewa Bank operates 9 branches

         The principal business of Chippewa Bank consists of attracting retail deposits from the general public and investing those funds in one to four family residential mortgage loans, consumer loans, commercial real estate, construction and commercial business loans primarily in its market area. Chippewa Bank also purchases mortgage-backed securities and loan participation's, and invests in U.S. Government and agency obligations and other permissible investments.

         Chippewa Bank's revenues are derived primarily from interest on loans, investments, income from service charges and loan originations, and loan servicing fee income.

PROPERTIES

         Chippewa owns no real or personal property of a material nature other than its main office, branch locations, and the furniture, fixtures and equipment used in its banking business. The main office of Chippewa is located at 20 South Main Street, Rittman, Ohio and its branch offices are located at the following addresses:

                 Address                                  Address
                 -------                                  -------
           RITTMAN MAIN OFFICE                        RITTMAN NORTH
           20 South Main Street                       205 North Main Street
           Rittman, OH  44270                         Rittman, OH  44270

           CHIPPEWA LAKE                              CLINTON
           5797 Chippewa Road                         7871 Main Street
           Chippewa Lake, OH  44215                   Clinton, OH  44216

           DOYLESTOWN                                 STERLING
           25 South Portage Street                    13840 Kauffman Avenue
           Doylestown, OH  44230                      Sterling, OH  44276

           WADSWORTH NORTH                            WADSWORTH SQUARE (LEASED)
           1052 North High Street                     130 High Street
           Wadsworth, OH  44281                       Wadsworth, OH  44281

           WESTFIELD CENTER
           6990 Greenwich Road
           Westfield Center, OH  44251

         Chippewa owns the land and buildings on which its main office and branch offices are located (except 130 High Street, Wadsworth, Ohio which is leased), free and clear of any major encumbrances.

LITIGATION

         There is no pending litigation of a material nature in which Chippewa is a party or to which any of its property is subject. Further, there is no material legal proceeding in which any director, executive officer, principal shareholder or affiliate of Chippewa, or any associate of any such director, executive officer, principal shareholder or affiliate, is a party or has a material interest adverse to Chippewa. None of the ordinary routine litigation in which Chippewa is involved is expected to have a material adverse effect on the financial condition, results of operations or business of Chippewa.

VOTING, PRINCIPAL SHAREHOLDERS AND MANAGEMENT INFORMATION

         Holders of record of Chippewa Common Stock at the close of business on the Record Date will be entitled to vote at the Special Meeting of shareholders. On the Record Date there were 448,000 shares of Chippewa Common Stock issued and outstanding. Each share of Chippewa Common Stock is entitled to one vote on each matter presented for shareholder action.

         The following table sets forth information concerning the number of shares of Chippewa Common Stock held as of, September 30, 1997, by each shareholder who is known to Chippewa management to have been the beneficial owner of more than five percent of the outstanding shares of Chippewa Common Stock as of that date:

                                             Shares Beneficially
                                                  owned at           Percent
Beneficial Owners                                 9/30/97            of Class
-----------------                            --------------------   ----------

Miriam C. Huff (1)                                  51,200           11.42%
1488 Ramblewood Drive
Wooster, OH  44691

Shirley S. Mason, Trustee(2)                        46,080           10.29%
1570 London
Columbus, Ohio  43221
=======================

(1) Includes 25,600 shares owned in "Streetname" and 25,600 shares owned as a life estate under the will of G.H. Clippinger.
(2)   Held as Trustee U.A.D. _____________, 19_____.

         The following table shows certain information concerning the number of shares of Chippewa Common Stock held as of September 30, 1997, by each director of Chippewa and by all of Chippewa's directors and executive officers as a group:

                                                     Shares of
                                                    Common Stock
                                               Beneficially owned at    Percent
Name                                                  9/30/97           of Class
----                                           ---------------------    --------

Carl H. Bradford, Jr.                                       305          0.07%
Allan J. Broadhurst                                       6,560          1.46%
Richard K. Gillman                                        1,200          0.27%
Roger G. Hessidence                                       7,800          1.74%
Don G. Houglan                                            7,000          1.56%
R. Tim Hubiak                                             1,300          0.29%
Joseph L. Ramsier                                        14,760          3.29%
Gerald E. Ritzman                                           492          0.11%
Philip S. Swope                                           2,400(1)       0.54%
All executive officers and                               43,185          9.64%
directors as a group (11 persons)

-------------
(1) Includes 400 shares owned by spouse

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Directors and executive officers of Chippewa and their associates are customers of and have had transactions with Chippewa from time to time in the ordinary course of business. Such transactions have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons and did not and will not involve more than the normal risk of collectibility or present other unfavorable features. Similar transactions may be expected to take place in the ordinary course of business in the future.

COMPETITION

         The principal markets in which Chippewa competes are Wayne, Medina, and Summit Counties in Ohio. For deposits and loans Chippewa competes with other banks, savings institutions, credit unions, finance companies, factoring companies, insurance companies, governmental agencies and other financial institutions.

EMPLOYEES

         At September 30, 1997, Chippewa had 69 full-time equivalent employees. Chippewa is not a party to any collective bargaining agreement and employee relations are considered to be excellent by Chippewa management.


CHIPPEWA'S FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Financial Condition

General. Total assets increased $30.3 million or 29.9% from $101.3 million at December 31, 1995 to $131.6 million at December 31, 1996. This growth was a combined result of the acquisition of two branch offices, in March 1996, amounting to net proceeds of $22.3 million and internal growth of $9.0 million. The branch offices which were acquired during the period were strategically located in markets which management believed would provide competitive advantages. Chippewa also experienced strong growth internally, primarily as a result of the promotion of maximum value passbook account. During this period there were increases of $11.3 million in net loans and $19.0 million in investment securities which were primarily funded by the overall increase in deposits of $28.9 million resulting from the branch acquisitions and internal promotions.

Total assets continued to increase by $5.3 million or 4.1% to $136.9 million during the nine months ended September 30, 1997. During this period, loans continued to increase by $8.6 million which were funded by a decline in investment securities of $4.4 million and increases in deposits of $2.7 million and securities sold under agreements to repurchase of $1.8 million.

Investment Portfolio. Total investment securities increased during the year by approximately $19.0 million or 59.5% from $31.9 million at December 31, 1995 to $50.9 million at December 31, 1996. This increase resulted from the funds obtained in the branch acquisitions. The funds that were in excess of anticipated short-term loan demand were invested in investment securities, as opposed to federal funds sold, to maximize profitability. The securities acquired with these funds typically have maturities within five years or are mortgage-backed securities which will provide the liquidity needs of future loan demand.

Investment securities declined during the nine months ended September 30, 1997 by approximately $4.4 million from December 31, 1996. This decline resulted primarily from maturities and principal repayments. Historically, management has not typically sold investment securities nor do they intend to in the foreseeable future; however, management will use the available for sale portion of the securities portfolio to help manage liquidity needs of the bank's operations.

Historically, Chippewa has been a conservative investor, investing primarily in
U. S. Treasury securities and obligations of U. S. Government agencies and corporations, and to a lesser extent local obligations of states and political subdivisions and corporate obligations. During 1996 and continuing through 1997, management has restructured its investment securities portfolio to include a greater investment in mortgage-backed securities. These mortgage-backed securities are all with agencies of the U. S. Government and provide for monthly repayment of interest and principal, thus providing for greater liquidity. Management determined that with the current rate of loan growth, greater liquidity in the investment portfolio was necessary.

The following table sets forth the carrying amount of securities at the dates
Windicated:

                                                           SEPTEMBER 30,                    DECEMBER 31,
                                                              1997             1996          1995           1994
                                                           ------------      --------      --------       --------
                                                                           (In thousands)
Available for Sale
------------------
U.S. Treasury securities                                      $ 8,060         $14,509       $ 9,609        $ 5,390
U.S. Government agency securities                               9,122           6,954         1,514          2,482
Mortgage-backed securities                                      7,960           7,340         2,195          1,879
Marketable equity securities                                      462             369            60              -
                                                              ----------------------------------------------------

                  TOTAL                                       $25,604         $29,172       $13,378        $ 9,751
                                                              ====================================================

Held to Maturity
----------------
U.S. Treasury securities                                      $     0         $     0       $     0        $ 5,008
U.S. Government agency securities                               6,513           8,553         7,742          6,752
Mortgage-backed securities                                          -              54           106            135
Obligations of states and political subdivisions                7,020           7,129         6,303          6,418
Corporate securities                                            7,411           6,026         4,450          3,501
Marketable equity securities                                        0               0             0             60
                                                              ----------------------------------------------------

                  TOTAL                                       $20,944         $21,762       $18,601        $21,874
                                                              ====================================================

At September 30, 1997, Chippewa had no securities of any issuer for which the carrying value of such securities exceeded 10% of stockholders' equity.

The following table sets forth the maturities of securities at September 30, 1997, and the weighted average yields of such securities (calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security). Tax-equivalent adjustments (using a 34% federal income tax rate) have been made in calculating yields on obligations of state and political subdivisions.


                                                                           Maturing
                                ------------------------------------------------------------------------------------------------
                                      Within            After One But       After Five But            After           No Fixed
                                     One Year         Within Five Years    Within Ten Years         Ten Years         Maturity
                                 ----------------     -----------------    -----------------    ----------------     -----------
                                 Amount     Yield     Amount     Yield     Amount     Yield     Amount     Yield        Amount
                                 ------     -----     ------     -----     ------     -----     ------     -----        ------

                                                                        (In thousands)
Available for Sale
U.S. Treasury securities           $3,502     6.92%    $ 4,558     6.33%     $    -               $    -
U.S. Government agency                503     6.16%      8,619     6.40%          -                    -
securities
Mortgage-backed securities              -                3,953     6.40%      2,714     6.56%      1,293     6.47%
Marketable equity securities            -                    -                    -                    -                   462
                                   ------              -------               ------               ------                 -----
                                   $4,005              $17,130               $2,714               $1,293                 $ 462
                                   ======              =======               ======               ======                 =====

Held to Maturity
U.S. Government agency             $  500     5.52%    $ 4,515     5.90%     $1,498     6.35%     $    -                 $   -
securities
Obligations of states and             295     8.68%      3,220     8.70%      3,381     7.52%        124     7.42%
political subdivisions
Corporate securities                  501     6.07%      6,910     6.34%          -                    -
                                   ------              -------               ------               ------                 -----
                                   $1,296              $14,645               $4,879               $  124                 $   -
                                   ======              =======               ======               ======                 =====

Note:  Mortgage-backed securities are distributed on a contractual maturity.

Loans. Total loans amounted to $70.2 million at December 31, 1996 compared to $58.9 million at December 31, 1995, an increase of $11.3 million or 19.2%. Total real estate loans, consumer installment, commercial and agriculture and credit card loans amounted to $44.5 million, $16.1 million, $9.1 million and $565,000 which represents 63%, 22.9%, 12.9% and .8% of total loans at December 31, 1996, respectively.

Total loans amounted to $78.9 million at September 30, 1997, an increase of $8.7 million or 12.4%. Total real estate loans, consumer, and commercial and agriculture loans amounted to $52.8 million, $17.0 million, and $9.1 million which represents 66.9%, 21.6%, and 11.5% of total loans, respectively.

At September 30, 1997, Chippewa continues to focus its primary lending efforts in residential mortgages, which comprise 47.7% of the total loan portfolio, and consumer installment loans, comprised primarily of unsecured personal and automobile loans, which comprise 21.6% of total loans. In recent years there has been a very strong loan demand in residential real estate as well as somewhat less traditional commercial real estate and construction real estate loans. The loan growth has been spurred by new housing developments in the local market combined with strong marketing efforts of Chippewa. Management believes that the conservative lending practices employed by Chippewa reduce, to an acceptable level, the impact of declining values of real estate should a downturn in the local real estate market occur. The Bank has had a strong historical performance regarding collection of loans, with no real estate losses incurred over the last five years.

Growth in the loan portfolio was primarily due to significant increases in consumer real estate loans, which grew from $23.2 million at December 31, 1995 to $37.6 million at September 30, 1997, which represents an increase of $14.9 million or 74.4% Of the total loan growth during this period. The remainder of the real estate mortgage portfolio is comprised of loans secured by commercial and agricultural properties. Such loans grew only $349,000 from December 31, 1995 to September 30, 1997. Since 1992, the Bank has not incurred any losses or has had to foreclose on any of its real estate mortgage loans. Real estate construction loans grew from $1.9 million to $4.0 million during this same period. The increase of $2.1 million or 10.1% Of the total loan portfolio growth is the direct result of management's plan to be more actively involved with local-market residential home builders and land developers. Additional construction loan commitments, available and unfunded at September 30, 1997 amounted to $2.1 million. Commercial, industrial and agricultural loans grew by $2.0 million from December 31, 1995 to September 30, 1997, which represents 10.0% Of the total loan growth for this period. Such loan originations have been concentrated primarily in agricultural working capital, crop and equipment financing. Although the Bank has historically specialized in commercial-agricultural-based lending, such loans represent only 11.5% Of the total loan portfolio at September 30, 1997. Consumer installment loans, comprised primarily of personal unsecured and automobile loans have grown from $16.3 million at December 31, 1995 to $17.0 million at September 30, 1997. This represents 3.6% Of the total loan growth for the period.

Management intends to continue to promote residential real estate lending in its local market of Northern Wayne, Southern Medina, and Western Summit counties. Management desires to maintain a diversified loan portfolio in its local market area to support the communities it serves. Although the Bank has a diversified loan portfolio, at September 30, 1997 and December 31, 1996 and 1995, loans outstanding to individuals dependent on the agricultural economic sector approximate $8.1 million or 10.2%, $7.4 million or 10.5% and $7.0 million or 12.0% of the loan portfolio, respectively. These loans are typically secured by residential and commercial farm real estate and farm equipment.

The following table shows Chippewa's loan distribution at the end of each reported period:

The bank's loan portfolio is comprised of commercial and agricultural loans extended to businesses and farm operations and consumer loans consisting primarily of residential mortgages, automobile loans, and personal credit card lines.

                                  Sept. 30,                              December 31,
                                    1997          1996         1995          1994        1993         1992
                                ----------------------------------------------------------------------------
                                                               (In thousands)
Commercial, industrial
  and agricultural                 $ 9,087      $ 9,087       $ 7,045      $ 6,816     $ 7,165      $ 6,361
Real estate-construction             3,958        2,972         1,942        3,152       1,601        1,693
Real estate-mortgage                48,850       41,505        33,598       28,381      25,950       25,133
Consumer                            17,022       16,631        16,298       11,216      10,513       11,127
                                   -------      -------       -------      -------     -------      -------

        Total loans                $78,917      $70,195       $58,883      $49,565     $45,229      $44,314
                                   =======      =======       =======      =======     =======      =======


The following table shows the maturity of loans (excluding real estate mortgages and installment loans) outstanding as of September 30, 1997. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates.

                                                                  After One
                                                 Within          But Within        After
                                                One Year         Five Years      Five Years         Total
                                       --------------------------------------------------------------------
                                                                      (In thousands)
Commercial, industrial
   and agricultural                              $2,410            $4,102          $2,575          $ 9,087
Real estate  - construction                       1,832             2,126               -            3,958
                                                 ------            ------          ------          -------

                   TOTAL                         $4,242            $6,228          $2,575          $13,045
                                                 ======            ======          ======          =======



Nonperforming Assets. Chippewa's nonperforming assets, which are comprised of any nonaccrual loans, accruing loans past due 90 days or more and other real estate owned, have been minimal in amount for the periods from December 31, 1992 through September 30, 1997. Nonperforming assets amounted to only .90% and .44% of total assets at September 30, 1997 and December 31, 1996, respectively. Non-performing loans amounted to only 1.56% and .82% of total loans for these same periods.

The Bank's general collection policy is to provide a late notice to commercial and consumer installment accounts after 10 days past due, and after 15 days past due for residential mortgage accounts. Delinquent accounts are contacted by telephone once the loan becomes delinquent in excess of 15 days, with collection letters issued between the 30th and 60th days. Notice of intent to foreclose is provided to consumer mortgage customers between 100 and 120 days past due. At 120 days past due, foreclosure proceedings are initiated. In general, personal property securing loans aresubject to repossession at 60 days past due.

Management regularly reviews the loan portfolio in order to identify potential problem loans, and classifies any potential problem loans as a special mention, substandard, doubtful, or loss asset. An asset is considered substandard if it is inadequately protected by the current equity and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses of those classified as substandard with the additional characteristic that the weakness makes collection or liquidation in full highly questionable and improbable. Assets classified as loss are considered not collectible and of such little value that their continuance as assets without the establishment of a specific reserve is not warranted. Assets that do not currently expose the bank to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention are designated special mention. Special mention assets have a potential weakness or pose an unwarranted financial risk that, if not corrected, could weaken the asset and increase risk in the future.

A loan is considered impaired when, based on current information, it is probable the Chippewa Bank will be unable to collect all principal and interest due in accordance with the contractual terms of the loan agreements. All nonaccrual commercial and commercial real estate loans, including agricultural-related business loans, if any, are considered to be impaired.

The accrual of interest on a loan is generally discontinued when management believes, after considering economic and business conditions, the borrower's financial condition is such that collection of interest is doubtful. Interest payments received on nonaccrual loans are recorded as income or applied against principal according to management's judgment as to the collectibility of such principal. At September 30, 1997, the Bank had $334,000 in loans greater than 90 days past due and still accruing interest, and no loans on nonaccrual status, or any other real estate owned. The loans greater than 90 days past due are comprised of five individual loans, to two different customers. These loans are secured by farm, residential properties and acreage. In all instances, the overall credit relationships are considered impaired. Management continues to work closely with these customers in an effort to either restructure the loans to permit the contractual repayment of amounts due, and further enhance the Chippewa Bank's security position regarding collateral, or to assist the customer in finding alternative financing.

During the course of 1997, the Chippewa Bank restructured various delinquent credit arrangements that were outstanding to a particular farm operation customer. The farm operations experienced ongoing declines in profitability and a general downturn in economic conditions that had a direct effect on the farm's revenue generated from its products. As a result, in August, 1997 the various loans outstanding, which approximated $600,000 were restructured into two separate obligations, and an additional $300,000 working capital loan was also extended. All borrowings were cross-collateralized with farmland, including residences, livestock and equipment with estimated market values far exceeding the outstanding loans extended. In addition, a guarantee from the Farmers Home Administration in the amount of $630,000 was also obtained as part of the restructuring. The loans are performing, as agreed, under the current loan arrangements. There are no other restructured loan arrangements outstanding at September 30, 1997.

The following table summarizes Chippewa Bank's nonaccrual, past due loans, restructured loans and other real estate owned:

                                                                                 December 31,
                                         September 30,  ----------------------------------------------------------------
                                              1997          1996          1995        1994        1993         1992
                                         -------------------------------------------------------------------------------
                                                                           (In thousands)
Loans past due 90 days or more and                 $334           $15         $251         $15         $46          $48
  still accruing
Nonaccrual loans                                      -           563            -           -           -            -
Restructurings                                      896             -            -           -           -            -
Other real estate owned                               -             -            -           -           -            -
                                         -------------------------------------------------------------------------------
Total nonperforming assets                       $1,230          $578         $251         $15         $46          $48
                                         ===============================================================================

Nonperforming loans to total loans                1.56%         0.82%        0.43%       0.03%       0.10%        0.11%
 Allowance for loan losses to                    56.67%       106.75%      230.28%   3,260.00%     967.39%      812.50%
 nonperforming loans
Nonperforming loans to total assets               0.90%         0.44%        0.25%       0.02%       0.05%        0.06%

For the year ended December 31, 1996, interest income that would have been recorded on loans accounted for on a nonaccrual basis under the original terms of such loans was $73,000, of which $53,000 was recorded as interest income. There were no nonaccrual loans as of September 30, 1997 or December 31, 1995.

On the basis of management's review of its loan portfolio, at September 30, 1997, Chippewa has classified $1.9 million of its loans as substandard and $130,000 as special mention. Chippewa has no loans classified as doubtful or loss at September 30, 1997. Of the total substandard classification amount, $795,000 represent loans in addition to those disclosed previously as either restructured or delinquent in excess of 90 days. The loans represent extensions of credit to a farm business, approximating $665,000 and to an auto dealership for approximately $131,000. The farm loans are cross-collateralized with farm acreage, residences, operation facilities and equipment and livestock with estimated fair values substantially in excess of the outstanding loan amounts. However, due to ongoing marginal profitability from operations, depressed economic conditions relating to the product offered, and the customer's prior history of payment delinquencies, these loan credits are considered substandard and impaired in determining the ongoing adequacy of the allowance for loan losses.

The loans outstanding to the auto dealership are comprised of two unsecured working-capital term loans. Because of marginal profitability and increases in cash flows, these loans were considered as a special mention classification, but impaired. The loans continue to be current in payment, and each has less than 40 monthly payments remaining.

As a part of management's ongoing assessment of its loan portfolio, $314,000 of the allowance for loan losses at September 30, 1997 has been allocated for these substandard and special mention credits, and for those loans noted as restructured and loans past due 90 days or more and still accruing interest.

Allowance for Loan Losses. The allowance for loan losses increased to $697,000 or .88% of total loans at September 30, 1997 from $617,000 or .88% of total loans at December 31, 1996 as compared to $578,000 or .98% at December 31, 1995. The increase in the allowance for loan losses resulted primarily from corresponding increases in the loan portfolio. The adequacy of the allowance for loan losses is determined by management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors.

This table summarizes Chippewa's loan loss experience for each of the periods indicated:


                                      Nine Months Ended
                                        September 30,                       Years Ended December 31,
                                     1997         1996        1996       1995       1994       1993        1992
                             ------------------------------------------------------------------------------------
                                                                  (In thousands)
Balance, beginning of period         $617         $578        $578       $489       $445        $390        $359

  Charge-offs:
    Commercial, industrial
      and agricultural                  3            2           4          4          2           3           1
    Real estate-mortgage
    Consumer                           42           86          99         53         36          75          90
                                     ----         ----        ----       ----       ----        ----        ----
                                       45           88         103         57         38          78          91
                                     ----         ----        ----       ----       ----        ----        ----
  Recoveries:
    Commercial, industrial
      and agricultural                  1                                                          3
    Real estate-mortgage
    Consumer                           29           18          22         36         34          34          21
                                     ----         ----        ----       ----       ----        ----        ----
                                       30           18          22         36         34          37          21
                                     ----         ----        ----       ----       ----        ----        ----


  Net charge-offs                      15           70          81         21          4          41          70
  Provision for loan losses            95           90         120        110         48          96         101
                                     ----         ----        ----       ----       ----        ----        ----


Balance, end of period               $697         $598        $617       $578       $489        $445        $390
                                     ====         ====        ====       ====       ====        ====        ====


Ratio of net charge-offs to
average loans outstanding           0.02%        0.11%       0.13%      0.04%      0.01%       0.09%       0.16%


Average loans outstanding         $74,264      $61,638     $63,349    $55,485    $47,469     $44,772     $42,808


  Management uses the aforementioned review and analysis to determine the adequacy of the allowance for loan losses on a quarterly basis. The provision for loan losses represents an amount that is intended to be sufficient to maintain the reserves at a level necessary to meet present and potential risk characteristics of the loan portfolio. The Merger Agreement requires that Chippewa Bank increase its loan loss reserve $500,000 to recognize loan growth and size of loans. Further, the Chippewa Bank Board of Directors intends to adopt a policy to maintain the loan loss reserve of Chippewa Bank at between 1.25% and 1.75% of total loans. With such revisions, management believes that the allowance for loan losses is adequate to absorb probable loan losses.

This table shows the allocation of the allowance for loan losses as of the end of each reported period:


                                                                        December 31,
              September 30,    ------------------------------------------------------------------------------------------------
                  1997                1996               1995               1994                1993               1992
           --------------------------------------------------------------------------------------------------------------------

                      Percent             Percent            Percent            Percent            Percent            Percent
                     of Loans            of Loans            of Loans          of Loans           of Loans           of Loans
                      in Each             in Each            in Each            in Each            in Each            in Each
                     Category            Category            Category          Category           Category           Category
                     to Total            to Total            to Total          to Total           to Total           to Total
            Amount     Loans    Amount     Loans    Amount    Loans   Amount     Loans    Amount    Loans    Amount    Loans
           --------------------------------------------------------------------------------------------------------------------
Commercial,
 industrial and
 agricultural     383       12%      $331       13%      $330     12%      $340       14%     $309       16%     $252       14%
Real
 estate-mortgage  106       67%        89       63%        71     60%        63       63%       55       61%       54       61%
Consumer          208       21%       197       24%       177     28%        86       23%       81       23%       84       25%
           --------------------------------------------------------------------------------------------------------------------

                 $697      100%      $617      100%      $578    100%      $489      100%     $445      100%     $390      100%
           ====================================================================================================================


Deposits. Total deposits increased during the year by $29.0 million from $86.0 million at December 31, 1995 to $115.0 million at December 31, 1996. Noninterest-bearing deposits increased by $2.5 million while interest-bearing deposits increased by $26.5 million. Overall deposits showed normal growth from December 31, 1996 to September 30, 1997, however noninterest-bearing deposits decreased by $534,000 while interest-bearing deposits increased by $3.2 million.

The deposit growth during this period, as mentioned above, is two-fold. Substantial growth occurred in 1996 as a result of the purchase of two branch offices compounded by strong internal growth in the maximum value passbook accounts due to promotional activities. In recent years, Chippewa has been and continues to be in a growth strategy to maximize return to its shareholders and to meet the community banking needs of the markets in which it operates. As a result of this strategy, when the opportunity presented itself to acquire two branches in neighboring communities, management actively pursued this endeavor and was successful. At the same time, Chippewa Bank was actively promoting a savings product which offered a preferred interest rate which averaged 50 basis points (1% equals 100 basis points) higher than market rates offered on regular savings and money market accounts. A promotional advertising campaign was conducted during 1996 and is responsible for the overall growth in savings of $10.4 million.

The daily average amounts of deposits and rates paid on such deposits is summarized for the periods indicated in the following table:

                                  September 30,                                   December 31,
                                      1997                     1996                  1995                1994
                           -------------------------------------------------------------------------------------------
                              Amount      Rate       Amount      Rate      Amount     Rate       Amount       Rate
                              ------      ----       ------      ----      ------     ----       ------       ----
                                                          (In thousands)
Noninterest-bearing           $  11,783               $ 11,176              $ 9,196                $ 8,941
demand deposits
Interest-bearing demand          13,709     2.50%       13,108     2.49%      9,856     2.52%        8,529      2.51%
deposits
Money market accounts             5,705     2.66%        6,845     2.67%      7,984     2.88%        8,569      2.74%
Savings deposits                 33,214     3.22%       28,974     3.12%     21,642     2.71%       24,057      2.74%
Time deposits                    51,018     5.53%       47,118      5.63%    31,282     5.75%       22,847      4.46%
                              ---------               --------              -------                -------

                               $115,429               $107,221              $79,960                $72,943
                               ========               ========              =======                =======

Maturities of time certificates of deposit of $100,000 or more outstanding at September 30, 1997, are summarized as follows:



      3 Months or less                    $3,271
      Over 3 through 6 months              1,329
      Over 6 through 12 months             1,497
      Over 12 months                         171
                                          ------

                                          $6,268
                                          ======

Borrowings. Chippewa Bank's borrowings are primarily comprised of funds received from the sale of securities under agreements to repurchase, which are considered for reporting purposes, borrowings secured by the securities sold. These agreements generally have maturities of 180 days or less.

The following table presents certain information regarding Chippewa's securities sold under agreements to repurchase at the dates and for the periods ended.


                                                                                      December 31,
                                                   September 30,       --------------------------------------------
                                                        1997               1996            1995            1994
                                                   ---------------     -------------    ------------     ----------
Amount outstanding at period end                      $ 6,942             $ 5,189          $5,013          $3,440
Maximum outstanding at any month end                    6,942               5,501           5,873           4,458
Average outstanding during the period                   4,990               4,737           4,298           3,454
Weighted average interest rate at period end             4.30%               4.31%           4.51%           4.18%
Weighted average rate during the period                  4.28                4.33            4.77            3.16


Repurchase agreements represent overnight borrowing arrangements. The bank pledges U.S. Treasury securities as collateral for these agreements.

Impact of Inflation and Changing Prices. The financial statements of Chippewa and the notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting standards, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Chippewa's operations. Unlike most companies, nearly all of Chippewa's assets and liabilities are monetary. As a result, interest rates have a greater impact on Chippewa's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or the same extent as the price of goods and services.

Shareholders' Equity. Shareholders' equity was $10.1 million at December 31, 1996, an increase of $0.8 million from $9.3 million at December 31, 1995. The increase was comprised of net profits of $1.0 million, offset by dividends paid to shareholders of $134,000.

Shareholders' equity increased by $1.0 million to $11.1 million at September 30, 1997. The increase was made up of net profits of $1.0 million, net
unrealized  gain  on  securities  of  $30,000,   offset  by  dividends  paid  to
shareholders of $72.000.

Chippewa is subject to risk-based capital rules. These guidelines include a common framework for defining elements of capital and a system for relating capital to risk. The minimum risk-based capital requirement is 8%. Additionally, the general regulatory guidelines establish a minimum ratio of leverage capital to adjusted total assets of 4% for top rated financial institutions, with less highly rated institutions or those with higher levels of risk, required to maintain ratios of 100 to 200 basis points above the minimum level. As of September 30, 1997, the most recent notification from the Federal Deposit Insurance Corporation has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed Chippewa's or the Chippewa Bank's category.

The following table reflects Chippewa's capital ratios for the periods presented:

                                                                                     December 31,
                                                            September 30,  ---------------------------------
                                                              1997              1996             1995
                                                        ------------------ ---------------- ----------------
                                                                           (In Thousands)
CAPITAL COMPONENTS
     Tier 1                                                      $  9,449         $  8,407          $ 9,188
     Total risk-based                                              10,146            9,024            9,766

ASSETS
     Risk-weighted assets                                        $ 81,673         $ 74,197          $59,069
     Average tangible assets                                      133,231          129,226           99,940

CAPITAL RATIOS
     Tier 1 risk-based capital                                     11.57%           11.30%           15.60%
     Total risk-based capital                                      12.42%           12.20%           16.50%
     Leverage                                                       7.09%            6.50%            9.20%

MINIMUM REGULATORY GUIDELINES
     Tier 1 risk-based capital                                      4.00%            4.00%            4.00%
     Total risk-based capital                                       8.00%            8.00%            8.00%
     Leverage                                                       4.00%            4.00%            4.00%



Liquidity and Interest Rate Sensitivity. The liquidity of a banking institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows of deposits, and to take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows, and management of interest rate fluctuations require continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits. Chippewa Bank's liquidity is thus normally considered in terms of the nature and mix of the institution's sources and uses of funds.

Deposits are the primary source of Chippewa Bank's funds for lending and investing activities. Secondary sources of funds are derived from loan repayments, investment maturities, available borrowing lines of credit with the Federal Home Loan Bank of Cincinnati, Ohio, and short-term borrowings in the form of securities sold under agreement to repurchase and federal funds purchased from independent third parties. Loan repayments can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates and general market conditions. Chippewa also has access to funds from the Federal Reserve Bank discount window.

Chippewa Bank offers a wide variety of retail deposit account products to both consumer and commercial deposit customers. Time deposits, consisting primarily of retail fixed-rate certificates of deposit comprise 45.6% of the total deposit portfolio at September 30, 1997. Core deposits considered to be noninterest bearing and interest-bearing demand deposit accounts, savings deposits, and money market accounts comprised 54.4% of the deposit portfolio at September 30, 1997. Chippewa intends to continue to emphasize retail deposits as its primary source of funds. Deposit products are promoted in periodic newspaper and radio advertisements, along with notices provided in customer account statements. Chippewa does not broker certificates of deposits and held no such deposits at September 30, 1997.

Chippewa pays interest rates on its interest-bearing deposit products that are competitive with rates offered by other financial institutions in its market area. Interest rates on deposits are reviewed weekly by management considering a number of factors including (1) Chippewa's internal cost of funds; (2) rates offered by competition; (3) investing and lending opportunities; and (4) Chippewa's liquidity position.

Chippewa anticipates that it will have sufficient funds available to meet the needs of its customers for deposit repayments and loan fundings. At September 30, 1997, loan and letter of credit commitments totaled $ 10.5 million. These commitments are in the form of personal and commercial lines of credit, undisbursed construction loans, and letters of credit. Certificates of deposit scheduled to mature in one year or less totaled $ 34.2 million at September 30, 1997; however, historically these deposits have renewed with Chippewa, and management anticipates that this trend will continue since Chippewa offers competitive rates of interest and instrument terms with those offered by other financial institutions in its market area.

Closely related to the concept of liquidity is the management of interest-earning assets and interest-bearing liabilities. Chippewa manages its rate sensitivity position to minimize fluctuation in the net interest margin and to minimize the risk due to changes in interest rates, thereby attempting to achieve consistent growth of net interest income.

The difference between a financial institution's interest rate sensitive assets and interest rate sensitive liabilities is commonly referred to as its "gap" or "interest rate sensitivity gap." An institution having more interest rate sensitive assets than interest rate sensitive liabilities within a given time period is said to have a "positive gap"; an institution having more interest rate sensitive liabilities than interest rate sensitive assets within a given time period is said to have a "negative gap."

The table below is presented in conformity with industry practice and reflects Chippewa's interest rate sensitivity position by selected periods:

Results of Operations

                                                       ASSET & LIABILITY INTEREST RATE SENSITIVITY
                                                                       (In thousands)

                                                          3 months to      One to       Over Five
                                           0-3 Months      One Year      Five Years       Years          Total
                                         ---------------------------------------------------------------------------
Interest Earning Assets:
       Federal funds sold                        $1,220    $       -        $    -      $      -             $1,220
       Investment securities                      3,161           2,101        24,865        16,421          46,548
       Loans                                     17,159          21,077        20,221        20,460          78,917
                                                -------         -------       -------       -------          ------

       Total Interest Earning Assets            $21,540         $23,178       $45,086       $36,881        $126,685
                                                =======        ========      ========      ========        ========


Interest-Bearing Liabilities:
       Deposits                                 $64,660         $21,948       $18,887          $193        $105,688
       Securities sold under
         Agreements to repurchase                 6,942                                                       6,942
       Short-term borrowings                        470                                                         470
                                                   ----                                                         ---

       Total Interest Bearing                   $72,072         $21,948       $18,887          $193        $113,100
                                                -------         -------      --------         -----        --------
       Liabilities

Period GAP                                     ($50,532)         $1,230       $26,199       $36,688         $13,585

Cumulative Gap                                 ($50,532)       ($49,302)     ($23,103)      $13,585

Cumulative GAP as a Percent of
  Total Assets                                  -36.90%         -36.00%       -16.87%         9.92%


Note - Information was developed for the table using actual loan, investment, and certificate of deposit maturity, repricing or payment amortization data as generated internally by the Chippewa Bank's core application systems. Demand, savings and money market deposit accounts were considered immediately repricable, and were placed in the "0-3 month " category. There were no prepayment or decay rates assumptions used in developing the table.

Net interest income represents the difference between the interest and fees earned on interest-bearing assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the volume of interest-earning assets and interest-bearing liabilities and changes in interest yields and rates. Interest on certain loans and obligations of state and political subdivisions' investment securities are not subject to federal income tax. As such, the stated (pre-tax) yield on these securities is lower than the yields on taxable securities of similar risk and maturity. In order to make the pre-tax yields comparable to taxable investment securities, the yields on such loans and securities have been shown in a tax equivalent manner in the following tables. This adjustment has been calculated using the U. S. federal statutory income tax rate of 34% for the nine months ended September 30, 1997 and 1996, and the years ended December 31, 1996, 1995, and 1994.

The average balance sheet and net interest income analysis for the nine months ended September 30, 1997 and 1996 and for the years ended December 31, 1996, 1995, and 1994, is as follows:

                                                                           September 30
                                        -----------------------------------------------------------------------------------
                                                        1997         (2)                     1996          (2)
                                        ----------------------------------------------------------------------------
                                          Average                  Yield/      Average                   Yield/
                                          Balance     Interest      Rate       Balance     Interest       Rate
                                        ----------------------------------------------------------------------------
                                                                          (In thousands)
ASSETS

Interest-earning assets:
    Loans(1)                                $74,264       $5,020       9.02%     $61,638       $4,233         9.17%
    Taxable investment securities            40,243        1,895       6.28%      39,966        1,807         6.03%
    Tax-exempt investment securities          7,099          283       8.05%       6,992          282         8.14%
    Federal funds sold                        1,330           55       5.51%       3,290          134         5.43%
                                        ------------------------            -------------------------
Total interest-earning assets               122,936        7,253       7.87%     111,886        6,456         7.69%

Noninterest-earning assets
    Cash and due from banks                   4,799                                4,385
    Premises and equipment                    2,313                                2,260
    Other assets                              3,010                                2,504
Less allowance for loan losses                  649                                  602
                                        -----------                         ------------
                                           $132,409                             $120,433
                                        ===========                         ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Interest-bearing liabilities:
    Demand deposits                         $13,709         $257       2.50%     $12,766         $237         2.48%
    Money market accounts                     5,705          114       2.66%       6,863          136         2.64%
    Savings deposits                         33,214          803       3.22%      28,007          647         3.08%
    Time deposits                            51,018        2,116       5.53%      46,357        1,959         5.63%
    Securities sold under agreement to
      repurchase                              4,990          160       4.28%       4,509          144         4.26%
    Short-term borrowings                       456           20       5.85%         332           16         6.43%
    Long-term borrowings                         71            5       9.39%         354           23         8.65%
                                        ------------------------            -------------------------
Total interest-bearing liabilities          109,163        3,475       4.24%      99,188        3,162         4.25%

Noninterest-bearing liabilities:
    Demand deposits                          11,783                               10,926
    Other                                       885                                  813

Shareholders' equity                         10,578                                9,506
                                        -----------                         ------------
                                           $132,409                             $120,433
                                        ===========-------------            ============-------------
Net interest income                                       $3,778                               $3,294
                                                    ============                        =============
Net yield on interest-earning assets                                   4.10%                                  3.93%
(3)
Interest rate spread(4)                                                3.63%                                  3.44%
Ratio of average interest-earning                                    112.62%                                112.80%
assets to average interest-bearing
liabilities

----------------------------------------
(1) Average balances include non-accrual loans.
(2) Tax equivalent adjustments have been made to yields on loans and securities that are exempt from federal income tax.
(3) Net yield on interest - earning assets represents net interest income as a percentage of average interest - earning assets.
(4) Interest rate spread represents the difference between the average yield on interest - earning assets and the cost of interest-bearing liabilities.

                                                                      December 31
                              ---------------------------------------------------------------------------------------------
                                           1996    (2)                     1995    (2)                  1994    (2)
                              ---------------------------------------------------------------------------------------------
                               Average               Yield/    Average              Yield/   Average              Yield/
                               Balance   Interest     Rate     Balance   Interest    Rate    Balance  Interest     Rate
                              ---------------------------------------------------------------------------------------------
                                                                     (In thousands)
ASSETS
Interest-earning assets:
    Loans(1)                     $63,349    $5,842      9.23%    $55,485    $5,105     9.53%  $47,469    $3,958      8.37%
    Taxable investment            41,051     2,443      5.95%     24,229     1,347     5.56%   24,804     1,294      5.22%
securities
    Tax-exempt investment          7,039       378      8.13%      6,413       350     8.27%    6,345       347      8.29%
securities
    Federal funds sold             2,825       153      5.42%      2,289       131     5.72%    2,029        86      4.24%
                              --------------------            --------------------           ------------------
Total interest-earning assets    114,264     8,816      7.72%     88,416     6,933     7.84%   80,647     5,685      7.05%

Noninterest-earning assets
    Cash and due from banks        4,454                           3,668                        3,132
    Premises and equipment         2,287                           1,799                        1,331
    Other assets                   2,647                           1,062                          963
Less allowance for loan              602                             527                          486
losses
                              ----------                      ----------                     --------
                                $123,050                         $94,418                      $85,587
                              ==========                      ==========                     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Interest-bearing liabilities:
    Demand deposits              $13,108      $327      2.49%     $9,856      $248     2.52%   $8,529      $214      2.51%
    Money market accounts          6,845       183      2.67%      7,984       230     2.88%    8,569       235      2.74%
    Savings deposits              28,974       903      3.12%     21,642       586     2.71%   24,057       658      2.74%
    Time deposits                 47,118     2,654      5.63%     31,282     1,798     5.75%   22,847     1,019      4.46%
    Securities sold under          4,737       205      4.33%      4,298       205     4.77%    3,454       109      3.16%
      agreement to repurchase
    Short-term borrowings            316        19      6.01%        298        17     5.70%      248        11      4.44%
    Long-term borrowings             318        28      8.81%        531        50     9.42%       93         7      7.53%
                              --------------------            --------------------           ------------------
Total interest-bearing           101,416     4,319      4.26%     75,891     3,134     4.13%   67,797     2,253      3.32%
  liabilities

Noninterest-bearing
  liabilities:
    Demand deposits               11,176                           9,196                        8,941
    Other                            831                             574                          317

Shareholders' equity               9,627                           8,757                        8,532
                              ----------                      ----------                     --------
                                $123,050                         $94,418                      $85,587
                              ==========                      ==========                     ========

                                         ---------                       ---------                    ---------
Net interest income                         $4,497                          $3,799                       $3,432
                                         =========                       =========                    =========
Net yield on                                            3.94%                          4.30%                         4.26%
interest-earning assets(3)

Interest rate spread(4)                                 3.46%                          3.71%                         3.73%
Ratio of average interest-earning
  assets to average interest-bearing                  112.67%                        116.50%                       118.95%
  liabilities


------------------------------

(1) Average balances include non-accrual loans.
(2) Tax equivalent adjustments have been made to yields on loans and securities that are exempt from federal income tax.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest - earning assets.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the cost of interest-bearing liabilities.

The following tables set forth for the periods indicated a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rate:

For each category of our interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume ( changes in volume multiplied by old rate), (ii) changes in rate (changes in rate multiplied by old volume), and (iii) the change in interest due to both volume and rate, which has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.


                                        Nine Months Ended September 30,               Year Ended December 31,
                                                  1997 vs 1996                             1996 vs 1995
                                         Increase (Decrease) Due to               Increase (Decrease) Due to
                                       -----------------------------------    ----------------------------------------
                                         Volume      Rate        Net             Volume        Rate          Net
                                       -----------------------------------    ----------------------------------------
                                                                 (In thousands of dollars)
Interest earned on:
    Loans                                    $853      ($66)         $787             $940       ($203)          $737
    Taxable investment securities              13         75           88              995          101         1,096
    Tax-exempt investment securities            3        (2)            1               34          (6)            28
    Federal funds sold                       (81)          2         (79)               28          (6)            22
                                             ----         --         ----              ---          ---            --

Total interest-earning assets                $788         $9         $797           $1,997       ($114)        $1,883



Interest paid on:
    Demand deposits                            18          2           20               81          (2)            79
    Money market accounts                    (24)          2         (22)             (31)         (16)          (47)
    Savings deposits                          125         31          156              220           97           317
    Time deposits                             192       (35)          157              891         (35)           856
    Securities sold under agreement to
      repurchase                               15          1           16               19         (19)             0
    Short-term borrowings                       5        (1)            4                1            1             2
    Long-term borrowings                     (20)          2         (18)             (19)          (3)          (22)
                                             ----         --         ----             ----          ---          ----

Total interest-bearing liabilities           $311         $2         $313           $1,162          $23        $1,185


                                                             ------------                              --------------
Change in net interest income                                        $484                                        $698
                                                             ------------                              --------------

Comparison of the year ended December 31, 1996 and 1995

Net Income. Net income amounted to $1.0 million or $2.18 per share in 1996, representing an increase of 7.2% from $913,000 or $2.04 per share in 1995. The return on average assets was .79% for 1996 and .97% for 1995. The return on average equity was 10.16% in 1996 compared to 10.43% in 1995.

Net Interest Income. Net interest income increased $698,000 or 18.4% in 1996 as compared to 1995. The net yield on interest-earning assets decreased by 36 basis points (1% equals 100 basis points) to 3.94%, while the average balance of interest-earning assets increased by $25.8 million or 29.2%.

Although the net yield on interest-earning assets declined, accounting for a decline in net interest income of $138,000, the increase in average earning assets resulted in an increase in net interest income of $836,000.

As discussed above, Chippewa acquired two branch offices and experienced strong growth during the year. The funds obtained from these transactions are primarily being used to fund current loan demand as evidenced by average loans increasing by $7.9 million. Funds not used immediately to fund loan demand are being invested in short-term investment, and mortgage-backed securities, average investment securities increased by $17.4 million. These funds were invested in short-term investment securities to provide liquidity for future loan demand, while still obtaining an adequate rate of return.

Provision for Loan Losses. The provision for loan losses amounted to $120,000 for 1996 compared to $110,000 in 1995. The increase in the provision is primarily the result of the loan growth in 1996. Historically, Chippewa has experienced minimal net charge-offs relating to real estate loans, however management recognizes that consumer lending inherently possesses a greater degree of risk of loss. Net charge-offs were only $81,000 in 1996 and $21,000 in 1995.

Noninterest Income. Noninterest income increased $76,000 or 15.6% in 1996 compared to 1995. Noninterest income is primarily made up of service charges on deposit accounts and other service charges and fees. Service charges on deposit accounts increased by $50,000 as a result of an increased level of demand deposit accounts due to the two branch offices acquired during the first quarter of 1996. Management believes the level of service charges are competitive with other local community financial institutions. Other service charges which are primarily made up of credit card service fees and merchant credit card processing fees, increased by $24,000, due to an increase in merchant accounts being processed in 1996.

Noninterest Expense. Noninterest expense increased by $687,000 in 1996 compared to 1995. The increase was primarily the result of increases in salaries and employee benefits of $267,000, occupancy of $56,000, furniture and equipment of $49,000, intangible asset amortization of $204,000 and other expenses of $183,000; offset by a decrease in federal deposit insurance premiums of $85,000.

The increase in salary and employee benefits, occupancy, furniture and equipment, and other expenses was primarily the direct result of the two branch acquisitions, as well as normal annual increases. The intangible asset amortization relating to the branch acquisitions is made up of two segments, goodwill which is being amortized on a straight-line basis over 15 years and core deposit which is being amortized on a straight-line basis over 6 years which corresponds to the average deposit life expectancy. Additionally, the intangible asset amortization includes a one-time charge of $85,000 which represents a payment made by the Bank as part of the purchase arrangement for the branch offices. The payment represents the selling institutions special one-time Federal Deposit Insurance Corporation insurance assessment which was paid in October, 1996.

The decline in the FDIC insurance premiums were due to reduced insurance rates from 23 basis points to 4 basis points which resulted in a savings of $85,000 to the Bank. The FDIC insurance rate was reduced as a result of the Bank Insurance Fund reaching its required level of capitalization.

Federal Income Taxes. Federal income tax expense increased $13,000 to $328,000 in 1996, as a result of a higher level of pre-tax income partially offset by higher levels of tax-exempt income. The 1996 effective tax rate of 25.1% was below the 34% statutory rate primarily as a result of tax-exempt interest.

Comparison of the Nine Months Ended September 30, 1997 and 1996

Net Income. Net income amounted to $1.0 million or $2.22 per share in 1997, representing an increase of 35.2% from the $735,000 or $1.64 per share in 1996. The annualized return on average assets was 1.00% for 1997 and .81% for 1996. The annualized return on average equity was 12.53% in 1997 compared to 10.31% in 1996.

Net Interest Income. Net interest income increased $484,000 or 14.7% in 1997 as compared to 1996. The net yield on interest-earning assets increased by 17 basis points to 4.10%, while the average balance of interest-earning assets increased by $11.1 million or 9.9%.

Total interest income increased $797,000 which is primarily the result of the increased levels of interest-earning assets. As discussed above, Chippewa acquired two branches at the end of the first quarter in 1996, as well as experienced strong levels of internal growth during 1996, providing additional investable funds.

Total interest expense increased by $313,000 primarily as a result of the growth in deposits, as discussed above. The total growth in interest-bearing liabilities amounted to $10.0 million, of which $9.7 million was in deposit products.

Provision for Loan Losses. The provision for loan losses amounted to $94,500 for 1997 compared to $90,000 in 1996. The increase in the provision continues to result primarily from the increases in the loan portfolio. The increases in the loan portfolio continue to be comprised primarily of residential real estate mortgages.

Noninterest Income. Noninterest income increased $77,000 or 18.4% in 1997 compared to 1996. The increase was attributable to increased levels of service charges on deposit accounts of $12,000, other service charges and fees of $37,000 and other income of $27,000.

The increase in service charges on deposit accounts is the result of additional deposit accounts acquired. The primary increases in other service charges and fees related to ATM surcharges and interchange fees on debit cards, which had not previously been charged by the Bank of $16,000 and $11,000, respectively and continued increased levels of merchant credit card charges of $7,000. The increase in other income relates to increased rental income from Specialized Investments Division, a wholly owned subsidiary of Financial Services Corporation of Atlanta, Georgia of $30,000. Chippewa rents work space at certain branch offices to representatives of Specialized Investments Division to provide counseling on alternative investment opportunities to its customer base.

Noninterest Expense. Noninterest expense increased by $177,000 in 1997 compared to 1996. The increase was primarily the result of increases in salaries and employee benefits of $88,000, occupancy expenses of $32,000 and intangible asset amortization of $40,000.

The increases in salaries and employee benefits and occupancy were a result of increased levels of employees and branch offices resulting from the branches acquired and normal operating expense increases.

The increase in intangible asset amortization was the result of the intangible being amortized for a longer period in 1997. The two branches were acquired in late March 1996, therefore nine months amortization occurred in 1997 and six months amortization occurred in 1996.

Federal Income Taxes. Federal income tax expense increased $121,000 to $382,000 in 1997, as a result of higher levels of pre-tax income. The 1997 effective tax rate of 27.7% was below the 34% statutory rate primarily as a result of tax-exempt interest.

Comparison of the three months ended September 30, 1997 and 1996

Net Income. Net income amounted to $327,000 or $.73 per share in 1997, representing an increase of 28.0% from the $256,000 or $.57 per share in 1996.

Net Interest Income. Net interest income increased $125,000 or 10.9% in 1997 as compared to 1996. As discussed above, Chippewa's deposits had strong growth throughout 1996, resulting in additional investable funds earning at rates above those paid on deposits used for funding purposes.

Provision for Loan Losses. The provision for loan losses amounted to $31,500 for 1997 compared to $30,000 in 1996. As discussed above the level of the provision for loan losses has primarily been effected by growth in the loan portfolio, mitigated by the continued low levels of nonperforming loans.

Noninterest Income. Noninterest income increased $27,000 or 19.1% in 1997 compared to 1996. This increase was primarily made of increased levels of interchange debit card fees and merchant credit card fees.

Noninterest Expense. Noninterest expense increased by $44,000 in 1997 compared to 1996. Salaries and benefits increased by $39,000 or 8.5% as a part of normal annual salary and benefit increases. All other noninterest expenses had nominal fluctuations which were considered normal economic increases.

Federal Income Taxes. Federal income tax expense increased $34,000 to $125,000 in 1997, as a result of higher levels of pre-tax income. The 1997 effective tax rate of 27.6% was below the 34% statutory rate primarily as a result of tax-exempt interest.

                                LEGAL OPINIONS

         Certain legal matters in connection with the merger will be passed upon for Wayne by Werner & Blank Co., L.P.A., Toledo, Ohio and for Chippewa by Dinsmore & Shohl, LLP, Cincinnati, Ohio.

                                   EXPERTS

         The consolidated financial statements of Wayne as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996 incorporated by reference into this Proxy Statement-Prospectus have been audited by Crowe Chizek and Company LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon reports of such firms given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Chippewa as of December 31, 1996 and 1995, and for each of the years in the period ended December 31, 1996, included in this Proxy Statement-Prospectus have been audited by S. R. Snodgrass, A.C., independent auditors, as stated in their report which is contained herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

               CHIPPEWA VALLEY BANCSHARES, INC. AND SUBSIDIARY

               INDEX TO THE CONSOLIDATED FIANANCIAL STATEMENTS

                                                                                                          PAGE
                                                                                                          ----
Report of Independent Auditors..........................................................................   F-1

Consolidated Balance Sheet as of December 31, 1996 and 1995.............................................   F-2

Consolidated Statement of Income for the Years
     Ended December 31, 1996 and 1995...................................................................   F-3

Consolidated Statement of Changes in Stockholders' Equity
     for the Years Ended December 31, 1996 and 1995.....................................................   F-4

Consolidated Statement of Cash Flows for the
     Years Ended December 31, 1996 and 1995.............................................................   F-5

Notes to Consolidated Financial Statements..............................................................   F-6

Unaudited Consolidated Balance Sheet as of
     September 30, 1997 and December 31, 1996...........................................................   S-1

Unaudited Consolidated Statement of Income for the Three and Nine
     Months ended September 30, 1997 and 1996...........................................................   S-2

Unaudited Consolidated Statement of Changes in Stockholders'
     Equity for the Nine Months ended September 30, 1997................................................   S-3

Unaudited Consolidated Statement of Cash Flows for the
     Nine Months ended September 30, 1997 and 1996......................................................   S-4

Notes to Unaudited Consolidated Financial Statements....................................................   S-5

                     [LETTERHEAD OF S.R. SNODGRASS, A.C.]

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Chippewa Valley Bancshares, Inc.

We have audited the consolidated balance sheet of Chippewa Valley Bancshares, Inc. and Subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chippewa Valley Bancshares, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in the notes to the consolidated financial statements, effective January 1, 1995, the Company changed its method of accounting for impaired loans and the related allowance for loan losses.


/s/ S.R. Snodgrass, A.C.
------------------------

Wexford, PA
February 7, 1997
except for Note 17,
as to which the date is
October 13, 1997.

               CHIPPEWA VALLEY BANCSHARES, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEET

                                                                                             December 31,
                                                                                    1996                    1995
                                                                              ------------------     --------------------
ASSETS
Cash and due from banks                                                     $         5,840,547    $           4,344,307
Federal funds sold                                                                            -                3,810,000
Investment securities:
      Available for sale                                                             29,171,332               13,378,215
      Held to maturity (approximate market value of
              $21,831,624 and $18,790,298)                                           21,763,420               18,601,263
Loans                                                                                70,195,083               58,882,912
Less allowance for loan losses                                                          616,621                  578,046
                                                                              -----------------     --------------------
         Net loans                                                                   69,578,462               58,304,866
Premises and equipment                                                                2,341,802                1,943,271
Intangible assets                                                                     1,624,284                        -
Accrued interest and other assets                                                     1,278,088                  957,643
                                                                              -----------------     --------------------

  TOTAL ASSETS                                                              $       131,597,935    $         101,339,565
                                                                              =================     ====================

LIABILITIES
Deposits:
      Noninterest-bearing demand                                            $        12,493,907    $           9,947,258
      Interest-bearing demand                                                        14,748,319               10,776,868
      Savings                                                                        31,968,696               21,579,852
      Money market                                                                    6,671,868                7,394,879
      Time                                                                           49,069,931               36,261,337
                                                                              -----------------     --------------------
         Total deposits                                                             114,952,721               85,960,194
Securities sold under agreement to repurchase                                         5,188,863                5,012,840
Short-term borrowings                                                                   341,542                   14,818
Long-term borrowings                                                                    213,333                  426,667
Accrued interest and other liabilities                                                  798,662                  666,428
                                                                              -----------------     --------------------
  TOTAL LIABILITIES                                                                 121,495,121               92,080,947
                                                                              -----------------     --------------------

STOCKHOLDERS' EQUITY
Common stock, $1.25 stated value; 500,000 shares
    authorized; 480,000 shares issued                                                   600,000                  600,000
Surplus                                                                                 700,000                  700,000
Retained earnings                                                                     9,384,680                8,541,328
Net unrealized gain  on securities                                                       71,094                   70,250
Treasury Stock, at cost (32,000 shares)                                               (652,960)                (652,960)
                                                                              -----------------     --------------------
  TOTAL STOCKHOLDERS' EQUITY                                                         10,102,814                9,258,618
                                                                              -----------------     --------------------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $       131,597,935    $         101,339,565
                                                                              =================     ====================


See accompanying notes to the consolidated financial statements.

               CHIPPEWA VALLEY BANCSHARES, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENT OF INCOME

                                                                                         Year Ended December 31,
                                                                                    1996                         1995
                                                                            ----------------------      -----------------------
INTEREST INCOME
       Loans, including fees                                              $             5,841,737     $              5,105,572
       Federal funds sold                                                                 153,361                      131,184
       Investment securities:
              Taxable                                                                   2,442,834                    1,346,809
              Exempt from federal income tax                                              378,437                      349,513
                                                                            ---------------------      -----------------------
                         Total interest income                                          8,816,369                    6,933,078
                                                                            ---------------------      -----------------------

INTEREST EXPENSE
       Deposits                                                                         4,066,804                    2,862,765
       Securities sold under agreement to repurchase                                      204,870                      204,899
       Short-term borrowings                                                               18,691                       16,913
       Long-term borrowings                                                                28,100                       49,680
                                                                            ---------------------      -----------------------
                         Total interest expense                                         4,318,465                    3,134,257
                                                                            ---------------------      -----------------------

NET INTEREST INCOME                                                                     4,497,904                    3,798,821

Provision for loan losses                                                                 120,000                      110,000
                                                                            ---------------------      -----------------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                                     4,377,904                    3,688,821
                                                                            ---------------------      -----------------------

NONINTEREST INCOME
      Service fees on deposit accounts                                                    389,369                      339,274
      Other service charges and fees                                                      139,583                      115,570
      Securities losses, net                                                              (1,957)                         (78)
      Other                                                                                36,626                       32,828
                                                                            ---------------------      -----------------------
                         Total noninterest income                                         563,621                      487,594
                                                                            ---------------------      -----------------------

NONINTEREST EXPENSE
      Salaries and employee benefits                                                    1,784,001                    1,516,522
      Occupancy                                                                           244,242                      188,161
      Furniture and equipment                                                             297,069                      248,544
      Federal deposit insurance premiums                                                    2,000                       87,149
      State franchise tax                                                                 145,959                      133,268
      Intangible asset amortization                                                       204,216                            -
      Other                                                                               958,343                      775,099
                                                                            ---------------------      -----------------------
                          Total noninterest expense                                     3,635,830                    2,948,743
                                                                            ---------------------      -----------------------

Income before income taxes                                                              1,305,695                    1,227,672
Income taxes                                                                              327,943                      315,324
                                                                            ---------------------      -----------------------

NET INCOME                                                                $               977,752     $                912,348
                                                                            =====================      =======================

EARNINGS PER SHARE                                                        $                  2.18     $                   2.04

AVERAGE SHARES OUTSTANDING                                                                448,000                      448,000

See accompanying notes to the consolidated financial statements.

               CHIPPEWA VALLEY BANCSHARES, INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                    Net
                                                                                Unrealized
                                 Common                        Retained         Gain (Loss)        Treasury
                                 Stock         Surplus         Earnings        on Securities        Stock           Total
                              -------------   -----------    --------------   ----------------   -------------   ------------
Balance, December 31, 1994  $      600,000  $    700,000   $     7,752,180  $       (136,240)  $    (652,960)  $   8,262,980

Net income                                                         912,348                                           912,348
Cash dividends ($.28 per
share)                                                            (123,200)                                         (123,200)
Net unrealized gain on
securities                                                                            206,490                        206,490
                              ------------   -----------    --------------   ----------------   -------------   ------------

Balance, December 31, 1995         600,000       700,000         8,541,328             70,250       (652,960)      9,258,618

Net income                                                         977,752                                           977,752
Cash dividends ($.30 per
share)                                                            (134,400)                                         (134,400)
Net unrealized gain on
securities                                                                                844                            844
                              ------------   -----------    --------------   ----------------   -------------   ------------

Balance, December 31, 1996  $      600,000  $    700,000   $     9,384,680  $          71,094  $    (652,960)  $  10,102,814
                              ============   ===========    ==============   ================   =============   ============




See accompanying notes to the consolidated financial statements.

               CHIPPEWA VALLEY BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                  Year Ended December 31,
                                                                             1996                        1995
                                                                     ----------------------      ----------------------
OPERATING ACTIVITIES
     Net income                                                    $               977,752     $               912,348
     Adjustments to reconcile net income to net cash
            provided by operating activities:
            Provision for loan losses                                              120,000                     110,000
            Depreciation and amortization                                          541,552                     181,158
            Deferred income taxes                                                   (1,440)                    (11,772)
            Investment securities losses, net                                        1,957                          78
            Increase in accrued interest receivable                               (347,105)                   (121,200)
            Increase in accrued interest payable                                    48,026                      71,506
            Other, net                                                             111,873                     128,582
                                                                     ----------------------      ---------------------
                Net cash provided by operating activities                        1,452,615                   1,270,700
                                                                     ----------------------      ---------------------

INVESTING ACTIVITIES
      Investment securities available for sale:
           Proceeds from sales                                                     497,773                     499,922
           Proceeds from maturities and repayments                               5,832,311                   3,767,412
           Purchases                                                           (22,119,776)                   (958,972)
      Investment securities held to maturity:
           Proceeds from maturities and repayments                              10,425,185                   3,348,501
           Purchases                                                           (13,676,166)                 (6,693,495)
      Net loan originations                                                    (10,007,866)                 (9,325,670)
      Purchase of premises and equipment                                          (339,401)                   (609,708)
      Branch office acquisitions:
           Purchase of loans                                                    (1,383,885)                          0
           Purchase of premises and equipment                                     (313,591)                          0
           Net deposit proceeds                                                 22,947,060                           0
                                                                     ---------------------      ----------------------
                       Net cash used for investing activities                   (8,138,356)                 (9,972,010)
                                                                     ---------------------      ----------------------

FINANCING ACTIVITIES
      Net increase in deposits                                                   4,216,967                   9,674,744
      Net increase in securities sold under agreement to repurchase                176,023                   1,572,679
      Net increase (decrease) in short-term borrowings                             326,724                    (259,650)
      Repayment of long-term borrowings                                           (213,333)                   (213,333)
      Cash dividends paid                                                         (134,400)                   (123,200)
                                                                     ---------------------      ----------------------
                       Net cash provided by financing                            4,371,981                  10,651,240
                                activities
                                                                     ---------------------      ----------------------

                       Increase (decrease) in cash and cash                     (2,313,760)                  1,949,930
                                equivalents
                                                                     ---------------------      ----------------------

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   8,154,307                   6,204,377
                                                                     ---------------------      ----------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                           $             5,840,547     $             8,154,307
                                                                     =====================      ======================


See accompanying notes to the consolidated financial statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

     Chippewa Valley Bancshares, Inc. (Company) is an Ohio corporation organized as the holding company of Chippewa Valley Bank (Bank). The Company has no other investments. The Bank is a state-chartered bank located in Rittman, Ohio. The Bank's principal sources of revenues emanate from its portfolio of residential real estate, commercial mortgage, commercial and consumer loans, as well as a variety of deposit services to its customers through nine locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is also subject to regulation and supervision by the Ohio Division of Banks.

     BASIS OF PRESENTATION

     The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. All intercompany items have been eliminated in consolidation. The investment in subsidiary on the Company's financial statements is carried at its equity position in the underlying net assets of the Bank.

     The financial  statements  have been prepared in conformity  with generally
     accepted accounting principles.   In preparing the financial statements,
     management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance
     sheet and  revenues and expenses for the period.   Actual results could
     differ significantly from those estimates.

     A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

     INVESTMENT SECURITIES

     The Bank has classified investment securities into two categories: Held to Maturity and Available for Sale. Debt securities acquired with the intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income.
     Certain other debt and equity securities have been classified as available for sale, to serve principally for liquidity purposes. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on securities are recognized as income when earned.

     Common stock of the Federal Reserve Bank, Federal Home Loan Bank, and Independent State Bank of Ohio represents ownership in institutions which are wholly-owned by other financial institutions. These equity securities are accounted for at cost.

     LOANS

     Loans are reported at their principal amount, net of the allowance for loan losses. Interest on all loans is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, that the borrowers' financial condition is such that collection of interest is doubtful. Interest payments received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of such principal.

     Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan yield. The Bank is amortizing these amounts over the contractual lives of the related loans.

     ALLOWANCE OF LOAN LOSSES

     Effective January 1, 1995, the Bank adopted statement of Financial Accounting Standards Statement No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by Statement No. 118. Under this Standard, the Bank estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. The adoption of Statements No. 114 and No. 118 had no material effect on the Bank's financial position or results of operations. For purposes of this Standard, nonaccrual commercial and commercial real estate loans are considered to be impaired.

     The Bank uses the allowance method in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The allowance is maintained at a level believed by management to be sufficient to absorb estimated potential credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows on impaired loans, which may be susceptible to significant change. The allowance for loan losses on impaired loans is one component of the methodology for determining the allowance for loan losses. The remaining components of the allowance for loan losses provide for estimated losses on commercial loans, consumer loans, real estate mortgages, and general amounts for historical loss experience, uncertainties in estimating losses and inherent risks in the various credit portfolio.

     PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

     INTANGIBLE ASSETS

     As of December 31, 1996, intangible assets are comprised of goodwill and core deposit acquisition premiums. Prior to 1996, there were no intangible assets. Goodwill is amortized using the straight line method over a fifteen year period. Core deposit acquisition premiums, which were developed by specific core deposit life studies, are amortized using the straight-line method over six years. Annual assessments of the carrying values and remaining amortization periods of intangible assets are made to determine possible carrying value impairment, and appropriate adjustments, as deemed necessary.

     EMPLOYEE BENEFITS

     Salaries and employee benefits include contributions, determined actuarially, to a defined benefit plan covering all eligible employees of the Bank.

     INCOME TAXES

     The Company and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at current enacted income tax rates applicable to the period in which the deferred tax asset or liabilities are expected to be realized or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     EARNINGS PER SHARE

     Earnings per share are calculated using the weighted average number of shares outstanding for the periods.

     CASH FLOW INFORMATION

     The Company has defined cash equivalents as those amounts due from depository institutions and federal funds sold.

     Cash payments for interest in 1996 and 1995 were $4,270,439 and $3,062,751, respectively. Net cash payments for income taxes in 1996 and 1995 amounted to $274,763 and $272,047, respectively.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1996, the Financial Accounting Standards Board ("the FASB") issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. This statement applies prospectively in fiscal years beginning after December 31, 1996, and establishes new standards that focus on control whereas, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The adoption of Statement 125 did not have a material impact on the Company's results of operations or financial position at or for the nine months ended September 30, 1997.

     On March 3, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share." Statement no. 128 Will become effective for the Company beginning in December 1997. This statement re-defines the standards for computing earnings per share ("EPS") previously found in accounting principles Board Opinion No. 15, Earnings Per Share. Statement No. 128 Establishes new standards for computing and presenting eps and requires dual presentation of "basic" and "diluted" EPS on the face of the income statement for all entities with complex capital structures. Under Statement No. 128, basic EPS is to be computed based upon income availability to common shareholders and the weighted average number of common shares outstanding for the period. Diluted EPS is to reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Statement No. 128 Also requires the restatement of all prior-period EPS data presented. The company will adopt Statement No. 128 as of December 31, 1997 and does not believe the effect of adoption will have an impact on the Company's financial position, results of operations or disclosures thereon.

     In July 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Statement No. 130 is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and the presentation of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as

     RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

     components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. Statement No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. Reclassification of financial statements for earlier periods provided for comprehensive purposes is required.

2.   BRANCH ACQUISITION

     On March 23, 1996, the Bank, pursuant to a purchase and assumption agreement entered into with First National Bank of Ohio (Seller), assumed deposit liabilities and acquired the branch banking properties, facilities, all cash funds on hand and selected commercial and consumer loans of the Doylestown and Clinton, Ohio operations. As part of the purchase arrangement, the Bank paid in addition to a core deposit acquisition premium, an amount equal to the Seller's liability for the special one-time Federal Deposit Insurance Corporation insurance assessment, which was paid in October, 1996. The assessment was calculated based upon certain deposits assumed at the Doylestown branch office, and amounted to $84,620. The assessment was expensed in 1996, and recorded as a component of the intangible asset amortization classification in the consolidated statement of income.

3.   INVESTMENT SECURITIES

     In December, 1995, in accordance with the Financial Accounting Standards Board Special Report "A Guide to Implementation of Statement No. 115 On Accounting for Certain Investments in Debt and Equity Securities," the Bank reclassified investment securities from the held to maturity classification to the available for sale classification with an amortized cost of $6,564,720 and an estimated market value of $6,604,281.

     The amortized cost and estimated market values of investment securities available for sale are as follows:

                                                                             1996
                                           -------------------------------------------------------------------------
                                                                  Gross              Gross             Estimated
                                             Amortized         Unrealized          Unrealized           Market
                                               Cost               Gains              Losses              Value
                                           --------------     --------------     ---------------    ----------------

U. S. Treasury securities                  $14,423,694       $  85,681           $        -          $ 14,509,375
Obligations of U. S. Government
     agencies and corporations               6,902,130          51,738                 (330)            6,953,538
Mortgage-backed securities                   7,369,240          17,611              (46,982)            7,339,869
                                           -----------       ---------           ----------          ------------
       Total debt securities                28,695,064         155,030              (47,312)           28,802,782
Equity Securities                              368,550               -                    -               368,550
                                           -----------       ---------           ----------          ------------

              Total                        $29,063,614       $ 155,030           $  (47,312)         $  29,171,332
                                           ===========       =========           ==========          =============

                                                                             1995
                                           -------------------------------------------------------------------------
                                                                  Gross              Gross             Estimated
                                             Amortized         Unrealized          Unrealized           Market
                                               Cost               Gains              Losses              Value
                                           --------------     --------------     ---------------    ----------------

U. S. Treasury securities                  $   9,496,438      $     123,618       $   (11,148)      $   9,608,908
Obligations of U. S. Government
     agencies and corporations                 1,500,000             16,125            (1,851)          1,514,274
Mortgage-backed securities                     2,215,587                 16           (20,320)          2,195,283
                                           -------------      -------------       -----------       -------------
       Total debt securities                  13,212,025            139,759           (33,319)         13,318,465
Equity Securities                                 59,750                  -                 -              59,750
                                           -------------      -------------       -----------       -------------

              Total                        $  13,271,775      $     139,759       $   (33,319)      $  13,378,215
                                           =============      =============       ===========       =============

 The amortized cost and estimated market values of investment securities held to maturity are as follows:

                                                                                1996
                                           -------------------------------------------------------------------------------
                                                                    Gross               Gross               Estimated
                                              Amortized           Unrealized          Unrealized             Market
                                                 Cost               Gains               Losses                Value
                                           -----------------    ---------------     ---------------     ------------------
Obligations of U. S. Government
     agencies and corporations           $        8,554,643   $              -    $       (70,849)    $         8,483,794
Obligations of states and political
     subdivisions                                 7,128,716            189,878            (41,748)              7,276,846
Corporate securities                              6,025,629             26,916            (36,033)              6,016,512
Mortgage-backed securities                           54,432                 40                   -                 54,472
                                           ----------------    ---------------     ---------------     ------------------

       Total                             $       21,763,420   $        216,834    $      (148,630)    $        21,831,624
                                           ================    ===============     ===============     ==================



                                                                                1995
                                           -------------------------------------------------------------------------------
                                                                    Gross               Gross               Estimated
                                              Amortized           Unrealized          Unrealized             Market
                                                 Cost               Gains               Losses                Value
                                           -----------------    ---------------     ---------------     ------------------
Obligations of U. S. Government
     agencies and corporations           $        7,741,896   $         16,067    $       (35,262)    $         7,722,701
Obligations of states and political
     subdivisions                                 6,303,030            231,384            (29,475)              6,504,939
Corporate securities                              4,450,166             25,419            (19,311)              4,456,274
Mortgage-backed securities                          106,171                213                   -                106,384
                                           ----------------    ---------------     ---------------     ------------------

       Total                             $       18,601,263   $        273,083    $       (84,048)    $        18,790,298
                                           ================    ===============     ===============     ==================

     The amortized cost and estimated market values of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have average contractural maturities ranging from four to fifteen years.

                                               AVAILABLE FOR SALE                          HELD TO MATURITY
                                      -------------------------------------    -----------------------------------------
                                                              Estimated                                   Estimated
                                         Amortized             Market              Amortized               Market
                                           Cost                 Value                 Cost                  Value
                                      ----------------     ----------------    -------------------    ------------------
Due in one year or less             $       7,494,744    $       7,544,768   $          2,233,897   $         2,227,895
Due after one year through
       five years                          13,831,080           13,918,145             13,651,633            13,749,230
Due after five years through
       ten years                                    -                    -              5,597,739             5,583,797
Due after ten years                                 -                    -                225,719               216,230
                                      ---------------     ----------------    -------------------    ------------------
                                           21,325,824           21,462,913             21,708,988            21,777,152
Mortgage-backed securities                  7,369,240            7,339,869                 54,432                54,472
                                      ---------------     ----------------    -------------------    ------------------

       Total                        $      28,695,064    $      28,802,782   $         21,763,420   $        21,831,624
                                      ===============     ================    ===================    ==================

     Proceeds from the sale of debt securities available for sale and gross realized gains and losses on those sales are as follows:

                                                                               1996               1995
                                                                          ---------------    ---------------
           Total proceeds received                                      $        497,773   $        499,922
           Gross realized gains                                                        -                  -
           Gross realized losses                                                   1,957                 78

     Investment securities with a carrying value of $12,506,268 and $11,526,947 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits, repurchase agreements and other purposes as required by law.

4.   LOANS

     Major classifications of loans are summarized as follows:

                                                                    1996                         1995
                                                            ----------------------      -----------------------
Real estate mortgages                                     $            44,477,401     $             35,540,206
Consumer installment                                                   16,065,986                   15,693,050
Commercial and agriculture                                              9,086,436                    7,044,419
Credit cards                                                              565,260                      605,237
                                                            ---------------------      -----------------------
                                                                       70,195,083                   58,882,912
Less allowance for loan losses                                            616,621                      578,046
                                                            ---------------------      -----------------------

          Net loans                                       $            69,578,462     $             58,304,866
                                                            =====================      =======================


     As of December 31, 1996, aggregate loans of $60,000 or more extended to directors, executive officers and their affiliates were $437,236. In management's opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness. A summary of loan activity during the year is as follows:



              Balance                                                    Amounts                     Balance
         December 31, 1995                                               Collected              December 31, 1996
         -----------------                                               ----------             -----------------
                                            ADDITIONS
                                            ---------
             $ 269,152                        $ 238,477                  $ 70,393                   $ 437,236

     The Bank's primary business activity is with customers located within its local trade area of Wayne and Medina Counties. Commercial, residential, personal, and agricultural loans are granted. The Bank also selectively funds commercial and residential loans originated outside of its immediate trade area provided such loans meet the Bank's credit policy guidelines. Although the Bank has a diversified loan portfolio, at December 31, 1996 and 1995, loans outstanding to individuals dependent upon the agricultural economic sector approximated $7,381,000 or 10.5% and $7,042,000 or 12.0% of the loan portfolio, respectively. These loans are typically secured by residential and commercial farm real estate and equipment. In general, loans outstanding to individuals and businesses are dependent upon the local economic conditions in the immediate trade area.

     At December 31, 1996, the recorded investment in loans which are considered to be impaired in accordance with SFAS 114 was $2,115,000 including $563,000 considered to be nonaccrual. Included in this amount is $1,505,000 of impaired loans for which the related allowance for loan losses is $320,000, and $610,000 of impaired loans for which no allowance for loan losses has been allocated due to the loans being collateral dependent and the fair value of the collateral exceeding the recorded investment in the related loans. There were no loans considered impaired at or for the year ending December 31, 1995.

     The average recorded investment in impaired loans during the year ended December 31, 1996, was approximately $2,087,000. For the year ended December 31, 1996, interest income totaling $210,000 was recognized on impaired loans of which $189,000 was recognized using the cash basis method of income recognition.

5.   ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses for the years ended December 31 are as follows:

                                                                         1996                        1995
                                                                -----------------------      ----------------------
      Balance, January 1                                      $                578,046     $               488,656
      Add:
              Provision charged to operations                                  120,000                     110,000
              Recoveries                                                        22,007                      36,602
      Less loans charged off                                                   103,432                      57,212
                                                                ----------------------      ----------------------

      Balance, December 31                                    $                616,621     $               578,046
                                                                ======================      ======================

     For federal income tax purposes the reserve for loan losses is maintained at the maximum allowable under the Internal Revenue Code, and approximated $163,000 at December 31, 1996 and 1995, respectively.

6.   PREMISES AND EQUIPMENT

     Major classifications of premises and equipment are summarized as follows:

                                                                    1996                        1995
                                                           -----------------------     -----------------------
      Land and improvements                              $                377,536    $                297,536
      Buildings and improvements                                        1,976,535                   1,699,560
      Furniture, fixtures, and equipment                                2,106,896                   1,828,966
                                                           ----------------------     -----------------------
                                                                        4,460,967                   3,826,062
      Less accumulated depreciation                                     2,119,165                   1,882,791
                                                           ----------------------     -----------------------

                     Total                               $              2,341,802    $              1,943,271
                                                           ======================     =======================

     Depreciation and amortization charged to operations was $254,461 in 1996 and $199,985 in 1995.

7.   DEPOSITS

     Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $4,903,000 and $5,076,000 at December 31, 1996 and 1995, respectively.

8.   SHORT-TERM BORROWINGS

     The components of the Bank's short-term borrowings consists of federal funds purchased and U. S. Treasury demand notes are summarized as follows:

                                                                            1996                   1995
                                                                      ------------------     ------------------
           Balance at year end                                      $           341,542    $            14,818
           Maximum amount outstanding at any month end                        1,285,575              5,873,050
           Average balance outstanding during the year                          315,931                298,528
           Weighted average interest rate:
               As of year end                                                      6.16 %                 5.15 %
               Paid during the year                                                5.92                   5.67

     The Bank has pledged U. S. Treasury securities with carrying values and approximate market values of $499,910 and $501,562, respectively at December 31, 1996 and $499,702 and $505,312, respectively at December 31, 1995, as collateral for these borrowings.

     The Bank initiated a new credit arrangement with a borrowing limit at December 31, 1996, of approximately $2,700,000 with the Federal Home Loan Bank of Cincinnati. This credit line is subject to annual renewal, incurs no service charges, and is secured by a blanket security agreement on outstanding residential mortgage loans. There were no outstanding borrowings on this line of credit during 1996.

9.   SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The outstanding balances and related information for securities sold under agreements to repurchase are summarized as follows:

                                                                    1996                         1995
                                                            ----------------------      -----------------------
Balance at year end                                       $             5,188,863     $              5,012,840
Average balance outstanding during the year                             4,737,068                    4,297,987
Maximum amount outstanding at any month end                             5,501,361                    5,873,050
Weighted average interest rate at year end                                   4.31 %                       4.51 %
Weighted average interest rate during the year                               4.32                         4.77

     The repurchase agreements typically represent overnight borrowing arrangements. The Bank has pledged U. S. Treasury securities with carrying values and approximate market values of $6,011,000 and $6,031,000, respectively at December 31, 1996 and $6,505,000 and $6,558,000, respectively at December 31, 1995, as collateral for these agreements.

10.  LONG-TERM BORROWINGS

     On November 8, 1994, the Company initiated a commercial installment loan with a correspondent bank for $640,000. The loan is secured by 140 shares of Bank stock, with interest at prime plus .4%. The loan is payable in semi-annual principal installments of $106,666, and quarterly interest payments through October 1, 1997. The loan agreement contains covenants requiring a minimum leverage capital ratio and earnings performance as well as maximum levels of long-term borrowings on a consolidated basis. Scheduled maturities for 1997 are $213,333.

11.  COMMITMENTS

     In the normal course of business, there are various outstanding commitments which are not reflected in the accompanying consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These commitments were comprised of the following at December 31:

                                                                         1996                        1995
                                                                 ----------------------      ----------------------
      Commitments to extend credit                             $             9,551,389     $            10,040,521
      Standby letters of credit                                                137,185                     119,000
                                                                 ----------------------      ----------------------

                     Total                                     $             9,688,574     $            10,159,521
                                                                 ======================      ======================

     The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. Management minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements, as deemed necessary.

     Commitments to extend credit are comprised primarily of available commercial and personal lines of credit, and unfunded loans granted. The terms of the credit lines are typically for a one year period, with an annual renewal option subject to prior approval by management. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding in compliance with lending policy guidelines. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses. Since many of the credit line commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

12.  INCOME TAXES

     The provision for income taxes consists of the following:

                                                                          1996                        1995
                                                                  ----------------------      ----------------------
       Currently payable                                        $               329,383     $               327,096
       Deferred                                                                 (1,440)                    (11,772)
                                                                  ---------------------      ----------------------

                      Total                                     $               327,943     $               315,324
                                                                  =====================      ======================

     The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at December 31 are as follows:

                                                                         1996                        1995
                                                                 ----------------------      ----------------------
      Deferred tax assets:
            Allowance for loan losses                          $               154,086     $               140,971
            Intangible asset amortization                                       11,017                           -
            Employee Benefits                                                   67,916                      60,205
            Other                                                                    -                       5,566
                                                                 ---------------------      ----------------------
               Gross deferred tax assets                                       233,019                     206,742
                                                                 ---------------------      ----------------------

      Deferred tax liabilities:
            Net unrealized gain on securities                                   36,624                      36,189
            Depreciation                                                        36,627                      31,029
            Deferred origination fees and costs                                 39,291                      21,684
            Other                                                                1,632                           -
                                                                 ---------------------      ----------------------
               Gross deferred tax liabilities                                  114,174                      88,902
                                                                 ---------------------      ----------------------

               Net deferred tax assets                         $               118,845     $               117,840
                                                                 =====================      ======================

     No valuation allowance was established at December 31, 1996 and 1995 in view of the Company's ability to carryback to taxes paid in previous years, coupled with anticipated future taxable income as evidenced by the Company's earnings potential and the deferred tax liability amounts at each year end.

12.  INCOME TAXES (INCOME TAXES)

     The following is a reconciliation between the actual expense for income taxes and the amount of income taxes which would have been provided at the federal statutory rate.

                                                       1996                                       1995
                                       --------------------------------------      -----------------------------------
                                                                   % of                                     % of
                                                                  Pretax                                   Pretax
                                            Amount                Income                Amount             Income
                                       -----------------      ---------------      -----------------   ---------------
Provision at statutory rate          $          443,936                 34.0   % $          417,360              34.0 %
Effect of tax exempt income                   (138,239)               (10.6)              (115,373)             (9.4)
Other                                            22,246                  1.7                 13,337               1.1
                                       ----------------      ---------------      -----------------   ---------------
Actual tax expense and
    effective rate                   $          327,943                 25.1   % $          315,324              25.7 %
                                       ================      ===============      =================   ===============

13.  EMPLOYEE BENEFITS

     DEFINED BENEFIT PLAN

     The Bank sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. The plan calls for the benefits to be paid to eligible employees at retirement based primarily upon years of service with the Bank and compensation rates near retirement.

     The pension expense includes the following components:

                                                                         1996                        1995
                                                                 ----------------------      ----------------------
      Service cost of the current period                         $  42,432                           $ 29,437
      Interest cost on projected benefit obligation                 55,031                             52,291
      Return on plan assets                                        (53,164)                           (48,445)
      Net amortization and deferral                                 (3,277)                            (3,277)
                                                                 ---------                           --------

      Net periodic pension cost                                  $  41,022                           $ 30,006
                                                                 =========                           ========

     The actuarial present value of accumulated benefit obligations at December 31, 1996 and 1995 was $385,239 and $362,283, including vested benefit obligations of $379,452 and $353,273. The following table sets forth the funded status and amounts recognized in the balance sheet at December 31:

                                                                        1996                    1995
                                                                  ------------------      ------------------
      Plan assets at fair value                                     $  760,347                $  668,899
      Projected benefit obligation                                    (838,229)                 (758,368)
                                                                    -----------               -----------
      Funded status                                                    (77,882)                  (89,469)
      Unrecognized net (gain) loss from past experience
          different from that assumed                                  (51,756)                     4,130
      Unrecognized prior service cost                                  (35,297)                  (38,493)
      Unrecognized net transition asset                                   (568)                     (649)
                                                                    -----------               -----------

      Accrued pension cost                                          $  (165,503)              $  (124,481)
                                                                    ===========               ===========

     The plan assets are invested in equity, bond, and money market mutual funds.

     The weighted discount rate used to measure the projected benefit obligation is 7%, the long-term rate of return on assets is 8% and the rate of increase in future compensation levels is 6% for both 1996 and 1995.

     SAVINGS PLAN

     Effective January 1, 1996, the Bank established a Section 401(k) employee savings plan for substantially all employees and officers of the Bank. The Bank may make matching contributions as approved at the discretion of the Board of Directors. All employees who work over 1,000 hours per year are eligible to participate in the plan. Employee contributions are vested at all times; and Bank contributions are fully vested after five years. The Bank made contributions of $19,054 for the year ended December 31, 1996.

14.  REGULATORY MATTERS

     CASH AND DUE FROM BANKS

     The district Federal Reserve Bank requires the Bank to maintain certain average balances. As of December 31, 1996 and 1995, the Bank had required reserves of $769,000 and $576,000. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of vault cash and a depository balance maintained directly with the Federal Reserve Bank.

     LOANS

     Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specified obligations. Further, such secured loans are limited in amount to 10% of the Bank's capital and surplus.
     There were no such loans in 1996 or 1995.

     DIVIDENDS

     The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a state chartered member of the Federal Reserve Bank System. Prior approval of the Federal Reserve Board is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits, as defined for the year, combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Using this formula, the amount available for payment of dividends by the Bank in 1997, without approval of the Federal Reserve Board, will be limited to $1,209,000 plus net profits retained up to the date of the dividend declaration.

     CAPITAL REQUIREMENTS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet capital requirements can initiate certain mandatory, and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1996 and 1995, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company and the Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios at least 100 to 200 basis points above those ratios set forth in the table. There have been no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

                                                                              1996
                                        ---------------------------------------------------------------------------------
                                                                                            For Minimum Capital
                                                       Actual                                Adequacy Purposes
                                        -------------------------------------      --------------------------------------

                                            Amount                Ratio                Amount                 Ratio
                                        ----------------      ---------------      ----------------      ----------------
Total Capital
(To Risk Weighted Assets)
       Consolidated                 $         9,024,055                 12.2   % $       5,935,760                   8.0  %
       Bank                                   9,216,525                 12.4             5,935,760                   8.0

Tier I Capital
(To Risk Weighted Assets)

       Consolidated                 $         8,407,434                 11.3   % $       2,967,880                   4.0  %
       Bank                                   8,599,904                 11.6             2,967,880                   4.0

Tier I Capital
(To Average Assets)

       Consolidated                 $         8,407,434                  6.5   % $       5,169,029                   4.0  %
       Bank                                   8,599,904                  6.7             5,169,029                   4.0


                                                                           1995
                                       ------------------------------------------------------------------------------
                                                                                       For Minimum Capital
                                                    Actual                              Adequacy Purposes
                                       ---------------------------------      ---------------------------------------

                                           Amount              Ratio               Amount              Ratio
                                       ---------------      ------------      -----------------      -----------
Total Capital
(To Risk Weighted Assets)

       Consolidated                $        9,766,414              16.5   % $        4,725,520              8.0  %
       Bank                                10,158,545              17.2              4,725,520              8.0

Tier I Capital
(To Risk Weighted Assets)

       Consolidated                $        9,188,368              15.6   % $        2,362,760              4.0  %
       Bank                                 9,580,499              16.2              2,362,760              4.0

Tier I Capital
(To Average Assets)

       Consolidated                $        9,188,368               9.2   % $        3,997,600              4.0  %
       Bank                                 9,580,499               9.6              3,997,600              4.0


15.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The estimated fair values at December 31 of the Company's financial instruments are as follows:

                                                          1996                                       1995
                                          --------------------------------------     --------------------------------------
                                              Carrying               Fair                Carrying               Fair
                                               Value                Value                 Value                Value
                                          -----------------    -----------------     -----------------    -----------------
Financial assets:
       Cash and due from banks
          and federal funds sold        $        5,840,547   $        5,840,547    $        8,154,307   $        8,154,307
       Investment securities                    50,934,752           51,002,956            31,979,478           32,168,513
       Net loans                                69,578,462           69,677,000            58,304,866           59,206,000
       Accrued interest receivable                 996,548              996,548               649,443              649,443
                                          ----------------    -----------------     -----------------    -----------------

                                        $      127,350,309   $      127,517,051    $       99,088,094   $      100,178,263
                                          ================    =================     =================    =================

Financial liabilities:
       Deposits                         $      114,952,721   $      115,217,000    $       85,960,194   $       86,351,000
       Securities sold under
           agreements to repurchase              5,188,863            5,188,863             5,012,840            5,012,840
       Short-term borrowings                       341,542              341,542                14,818               14,818
       Long-term borrowings                        213,333              214,101               426,667              430,000
       Accrued interest payable                    440,928              440,928               392,902              392,902
                                          ----------------    -----------------     -----------------    -----------------
                                        $      121,137,387   $      121,402,434    $       91,807,421   $       92,201,560
                                          ================    =================     =================    =================

     Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

     Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

     If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses and other factors, as determined through various option pricing formulas or simulation modeling. Since many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

     As certain assets and liabilities such as intangible assets, deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

     The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available, based upon the following assumptions:

     CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD, ACCRUED INTEREST RECEIVABLE, SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE, SHORT-TERM BORROWINGS AND ACCRUED INTEREST PAYABLE

     The fair value is equal to the current carrying value.

     INVESTMENT SECURITIES

     The fair value of securities held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

     The fair value of securities available for sale is equal to the current carrying value.

     LOANS, DEPOSITS AND LONG-TERM BORROWINGS

     The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair value for time deposits and long-term borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes with similar remaining maturities.

     COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

     These financial instruments are generally, not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 11.

16.  PARENT COMPANY

                                         CONDENSED BALANCE SHEET

                                                                                  December 31,
                                                                        1996                        1995
                                                               -----------------------     -----------------------
ASSETS
       Cash on deposit in subsidiary bank                    $                 10,645    $                 17,121
       Investment in subsidiary                                            10,295,285                   9,650,749
       Other assets                                                            10,217                      17,415
                                                               ----------------------     -----------------------

       Total assets                                          $             10,316,147    $              9,685,285
                                                               ======================     =======================

LIABILITIES
       Long-term borrowings                                  $                213,333    $                426,667
STOCKHOLDERS' EQUITY                                                       10,102,814                   9,258,618
                                                               ----------------------     -----------------------

       Total liabilities and stockholders' equity            $             10,316,147    $              9,685,285
                                                               ======================     =======================


                                          CONDENSED STATEMENT OF INCOME

                                                                            Year Ended December 31,
                                                                        1996                        1995
                                                               -----------------------     -----------------------
INCOME
       Dividends from subsidiary bank                        $                348,160    $                386,214
                                                               ----------------------     -----------------------
EXPENSES
       Interest expense on long-term borrowings                                28,100                      49,680
       Other                                                                    1,950                       1,400
                                                               ----------------------     -----------------------
             Total expenses                                                    30,050                      51,080
                                                               ----------------------     -----------------------

Income before income taxes                                                    318,110                     335,134
Income tax benefit                                                           (10,170)                    (17,415)
                                                               ----------------------     -----------------------
Income before equity in undistributed                                         328,280                     352,549
net earnings of subsidiary

Equity in undistributed net earnings of subsidiary                            649,472                     559,799
                                                               ----------------------     -----------------------

NET INCOME                                                   $                977,752    $                912,348
                                                               ======================     =======================

                      CONDENSED STATEMENT OF CASH FLOWS

                                                                               Year Ended December 31,
                                                                          1996                        1995
                                                                  ----------------------      ----------------------
OPERATING ACTIVITIES
       Net income                                               $               977,752     $               912,348
       Adjustments to reconcile net income to net
        cash provided by operating activities:
            Undistributed net earnings of subsidiary                          (649,472)                   (559,799)
            Other, net                                                           12,978                    (13,911)
                                                                  ---------------------      ----------------------
                 Net cash provided by operating activities                      341,258                     338,638
                                                                  ---------------------      ----------------------

FINANCING ACTIVITIES
       Repayments of long-term borrowings                                     (213,334)                   (213,333)
       Cash dividends paid                                                    (134,400)                   (123,200)
                                                                  ---------------------      ----------------------
                 Net cash used for financing activities                       (347,734)                   (336,533)
                                                                  ---------------------      ----------------------

       Increase (decrease) in cash                                              (6,476)                       2,105

CASH AT BEGINNING OF YEAR                                                        17,121                      15,016
                                                                  ---------------------      ----------------------

CASH AT END OF YEAR                                             $                10,645     $                17,121
                                                                  =====================      ======================

 17. SUBSEQUENT EVENTS

     STOCK SPLIT

     The Board of Directors approved, effective April 7, 1997, a two for one stock split of the Company's common stock and the reduction of the stated value per share from $2.50 to $1.25 per share. All references in theaccompanying financial statements to the number of common shares and the per share amounts have been restated to reflect the stock split.

     MERGER AGREEMENT

     On October 13, 1997, the Board of Directors entered into a Merger Agreement whereby the Company shall be merged into Wayne Bancorp, Inc. (Wayne), an Ohio corporation headquartered in Wooster, Ohio. Under the terms of the Agreement, all outstanding shares of the Company shall be converted by operation of law without any action by the holder thereof and shall be exchanged for such number of shares of Wayne common stock equal to three hundred fifty percent of the "Adjusted Book Value," as defined in the Agreement, of a share of the Company's common stock divided by the "Market Value," as also defined in the Agreement of Wayne common stock, subject to the terms, conditions, and limitations set forth in the Agreement.

     Completion of the merger is subject to approval by various regulatory agencies and the stockholders of the Company and Wayne.

                       CHIPPEWA VALLEY BANCSHARES, INC.
                          CONSOLIDATED BALANCE SHEET
                                 (Unaudited)

                                                                 September 30,                December 31,
                                                                      1997                        1996
                                                             -----------------------      ---------------------
ASSETS
Cash and due from banks                                    $              5,750,579     $            5,840,547
Federal funds sold                                                        1,220,000                          -
Investment securities:
     Available for sale                                                  25,604,211                 29,171,332
     Held to maturity (approximate market value of
              $21,174,376 and $21,831,624)                               20,944,262                 21,763,420
Loans                                                                    78,917,167                 70,195,083
              Allowance for loan losses                                     696,695                    616,621
                                                             ----------------------      ---------------------
                  Net loans                                              78,220,472                 69,578,462
Premises and equipment                                                    2,298,331                  2,341,802
Intangible assets                                                         1,504,656                  1,624,284
Accrued interest and other assets                                         1,396,926                  1,278,088
                                                             ----------------------      ---------------------

              TOTAL ASSETS                                 $            136,939,437     $          131,597,935
                                                             ======================      =====================

LIABILITIES
Deposits:
              Noninterest-bearing demand                   $             11,960,310     $           12,493,907
              Interest-bearing demand                                    14,188,928                 14,748,319
              Savings                                                    32,888,042                 31,968,696
              Money market                                                4,945,737                  6,671,868
              Time                                                       53,665,163                 49,069,931
                                                             ----------------------      ---------------------
                  Total deposits                                        117,648,180                114,952,721
Securities sold under agreements to repurchase                            6,942,255                  5,188,863
Short-term borrowings                                                       470,097                    341,542
Long-term borrowings                                                              -                    213,333
Accrued interest and other liabilities                                      823,710                    798,662
                                                             ----------------------      ---------------------
              TOTAL LIABILITIES                                         125,884,242                121,495,121
                                                             ----------------------      ---------------------

STOCKHOLDERS' EQUITY
Common stock, stated value $1.25; 500,000 shares
     authorized, 448,000 and 480,000 issued                                 560,000                    600,000
Surplus                                                                      87,040                    700,000
Retained earnings                                                        10,306,837                  9,384,680
Net unrealized gain on securities                                           101,318                     71,094
Treasury Stock, at cost (32,000 shares)                                           -                  (652,960)
                                                             ----------------------      ---------------------
              TOTAL STOCKHOLDERS' EQUITY                                 11,055,195                 10,102,814
                                                             ----------------------      ---------------------

                   TOTAL LIABILITIES AND
                   STOCKHOLDERS' EQUITY                    $            136,939,437     $          131,597,935
                                                             ======================      =====================

See accompanying notes to the consolidated financial statements.

                       CHIPPEWA VALLEY BANCSHARES, INC.
                       CONSOLIDATED STATEMENT OF INCOME
                                 (Unaudited)


                                                    Three Months Ended                      Nine Months Ended
                                                       September 30,                          September 30,
                                               1997                1996                1997                  1996
                                          ---------------     ---------------     ----------------      ----------------
INTEREST INCOME
   Loans, including fees              $        1,737,596    $      1,475,439    $       5,020,156     $       4,232,528
   Federal funds sold                             39,808               9,054               54,900               133,897
   Investment securities:
       Taxable                                   615,763             708,291            1,895,136             1,807,065
       Exempt from federal income tax             94,025              97,763              283,405               282,271
                                          --------------     ---------------     ----------------      ----------------
          Total interest income                2,487,192           2,290,547            7,253,597             6,455,761
                                          --------------     ---------------     ----------------      ----------------


INTEREST EXPENSE
   Deposits                                    1,151,039           1,072,961            3,290,385             2,978,366
   Securities sold under agreements to
     repurchase                                   45,536              49,921              160,018               144,831
   Short-term borrowings                          15,221              10,179               19,749                15,347
   Long-term borrowings                                -               7,053                4,609                23,424
                                          --------------     ---------------     ----------------      ----------------
          Total interest expense               1,211,796           1,140,114            3,474,761             3,161,968
                                          --------------     ---------------     ----------------      ----------------

NET INTEREST INCOME                            1,275,396           1,150,433            3,778,836             3,293,793

Provision for loan losses                         31,500              30,000               94,500                90,000
                                          --------------     ---------------     ----------------      ----------------

NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                   1,243,896           1,120,433            3,684,336             3,203,793
                                          --------------     ---------------     ----------------      ----------------
NONINTEREST INCOME
   Service charges on deposit accounts           103,326             102,471              300,621               288,271
   Other service charges and fees                 42,131              33,793              138,896               101,954
   Securities losses, net                              -             (1,957)              (1,699)               (1,957)
   Other                                          21,750               6,147               55,774                28,502
                                          --------------     ---------------     ----------------      ----------------
          Total noninterest income               167,207             140,454              493,592               416,770
                                          --------------     ---------------     ----------------      ----------------

NONINTEREST EXPENSE
   Salaries and employee benefits                495,355             456,556            1,422,788             1,334,426
   Occupancy                                      65,364              65,177              206,892               174,467
   Furniture and equipment                        76,505              80,654              231,205               219,442
   Federal deposit insurance premiums              3,500                 500               10,237                 1,500
   State franchise tax                            38,607              35,531              116,607               110,423
   Intangible asset amortization                  39,876             124,496              119,628               164,340
   Other                                         239,668             151,473              694,734               620,019
                                          --------------     ---------------     ----------------      ----------------
          Total noninterest expense              958,875             914,387            2,802,091             2,624,617
                                          --------------     ---------------     ----------------      ----------------

Income before income taxes                       452,228             346,500            1,375,837               995,946
Income taxes                                     124,738              90,680              382,000               260,749
                                          --------------     ---------------     ----------------      ----------------

NET INCOME                              $        327,490    $        255,820    $         993,837     $         735,197
                                          ==============     ===============     ================      ================

EARNINGS PER SHARE                      $           0.73    $           0.57    $            2.22     $            1.64

AVERAGE SHARES OUTSTANDING                       448,000             448,000              448,000               448,000


See accompanying notes to the consolidated financial statements.

                        CHIPPEWA VALLEY BANCSHARES, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (Unaudited)

                                                                             Net
                                                                          Unrealized                           Total
                                 Common                   Retained        Gain (Loss)         Treasury      Stockholders'
                                  Stock       Surplus     Earnings       on Securities          Stock          Equity
                                ---------    ---------   -----------    --------------      -----------     ------------
Balance,                        $ 600,000    $ 700,000   $ 7,752,180    $  (136,240)        $ (652,960)     $  8,262,980
December 31,
1994

Net                                                          912,348                                             912,348
income
Dividends ($.28                                             (123,200)                                           (123,200)
per share)
Net unrealized
gain on                                                                     206,490                              206,490
securities
                                ---------    ---------   -----------    -----------         ----------      ------------

Balance,                          600,000      700,000     8,541,328         70,250           (652,960)        9,258,618
December 31,
1995

Net                                                          977,752                                             977,752
income
Dividends ($.30                                             (134,400)                                           (134,400)
per share)
Net unrealized
gain on                                                                         844                                  844
securities
                                ---------    ---------   -----------    -----------         ----------      ------------

Balance,                          600,000      700,000     9,384,680         71,094           (652,960)       10,102,814
December 31,
1996

Net                                                          993,837                                             993,837
income
Dividends ($.16                                              (71,680)                                            (71,680)
per share)
Retirement of                                                                                                          -
treasury shares                   (40,000)    (612,960)                                        652,960
Net unrealized
gain on                                                                      30,224                               30,224
securities
                                ---------    ---------   -----------    -----------         ----------      ------------


Balance,
September 30,                   $ 560,000    $  87,040   $10,306,837    $   101,318         $        -      $ 11,055,195
1997
                                =========    =========   ===========    ===========         ==========      ============

See accompanying notes to the consolidated financial statements.

                       CHIPPEWA VALLEY BANCSHARES, INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (Unaudited)

                                                                                        Nine Months Ended
                                                                                                  September 30,
                                                                                    1997              1996
                                                                                ------------     --------------
OPERATING ACTIVITIES
  Net income                                                                    $    993,837     $      735,197
  Adjustments to reconcile net income to net cash
         provided by operating activities:
         Provision for loan losses                                                    94,500             90,000
         Depreciation, amortization, and accretion, net                              443,101            417,453
         Securities losses, net                                                        1,699              1,957
         Increase in accrued interest receivable                                   (140,648)          (533,875)
         Increase (decrease) in accrued interest payable                           (103,002)            129,022
         Other, net                                                                  134,290             10,802
                                                                                ------------     --------------
              Net cash provided by operating activities                            1,423,777            850,556
                                                                                ------------     --------------

INVESTING ACTIVITIES
  Investment securities available for sale:
         Proceeds from the sale of securities                                        985,489            495,817
         Proceeds from maturities and repayments of securities                     9,536,141          3,858,481
         Purchases of securities                                                 (6,924,634)       (21,578,536)
  Investment securities held to maturity:
         Proceeds from maturities and repayments of securities                     2,861,713          8,789,600
         Purchases of securities                                                 (2,125,715)       (12,339,907)
  Net increase in loans                                                          (8,751,832)        (7,044,785)
  Purchases of premises and equipment                                              (167,300)          (296,855)
  Branch office acquisitions:
         Purchase of loans                                                                 -        (1,383,885)
         Purchase of premises and equipment                                                -          (313,591)
         Net deposit proceeds                                                              -         22,947,060
                                                                                ------------     --------------
                   Net cash used for investing activities                        (4,586,138)        (6,866,601)
                                                                                ------------     --------------

FINANCING ACTIVITIES
  Net decrease in deposits                                                         2,695,459          2,698,456
  Net increase (decrease) in securities sold under agreements to repurchase        1,753,392          (191,755)
  Net increase in short-term borrowings                                              128,555            421,054
  Repayment of long-term borrowings                                                (213,333)          (213,334)
  Cash dividends                                                                    (71,680)           (64,960)
                                                                                ------------     --------------
         Net cash provided by  financing activities                                4,292,393          2,649,461
                                                                                ------------     --------------

         Increase (decrease) in cash and cash equivalents                          1,130,032        (3,366,584)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                   5,840,547          8,154,307
                                                                                ------------     --------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                      $  6,970,579     $     4,787,723
                                                                                ============     ===============

See accompanying notes to the consolidated financial statements.

                       CHIPPEWA VALLEY BANCSHARES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (UNAUDITED)


1.   GENERAL

     The accounting and financial reporting policies of Chippewa Valley Bancshares, Inc. and its wholly-owned subsidiary, Chippewa Valley Bank ("Bank"), conform to generally accepted accounting principles and to general practice within the banking industry. In the opinion of management, the accompanying unaudited consolidated financial statements of Chippewa Valley Bancshares, Inc. ("Company") contain all adjustments, consisting of only normal and recurring adjustments, necessary for the fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

2.   SUBSEQUENT EVENT

     MERGER AGREEMENT

     On October 13, 1997, the Board of Directors entered into a Merger Agreement whereby the Company shall be merged into Wayne Bancorp, Inc. (Wayne), an Ohio corporation headquartered in Wooster, Ohio. Under the terms of the Agreement, all outstanding shares of the Company shall be converted by operation of law without any action by the holder thereof and shall be exchanged for such number of shares of Wayne common stock equal to three hundred fifty percent of the "Adjusted Book Value," as defined in the Agreement, of a share of the Company's stock divided by the "Market Value," as also defined in the Agreement of Wayne common stock, subject to the terms, conditions, and limitations set forth in the Agreement.

     Completion of the merger is subject to approval by various regulatory agencies and the stockholders of the Company and Wayne.

                                   APPENDIX A

                                MERGER AGREEMENT

                                MERGER AGREEMENT

         This Merger Agreement ("Agreement") is entered into as of this 13th day of October, 1997, by and between Wayne Bancorp, Inc. (hereinafter called "Wayne") and Chippewa Valley Bancshares, Inc.
(hereinafter called "CVB").

                                    RECITALS

         A. Wayne is a corporation duly organized under the laws of the State of Ohio. Its principal office is located at 112 W. Liberty Street, Wooster, Ohio 44691. As of the date hereof, Wayne had authorized capital stock consisting of 5,400,000 shares of common stock without par value ("Wayne Common Stock") of which a total of 3,935,512 shares were issued and outstanding and 380 shares were held as treasury shares. Wayne owns all of the outstanding capital stock of The Wayne County National Bank ("Wayne Bank"), a national banking association organized under the laws of the United States of America.

         B. CVB is a corporation duly organized under the laws of the State of Ohio. Its principal office is located at 20 South Main Street, Rittman, Ohio 44270. As of the date hereof, CVB had authorized capital stock consisting of 500,000 shares of common stock without par value ("CVB Common Stock"), of which 448,000 shares were issued and outstanding and no shares were held as treasury shares. CVB owns all of the outstanding capital stock of The Chippewa Valley Bank (hereinafter referred to as the "Chippewa Bank"), a banking corporation organized under the laws of the State of Ohio.

         C. At least a majority of the entire Board of Directors of Wayne and at least a majority of the entire Board of Directors of CVB, respectively, have approved the entering into of this Merger Agreement and have authorized the execution and delivery of this Merger Agreement. From and after the time the merger of CVB into Wayne shall become effective, the "Merger" as defined in
Section 1 of this Merger Agreement, and as and when required by this Merger Agreement, Wayne will issue shares of Wayne Common Stock in exchange for all of the issued and outstanding shares of CVB Common Stock in accordance with the provisions hereinafter set forth. It is understood by each of the parties hereto that Wayne seeks to acquire CVB and all of the operating assets of CVB including the Chippewa Bank and the entities and assets which CVB and the Chippewa Bank may acquire prior to the time the Merger shall become effective, through the Merger of CVB with and into Wayne under the charter of Wayne and Chippewa Bank will, immediately after the effective date of the Merger, remain an independent operating subsidiary of Wayne. The parties will exert their best efforts to obtain such regulatory approvals and to complete such other actions as are necessary or appropriate to effect the Merger.

                                    AGREEMENT

In consideration of mutual covenants and premises herein contained, Wayne and CVB hereby make this Merger Agreement and prescribe the terms and conditions of the Merger and the mode of carrying the Merger into effect as follows:

1. Merger. Subject to the terms and conditions hereinafter set forth, CVB shall be merged with and into Wayne under the Articles of Incorporation of Wayne pursuant to and in accordance with the applicable provisions of the laws of the State of Ohio ("Merger").

2. Name. The name of the surviving corporation (hereinafter called the "Surviving Corporation" whenever reference is made to it as of the time the Merger shall become effective, as hereinafter provided, or thereafter) shall be "Wayne Bancorp, Inc."

3. Business. The business of Wayne as the Surviving Corporation shall be that of a bank holding company. The Surviving Corporation shall exist by virtue of, and be governed by the laws of the State of Ohio and shall have its principal office in Ohio at 112 W. Liberty Street, Wooster, Ohio 44691.

4. Effective Time of Merger: Articles of Merger. The Merger shall become effective upon the date of the filing of the appropriate Certificate of Merger with the Ohio Secretary of State (the "time the Merger shall become effective") in accordance with applicable provisions of the laws of the State of Ohio.

         The Articles of Incorporation of Wayne in effect immediately prior to the time the Merger shall become effective, shall be the Articles of Incorporation of the Surviving Corporation, and the Code of Regulations of Wayne in effect immediately prior to the time the Merger shall become effective, shall be the Code of Regulations of the Surviving Corporation.

5. Effect of Merger. At the time the Merger shall become effective, the separate corporate existence of CVB shall, in accordance with applicable provisions of the laws of the State of Ohio, be merged into and continued in Wayne as the Surviving Corporation, with the effect as provided by Section 1701.82 of the Ohio Revised Code.

6. Liabilities upon Merger. The Surviving Corporation shall be responsible for all of the liabilities and obligations of each of the corporations so merged in the same manner and to the same extent as if such single corporation had itself incurred the same or contracted therefor, all in the manner and as provided for by Sections 1701.82(A)(1),(2),(3),(4), and (5) of the Ohio Revised Code.

7.       Conversion of Shares.
         (a)   At the time the Merger shall become effective;

               (i) All of the outstanding shares of CVB Common Stock shall be converted by operation of law without any action by the holder thereof and shall be exchanged for such number of shares of Wayne Common Stock equal to three hundred fifty percent (350%) of the "Adjusted Book Value" (as defined below) of a share of CVB Common Stock divided by the "Market Value" ( as defined below ) of Wayne Common Stock which amount shall be herein referred to as the "Exchange Ratio." "Adjusted Book Value" shall mean the book value of a share of CVB Common Stock as of December 31, 1997, calculated in accordance with Generally Accepted Accounting Principles, as adjusted for: (1) the impact of FASB 115; and (2) increased by the net write-off of goodwill during the fourth quarter of 1997; and (3) increased by the net effect of increasing CVB's loan loss reserve in the amount of $500,000 during the fourth quarter of 1997. The "Market Value" shall represent the per share market value of the Wayne Bancorp Common Stock at the Effective Date and shall be determined by calculating the average of the closing bid and asked prices of the Common Stock of Wayne as reported by the NASDAQ on each of the ten (10) consecutive trading days ending on the trading day five calendar days preceding the Effective Date. Regardless of the Market Value, however, the maximum number of shares of Wayne Bancorp Common Stock to be issued in the Merger shall be 1,023,737 shares, and the minimum number of shares of Wayne Bancorp Common Stock to be issued in the Merger shall be 981,837, all of which calculations assume 448,000 shares of CVB Common Stock outstanding.

               (ii) The shares of Wayne Common Stock issued and outstanding immediately prior to the time the Merger shall become effective shall continue to be issued and outstanding shares of the Surviving Corporation.

               (iii)If prior to the Merger, shares of Wayne Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or there occurs a distribution of warrants or rights with respect to the Wayne Common Stock or a stock dividend, stock split or other general distribution of Wayne Common Stock is declared with a record date prior to the effective time of the Merger, then in any event the Exchange Ratio shall be appropriately adjusted.

         (b) No fractional shares of Wayne Common Stock will be issued by Wayne in connection with the Merger, but in lieu thereof, holders of CVB Common Stock shall, upon surrender of the certificate or certificates formerly representing such CVB Common Stock be paid cash without interest by Wayne for such fractional share(s). The cash paid for each fractional share shall be the same fraction of the average bid and asked closing price per share of Wayne Common Stock on the Closing Date.

         (c) As soon as practicable, but not later than ten (10) days after the time the Merger shall become effective, and subject to the provisions set forth above relating to the fractional shares, Wayne, or an Exchange Agent designated thereby and approved by CVB, will distribute to the former holders of CVB Common Stock in exchange for and upon surrender for cancellation by such holders of a certificate or certificates formerly representing shares of CVB Common Stock the certificate(s) for shares of Wayne Common Stock in accordance with the Exchange Ratio and any cash payment in lieu of fractional shares. Each certificate formerly representing CVB Common Stock (other than certificates representing shares of CVB Common Stock subject to the rights of dissenting shareholders) shall be deemed for all purposes to evidence the ownership of the number of whole shares of Wayne Common Stock and cash for fractional share interests in Wayne Common Stock into which such shares have been converted pursuant to the Exchange Ratio. Until surrender of the certificate or certificates formerly representing shares of CVB Common Stock, the holder thereof shall not be entitled to receive any dividend or other payment or distribution payable to holders of Wayne Common Stock. Upon such surrender (or in lieu of surrender other provisions reasonably satisfactory to Wayne as are made as set forth in the next following paragraph), there shall be paid to the person entitled thereto the aggregate amount of dividends or other payments or distributions (in each case without interest) which became payable after the time the Merger shall become effective on the whole shares of Wayne Common Stock represented by the certificates issued upon such surrender and exchange or in accordance with such other provisions, as the case may be. After the time the Merger shall become effective, the holders of certificates formerly representing shares of CVB Common Stock shall cease to have rights with respect to such shares (except such rights, if any, as a holder of certificates formerly representing shares of CVB Common Stock may have as dissenting shareholders pursuant to the Ohio General Corporation Law) and except as aforesaid, their sole rights shall be to exchange said certificates for certificates for shares of Wayne Common Stock in accordance with this Merger Agreement.

                  Certificates formerly representing shares of CVB Common Stock surrendered for cancellation by each shareholder entitled to exchange shares of CVB Common Stock for shares of Wayne Common Stock by reason of the Merger shall be accompanied by such appropriate instruments of transfer as Wayne may reasonably require, provided, however, that if there be delivered to Wayne by any person who is unable to produce any such certificate formerly representing shares of CVB Common Stock for transfer (i) evidence to the reasonable satisfaction of Wayne that any such certificate has been lost, wrongfully taken or destroyed, and (ii) such indemnity agreement and, at the discretion of Wayne, an indemnity bond, as reasonably may be requested by Wayne to save it harmless, and (iii) evidence to the reasonable satisfaction of Wayne that such person is the owner of the shares theretofore represented by each certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present each such certificate and to receive shares of Wayne Common Stock pursuant to this Merger Agreement, then Wayne, in the absence of actual notice to it that any shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such person the certificate(s) representing shares of Wayne Common Stock which such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed certificate representing shares of CVB Common Stock.

8. Board of Directors. The Board of Directors of Wayne as constituted at the time the Merger shall become effective shall serve as the Board of Directors of Wayne as the Surviving Corporation plus two additional members from CVB's board of directors to be named by Wayne.

9. Discussions with Others. On and after the date hereof, except with the written consent of Wayne, CVB shall not directly or indirectly solicit or encourage (nor shall CVB permit any of its officers, directors, employees or agents directly or indirectly to solicit or encourage), including by way of furnishing information, any inquiries or proposals for a merger, consolidation, share exchange or similar transaction involving CVB or Chippewa Bank or for the acquisition of the stock or all or substantially all of the assets or business of CVB or Chippewa Bank, or discuss with or enter into conversations with any person, other than CVB shareholders or employees, concerning any such merger, consolidation, share exchange, acquisition or other transaction, other than the proposed transaction with Wayne, provided, however, that CVB may communicate information about any such proposals or inquiries to its shareholders if and to the extent that it is required to do so in order to reasonably comply with its legal obligations. CVB will promptly notify Wayne orally (to be confirmed in writing as soon as practicable thereafter) of all of the relevant details relating to any inquiries or proposals that it may receive relating to any such matters, including actions it intends to take with respect to such matters. In order to induce Wayne to enter into this Agreement and incur the substantial expenses involved in effectuating the transactions contemplated herein, CVB agrees and does hereby promise to pay to Wayne the sum of One Million Five Hundred Thousand Dollars ($1,500,000), upon Wayne's demand therefor, in the event that the CVB shareholders fail to approve the proposed transaction with Wayne and CVB or its shareholders receive an offer from and negotiate with any party other than Wayne at any time within one (1) year of the date hereof concerning a merger, consolidation, purchase of substantially all of the CVB Common Stock, or similar transaction involving either CVB or Chippewa Bank or the sale of all or substantially all of the assets of CVB and/or Chippewa Bank.

10.      Undertakings of the Parties.  Wayne and CVB further agree as follows:

         (a) This Merger Agreement shall be submitted to the shareholders of CVB and Wayne for approval and adoption at separate meetings to be called and held in accordance with law and the Articles of Incorporation and Code of Regulations of CVB and Wayne.

         (b) Wayne and CVB will cooperate in the preparation by Wayne of the application to the Board of Governors of the Federal Reserve System (the "Board") under the appropriate provisions of Section 3 of the Bank Holding Company Act of 1956, as amended, and to any other state or federal regulatory agency which may be required to facilitate the Merger. Wayne will file such applications within seventy-five (75) days after the date of this Merger Agreement and shall forward a copy of such applications to CVB and its counsel upon filing. Wayne and CVB will cooperate in the preparation of proxy and registration statements under federal and state securities laws so as to facilitate the exchange of shares as contemplated by this Merger Agreement.

         (c) Each party will assume and pay all of its fees and expenses incurred by it incident to the negotiation, preparation and execution of this Agreement, obtaining of the requisite regulatory and shareholder consents and approvals and all other acts incidental to, contemplated by or in pursuance of this Agreement. Wayne shall promptly prepare and file at no expense to CVB: (i) any and all required regulatory applications necessary in connection with the transactions contemplated by this Agreement; and (ii) an S-4 Registration Statement to be filed with the Securities and Exchange Commission to register the shares of Wayne Common Stock to be issued in connection with the transactions contemplated by this Agreement. Such registration statement will not cover resales by any persons who may be considered "underwriters" under Rule 145(c) of the Securities Act of 1933, as amended (the "1933 Act"). Wayne will also take any action required to be taken under any applicable state securities or "Blue Sky" laws in connection with the Merger. Wayne will provide CVB and it counsel with a copy of the S-4 Registration Statement for review and comment prior to filing with the Securities and Exchange Commission.

         (d) All information furnished by one party to another party in connection with this Merger Agreement and the transactions contemplated hereby will be kept confidential by such other party and will be used only in connection with this Merger Agreement and the transactions contemplated hereby, except to the extent that such information: (i) is already known to such other party when received; (ii) thereafter becomes lawfully obtainable from other sources; or (iii) is required to be disclosed in any document filed with the Securities and Exchange Commission, the Board, or any other governmental agency or authority (except under a claim of confidentiality). In the event the Merger Agreement is terminated, all such information shall be promptly returned by each party to the other party or be destroyed.

         (e) After: (i) receipt of the Federal Reserve Board's prior approval of Wayne's acquisition of CVB; (ii) the approval of the shareholders of CVB and Wayne as provided in Section 10(a) has occurred; and (iii) all other regulatory approvals have been obtained and the regulatory waiting period(s) have expired, Wayne shall designate the date as of which Wayne desires the Merger to become effective and shall file the appropriate Certificate of Merger with the Ohio Secretary of State in accordance herewith and the time the Merger shall become effective shall occur at the time and on the date so designated, consistent with the terms of Section 4 hereof. However, any date so specified shall not be later than either
                  (a) the first day of the month immediately following the month in which the last of the events described above (i-iii) occurs if said event occurs before the sixteenth day of such month or
                  (b) the first day of the second month immediately following such month if the last of the events described above occurs after the sixteenth day of such month. Notwithstanding the foregoing, in no event shall the Merger become effective before March 31, 1998.

         (f) Subject to the terms and conditions of this Merger Agreement, Wayne and CVB each agree that, subject to applicable laws and to the fiduciary duties of its Directors, each will promptly take or cause to be taken all action, and promptly do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and other transactions contemplated by this Merger Agreement.

         (g) Wayne undertakes to cause, immediately after the effective date of the Merger, the election as Directors of Chippewa Bank, all those persons serving as Directors immediately prior to the effective time of the Merger together with two additional persons to be selected by Wayne.

         (h) Wayne and its Board of Directors undertake to appoint, immediately after the effective date of the Merger, Philip S. Swope, currently the President of Chippewa, as the President of Wayne. David L. Christopher, currently the Chairman, President and CEO of Wayne shall continue as Chairman and CEO of Wayne after the Merger and the appointment of Mr. Swope as President of Wayne. Mr. Swope also shall continue to be President of Chippewa Bank after the effective date of the Merger. Notwithstanding the foregoing, Mr. Swope shall continue to be an employee "at will" and his appointment to the offices set forth above will not effect the ability of the Board of Directors of Wayne to terminate Mr. Swope or otherwise appoint him to another position within Wayne or Chippewa Bank at some point in time after the effective date of the Closing.

         (i) Wayne, CVB, and their respective Directors and Executive Officers shall not cause any trades, transfers or other transactions in Wayne Common Stock during the 20 business days immediately preceding the effective date of the Merger.

11. Dissenting Shareholders. Holders of CVB Common Stock shall have the rights accorded to dissenting shareholders under Section 1701.85 of the Ohio Code, as amended.

12. Representations and Warranties of Wayne. Wayne represents and warrants to CVB as follows:

          (a) Wayne is a corporation duly organized and validly existing under the laws of the State of Ohio, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business and is in good standing in the State of Ohio, together with all other jurisdictions where it is both required to so qualify and the failure to so qualify would have material and adverse consequences to Wayne. Wayne has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it. As of the date of this Agreement, the authorized capital stock of Wayne consisted of 5,400,000 shares of common stock without par value of which a total of 3,935,512 shares were issued and outstanding and 380 shares were held as treasury shares. All of said shares of capital stock are fully paid and nonassessable and are not issued in violation of the preemptive rights of any shareholder. Wayne owns all of the outstanding capital stock of Wayne Bank. There are no outstanding options, warrants or commitments of any kind relating to the issue or sale of Wayne's capital stock.

                  The corporate minute books of Wayne which will be made available to CVB contain, in all material respects, records of all meetings and other corporate actions of Wayne's shareholders, directors and committees of directors. Wayne will deliver to CVB copies of the Articles of Incorporation and Code of Regulations of Wayne, including all amendments thereto. Wayne Bank is a national banking association duly organized and validly existing under the laws of the United States and has the full power and authority, corporate or otherwise, to own its property and to carry on its business activities as such activities are presently conducted.

          (b) Wayne has furnished to CVB and its counsel copies of the following financial statements relating to Wayne and its consolidated subsidiaries: (i) the audited Consolidated Balance Sheet of Wayne as of December 31, 1996 and 1995 and the Consolidated Statements of Income, Shareholders' Equity and Statements of Cash Flows for the years then ended, together with the notes and report of Crowe, Chizek & Company LLP thereto. Each of the aforementioned financial statements is true and correct in all material respects and together present fairly the consolidated financial position and results of operations of Wayne as of the dates and for the periods therein set forth in conformity with generally accepted accounting principles ("GAAP"). Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since December 31, 1996, there has not been any material adverse change in the financial condition, results of operations, business or prospects of Wayne and its subsidiaries on a consolidated basis.

          (c) The Board of Directors of Wayne has authorized execution of this Merger Agreement and approved the merger of CVB and Wayne as contemplated by said Merger Agreement. Wayne, subject to approval of its shareholders, has all requisite power and authority to enter into this Merger Agreement and Wayne has the authority to consummate the transactions contemplated hereby. This Merger Agreement constitutes the valid and legally binding obligation of Wayne and this Merger Agreement and the consummation hereof has been duly authorized and approved on behalf of Wayne by all requisite corporate action. Provided the required approvals are obtained from the Federal Reserve Board and any other necessary regulatory agencies, and the shareholders of Wayne, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which Wayne may be subject, any contract, agreement or instrument to which Wayne is a party or by which Wayne is bound or committed, or the Articles of Incorporation or Code of Regulations of Wayne or the Articles of Association or Bylaws of Wayne Bank, or constitute an event which, including with the lapse of time or action by a third party, could, to the best of Wayne's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of Wayne or any of its subsidiaries or upon any of the stock of Wayne or any of its subsidiaries, except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either
                  (i) will be cured or waived prior to the time the Merger becomes effective, or (ii) if not so cured or waived would not, in the aggregate, have any material adverse effect on the financial condition, results of operations or business of Wayne on a consolidated basis.

          (d) There is no litigation, action, suit, investigation or proceeding pending or, to the best of the knowledge after due inquiry of Wayne and its executive officers, threatened, against Wayne or its subsidiaries or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving a material amount which, if resolved adversely to the interest of Wayne or its subsidiaries, would materially affect the financial condition or operations of Wayne or its subsidiaries on a consolidated basis and/or Wayne's ability to perform under this Merger Agreement, and to the best of the knowledge and belief after due inquiry of Wayne and its executive officers, no one has asserted and no one has reasonable or valid grounds on which it reasonably can be expected that anyone will assert any such claims against Wayne or its subsidiaries based upon the wrongful action or inaction of Wayne or its subsidiaries or any of their respective officers, directors or employees.

          (e) At the time the Merger shall become effective and on such subsequent date when the former shareholders of CVB surrender their CVB share certificates for cancellation, the shares of Wayne Common Stock to be received therefore will have been duly authorized and validly issued by Wayne and will be fully paid and nonassessable and be issued free of preemptive rights.

         (f) Wayne has timely filed all reports and registration statements (collectively, "SEC Documents") required to be filed by it pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and such SEC Documents complied in all material respects with the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable rules and regulations promulgated thereunder (the "SEC Laws"). Wayne has delivered to CVB copies of the Annual Report on Form 10-K filed with the Securities and Exchange Commission by Wayne for its fiscal year ended December 31, 1996, including exhibits and all documents incorporated by reference therein, and the proxy materials disseminated by Wayne to its shareholders in connection with the 1997 Annual Meeting of Shareholders of Wayne. Promptly upon the execution of this Agreement, Wayne will deliver to representatives of CVB its Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission for the quarters ended March 31, June 30, and September 30, 1997. Such Annual and Quarterly Reports and proxy materials and the SEC Documents do not misstate a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

         (g) Since December 31, 1996: (i) each of Wayne and its subsidiaries has conducted business in the ordinary course, and has preserved its corporate existence, business and goodwill intact; (ii) there has been no material adverse change in the assets, liabilities, business or operations of Wayne or its subsidiaries; and (iii) there has been no damage, destruction, loss, or which in the aggregate has had or might reasonably be expected to have a material adverse effect on the business or operations of Wayne or any of its subsidiaries.

         (h) To the best of the knowledge after due inquiry of Wayne and its executive officers, Wayne and Wayne Bank have complied with all laws, regulations and orders applicable to Wayne and Wayne Bank and to the conduct of their businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of banking activities except for possible technical violations which together with any penalty which results therefrom do not or will not have a material adverse effect on the financial condition, results of operations or business of Wayne and Wayne Bank on a consolidated basis. Neither Wayne nor Wayne Bank are in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of Wayne's knowledge after due inquiry, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, where the default(s) could reasonably be expected to have a material adverse effect on the financial conditions, results of operations or business of Wayne and Wayne Bank on a consolidated basis.

         (i) Wayne has duly and timely filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by Wayne up to the date hereof. To the best of the knowledge and belief of Wayne all such returns are true and correct in all material respects, and Wayne has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed (other than those claims being contested in good faith) to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis for any additional claim or assessment which might materially and adversely affect Wayne or Wayne Bank, and for which an adequate reserve has not been established. To the best of its knowledge and belief, Wayne has paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief Wayne has, or at the time the Merger shall become effective will have, no material liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of Wayne as of the time the Merger shall become effective.

         (j) The deposits of Wayne Bank are insured by the Federal Deposit Insurance Corporation and Wayne Bank has paid all premiums and assessments with respect to such deposit insurance.

         (k) Wayne has no knowledge of any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos (except as previously disclosed to CVB in a letter of even date herewith), PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) the premises of Wayne or Wayne Bank or any other real property owned or leased by Wayne or Wayne Bank, or into any water systems on or below the surface of Wayne or Wayne Bank premises or any other real property owned or leased by Wayne or Wayne Bank in violation of any law, regulation or requirement or in any manner which could result in a material adverse impact on the value of the premises or property or present a threat to human health or the environment. As used in this Merger Agreement, the terms "hazardous substance," "hazardous waste, "pollutant" and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, state or local statute or regulation.

         (l) Wayne and Wayne Bank have in effect insurance coverage with reputable insurers, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size and operation to Wayne or Wayne Bank.

13. Representations and Warranties of CVB. CVB represents and warrants to Wayne as follows:

         (a) CVB is a corporation duly organized and validly existing under the laws of the State of Ohio, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. CVB has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required which, if not obtained or possessed, would have a materially adverse effect on the business and operations of CVB) to engage in the businesses and activities now conducted by it. As of the date of this Merger Agreement, the authorized capital stock of CVB consists of 500,000 shares of common stock without par value, of which a total of 448,000 shares are issued and outstanding and no shares are held as treasury shares. All of said shares of capital stock are fully paid and nonassessable and were not issued in violation of the preemptive rights of any shareholder. There are no outstanding options, warrants or commitments of any kind relating to CVB's authorized but unissued capital stock except as disclosed in the letter to Wayne of even date herewith.

         (b) CVB has furnished to Wayne copies of the following financial statements relating to CVB and its consolidated subsidiaries:
                  (i) the audited Consolidated Balance Sheets of CVB as of December 31, 1996 and 1995 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Statements of Cash Flows for the years then ended, together with the notes and report of S. R. Snodgrass, A.C. thereto, (ii) copies of all reports of CVB and Chippewa Bank as filed with the appropriate regulatory agencies, as of and for the years ended December 31, 1996 and 1995 and through the date hereof. Each of the aforementioned financial statements is true and correct in all material respects and together present fairly in all material respects the consolidated financial position and results of operations of CVB as of the dates and for the periods therein set forth in conformity with GAAP. Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, required to be included or omitted as the case may be, by GAAP. Since December 31, 1996, there has not been any material adverse change in the financial condition, results of operations, or business of CVB and Chippewa Bank on a consolidated basis.

         (c) The Board of Directors of CVB has authorized execution of this Merger Agreement. Subject to the approval by the shareholders of CVB, CVB has all requisite power and authority to enter into this Merger Agreement. CVB owns all of the shares of Chippewa Bank and CVB has the authority to consummate the transactions contemplated hereby so that, provided all required corporate and regulatory approvals are obtained and all conditions to CVB's obligations as set forth in this Merger Agreement are satisfied, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which CVB may be subject, any contract, agreement or instrument to which CVB is a party or by which CVB is bound or committed, or the Articles of Incorporation or Code of Regulations of CVB or Chippewa Bank, or constitute an event which with the lapse of time or action by a third party, could, to the best of CVB's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge, encumbrance upon any of the assets, property or capital stock of CVB, except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the time the Merger becomes effective, or (ii) if not so cured or waived would not, in the aggregate, have any material adverse effect on the financial condition, results of operations or business of CVB and Chippewa Bank on a consolidated basis.

         (d) There is no litigation, action, suit, investigation or proceeding pending or, to the best of their knowledge after due inquiry of CVB and its executive officers, overtly threatened, against CVB or Chippewa Bank or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving a material amount which, if resolved adversely to the interest of CVB or Chippewa Bank would materially affect the financial condition or operations of CVB and Chippewa Bank on a consolidated basis and/or CVB's ability to perform under this Merger Agreement. To the best knowledge after due inquiry of CVB and its executive officers, no one has asserted and no one has reasonable or valid ground on which it reasonably can be expected that anyone will assert any such claims against CVB or Chippewa Bank or be based upon the wrongful action or inaction of CVB or Chippewa Bank or any of their respective officers, directors or employees.

         (e) CVB and Chippewa Bank have good and marketable title to all assets and properties, whether real or personal, tangible or intangible, including without limitation the capital stock of Chippewa

                  Bank, reflected in CVB's Balance Sheet of December 31, 1996 or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1996) subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except: (i) those items that secure liabilities that are reflected in said Balance Sheet; (ii) statutory liens for taxes not yet delinquent; (iii) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase agreements; and (v) easements, encumbrances, liens, mortgages and security interests of record which do not impair the use thereof for the purposes intended and such liens, mortgages, security interests, encumbrances and charges are not in the aggregate, material to the assets and properties of CVB. CVB or Chippewa Bank have as lessee the contractual right under valid leases to occupy, use, possess and control all material property leased by CVB or Chippewa Bank.

         (f) To the best of the knowledge after due inquiry of CVB and its executive officers, CVB and Chippewa Bank have complied with all laws, regulations and orders applicable to CVB and Chippewa Bank and to the conduct of their businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of banking activities except for possible technical violations which together with any penalty which results therefrom do not or will not have a material adverse effect on the financial condition, results of operations or business of CVB and Chippewa Bank on a consolidated basis. Neither CVB nor Chippewa Bank are in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of CVB's knowledge after due inquiry, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, where the default(s) could reasonably be expected to have a material adverse effect on the financial conditions, results of operations or business of CVB and Chippewa Bank on a consolidated basis.

         (g) Except as disclosed in CVB's letter to Wayne of even date herewith, CVB and Chippewa Bank have not, since December 31, 1996 to the date hereof: (i) issued or sold any of its capital stock or any issued any corporate debt securities other than in the ordinary course of its banking business; (ii) granted any option for the purchase of capital stock; (iii) declared or set aside or paid any dividend or other distribution in respect of its capital stock except as permitted pursuant to
                  Section 14(a) hereof or, directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (iv) incurred any obligation or liability (absolute or contingent), except for obligations reflected in this Merger Agreement, and except for obligations or liabilities incurred in the ordinary course of business, or mortgaged, pledged or subjected to lien or encumbrance (other than statutory liens for taxes not yet delinquent or other than in the ordinary course of business) any of its assets or properties; (v) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than the current portion of any long term liabilities which become due after December 31, 1996, business, liabilities incurred in carrying out the transactions contemplated by this Merger Agreement and obligations and liabilities paid in the ordinary course of business; (vi) sold, exchanged or otherwise disposed of any of its material capital assets outside the ordinary course of business; (vii) made any extraordinary officers' salary increase or wage increase, entered into any employment contract with any officer or salaried employee or, instituted any employee welfare, bonus, stock option, profit-sharing, retirement or similar plan or arrangement; (viii) suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting its business, property or assets or waived (except for fair consideration) any rights of value which are material in the aggregate, considering CVB's business taken as a whole; or (ix) entered or agreed to enter into any agreement or arrangement granting any preferential right to purchase any of its assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights.

         (h) Except as set forth in CVB's letter to Wayne of even date herewith, neither CVB nor Chippewa Bank is a party to or bound by any written or, to the best of its knowledge after due inquiry, oral: (i) employment or consulting contract which is not terminable by CVB or Chippewa Bank on 60 days or less notice, (ii) employee bonus, deferred compensation, pension, stock bonus or purchase, profit-sharing, retirement or stock option plan, (iii) other employee benefit or welfare plan, or
                  (iv) other executory material agreements which in any case obligate CVB or Chippewa Bank to make any payment(s) which in the aggregate exceed $25,000 per year except for contracts terminable on 60 days' notice. All such pension, stock bonus or purchase, profit-sharing, defined benefit and retirement plans set forth under the caption "Qualified Plans" in the CVB letter (hereinafter referred to collectively as the "plans") are qualified plans under Section 401(a) of the Internal Revenue Code and in compliance in all material respects with ERISA. All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered where failure to file could result in a penalty of $25,000 and/or result in disqualification of the plan. CVB has no knowledge either of any circumstances which would adversely affect the qualification of the plans or their compliance with ERISA, or of any unreported "reportable event" (as such term is defined in Section 4043(b) of ERISA) or, except as indicated in the CVB letter to Wayne of even date herewith, any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue Code) which has occurred since the date on which said sections became applicable to the plans. No such plan is subject to the minimum funding standards set forth in the Code and ERISA.

         (i) CVB has duly filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by CVB up to the date hereof. Except as set forth in CVB's letter to Wayne of even date herewith, to the best of the knowledge and belief of CVB all such returns are true and correct in all material respects, and CVB has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed (other than those claims being contested in good faith and which have been disclosed to Wayne) to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis for any additional claim or assessment which might materially and adversely affect CVB or Chippewa Bank and for which an adequate reserve has not been established. To the best of its knowledge and belief, CVB has paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief, CVB has, or at the time the Merger shall become effective will have, no material liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of CVB as of the time the Merger shall become effective.

         (j) CVB has no knowledge of any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos except as disclosed to Wayne in the CVB letter of even date herewith, PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) the Chippewa Bank premises or any other real property owned or leased by CVB or Chippewa Bank, or into any water systems on or below the surface of the Chippewa Bank premises or any other real property owned or leased by CVB or the Chippewa Bank in violation of any law, regulation or requirement or in any manner which could result in a material adverse impact on the value of the premises or property or present a threat to human health or the environment. As used in this Merger Agreement, the terms "hazardous substance," "hazardous waste, "pollutant" and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, state or local statute or regulation.

         (k) CVB or Chippewa Bank has in effect insurance coverage with reputable insurers, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size and operation to CVB or Chippewa Bank.

         (l) Other than as previously disclosed to Wayne, in writing, with respect to the fairness opinion relating to the Merger and other than professional fees and disbursements of its accountants and attorneys, CVB has not incurred and will not incur any liability for brokerage, finders', agents', or investment bankers' fees or commissions in connection with this Merger Agreement or the transactions contemplated hereby.

14. Action by CVB Pending Effective Time. CVB agrees that from the date of this Merger Agreement until the time the Merger shall become effective, or until this Merger Agreement is terminated as provided for herein, except with prior written permission of Wayne:

         (a) Beginning with the date hereof and until such time as the Merger shall become effective, CVB will not declare or pay any dividends (cash or stock) or make any distributions other than its ordinary and normal cash dividend at the rate of $0.32 per share per year for the year ended December 31, 1997. CVB already has paid $0.16 per share as a dividend in 1997 and will pay only an additional $0.16 per share, which amount will paid on or before December 31, 1997.

         (b) CVB will not issue, sell, grant any option for, or acquire for value any shares of its capital stock or otherwise effect any change in connection with its capitalization.

         (c) Except as set forth in or contemplated by this Merger Agreement, CVB and Chippewa Bank will carry on their respective businesses in substantially the same manner as on the date hereof, keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its best efforts to maintain and preserve its business organization intact.

         (d) Except as specifically set forth in CVB's letter to Wayne of even date herewith, CVB and Chippewa Bank will not: (i) enter into any transaction other than in the ordinary course of business or incur or agree to incur any obligation or liability except liabilities incurred and obligations entered into in the ordinary course of business; (ii) change Chippewa Bank's lending, investment, liability management and other material banking policies in any material respect; (iii) except as committed for adjustment as of the date hereof and consistent with prior practice, grant any general or uniform increase in the rates of pay of employees; (iv) incur or commit to any capital expenditures other than in the ordinary course of business (which in no event shall include the establishment of new branches and such other facilities) or any capital expenditures for any purpose which exceed $50,000 in the aggregate, or (v) except as provided in Section 9 hereof, merge into, consolidate with or sell its assets to any other corporation or person, or permit any other corporation to be merged or consolidated with it or acquire all of the assets of any other corporation or person.

         (e) CVB will not change its or Chippewa Bank's methods of accounting in effect at December 31, 1996 except as required by changes in generally accepted accounting principles and concurred in by CVB's independent auditors, and except for the adjustments required as of December 31, 1997 pursuant to paragraph 7(a) hereof, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of CVB's Federal income tax returns for the taxable year ending December 31, 1996, except for changes required by law.

         (f) CVB will afford Wayne, its officers and other authorized representatives, subject to the confidentiality requirements of Section 10(d) hereof, such access to all books, records, tax returns, leases, contracts and documents of CVB or Chippewa Bank and will furnish to Wayne such information with respect to the assets and business of CVB and Chippewa Bank as Wayne may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

         (g) CVB will promptly furnish Wayne with copies of all interim financial statements of CVB as they become available, and keep Wayne fully informed concerning all developments which in the opinion of CVB may have a material effect upon the business, properties or condition (either financial or otherwise) of CVB.

15. Action by Wayne Pending Effective Time. Wayne agrees that from the date of this Agreement until the time the Merger shall become effective or until this Merger Agreement is terminated as provided for herein:

         (a) Wayne will carry on its business in substantially the same manner as heretofore except as otherwise set forth in or contemplated by this Merger Agreement, and Wayne will keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its best efforts to maintain and preserve its business organization intact. CVB acknowledges that, in the ordinary course of its business as a bank holding company, Wayne from time-to-time, enters into an agreement(s) to acquire by merger, stock purchase or like means, another financial institution or its holding company.

         (b) Wayne will not change its methods of accounting in effect at December 31, 1996, except as required by changes in generally accepted accounting principles as concurred in by Wayne's independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns of Wayne Bank for the taxable year ending December 31, 1996, except for changes required by law or take any action which could jeopardize the tax free nature of the Merger or the pooling of interests accounting treatment for the Merger.

         (c) Wayne will promptly furnish CVB with copies of press releases, interim financial statements of Wayne and all reports, schedules and statements filed by or delivered to Wayne pursuant to the Securities and Exchange Act of 1934 and the rules and regulations promulgated thereunder, as they become available.

         (d) Wayne will afford CVB, its officers and other authorized representatives, subject to the confidentiality requirements of Section 10(d) hereof, such access to all books, records, tax returns, leases, contracts and documents of Wayne and will furnish to CVB such information with respect to the assets and business of Wayne as CVB may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

16. Conditions to Obligations of Wayne. The obligations of Wayne under this Merger Agreement are subject, unless waived by Wayne, to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:

         (a) Prior to the time the Merger shall become effective, Wayne shall not have been deprived of adequate opportunity to conduct such review and examination of the business, properties, and condition (financial or otherwise) of CVB and Chippewa Bank as Wayne shall have deemed prudent, and such review and examination shall not have disclosed matters which are inconsistent in any material respect with any of the representations and warranties of CVB contained in this Merger Agreement.
         (b) There shall not have been any material adverse change or discovery of a condition or the occurrence of an event which has or is likely to result in such a material adverse change, in the financial condition, aggregate net assets, shareholders' equity, business or operating results of

                  CVB on a consolidated basis from December 31, 1996 to the time the Merger shall become effective.

         (c) All representations by CVB contained in this Merger Agreement shall be true in all material respects immediately prior to the time the Merger shall become effective as though such representations were made at and as of said date, except for changes contemplated by the Merger Agreement and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time.

         (d) Wayne shall have received the opinion of legal counsel for CVB, dated the time the Merger shall become effective, substantially to the effect set forth in Exhibit A hereto.

         (e) CVB shall have performed or satisfied in all material respects all agreements and conditions required by this Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.

         (f) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency of the federal or state government in which it is sought to restrain or prohibit the consummation of the Merger, and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against CVB or Chippewa Bank which Wayne shall in good faith determine, with advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the financial condition, results of operations or shareholders' equity of CVB on a consolidated basis.

         (g) The number of shares as to which shareholders of CVB have exercised their dissenters' rights of appraisal pursuant to the provisions of Section 1701.85 of the Ohio Revised Code does not exceed 10 percent (10%) of the outstanding shares of CVB Common Stock.

         (h) CVB shall have furnished Wayne certificates, signed on its behalf by the Chairman or President and the Secretary or an Assistant Secretary of CVB and dated the time the Merger shall become effective, to the effect that to the best of their knowledge, after due inquiry, the conditions described in Paragraphs (b), (c), (e) and (f) of this Section 16 have been fully satisfied.

           (i) Austin Associates, Inc. ("AAI") shall have issued its written fairness opinion stating that the terms of the Merger are fair and equitable to the shareholders of Wayne from a financial perspective. Such written fairness opinion shall be: (a) in form and substance reasonably satisfactory to Wayne; (b) dated as of a date not later than the mailing date of the Proxy Statement/Prospectus relating to the Merger to be mailed to Wayne shareholders; (c) included in the Proxy Statement/Prospectus; and (d) confirmed by AAI as of the time the Merger shall become effective that the terms of the Merger continue to be fair and equitable to the shareholders of CVB from a financial perspective.

         (j) Wayne shall have received assurances, satisfactory to it, that the Merger will be accounted for as a pooling of interests transaction.

         (k) CVB shall have taken action necessary to cause the adjustments described in paragraph 7(a) hereof related to FASB 115, the write-off of intangibles and the increase in the loan loss reserve effective as of December 31, 1997.

         (l) Wayne shall have been afforded the opportunity to conduct a phase I environmental audit of any real property owned by CVB or its subsidiaries. In the event a matter is discovered which if known by CVB as of the date of this Agreement would have violated the representation contained in paragraph 13(j) hereof, involves an amount in excess of $50,000, and CVB shall fail to remedy such matter to the reasonable satisfaction of Wayne, then Wayne may terminate this Agreement and neither party shall thereafter have any liability resulting from this Agreement or the transactions contemplated thereby. Wayne shall complete any phase I examination within 90 days of this Agreement.

         (m) The members of the Board of Directors of CVB shall have executed this Agreement stating that they shall vote their shares of CVB in favor of the Merger and shall recommend approval of the Merger to the CVB shareholders.

17. Conditions to Obligations of CVB. The obligations of CVB under this Merger Agreement are subject, unless waived by CVB, to the satisfaction on or prior to the time the Merger shall become effective of the following conditions:

           (a) There shall not have been any material adverse change or discovery of a condition or the occurrence of an event which has or is likely to result in such a material adverse change, in the financial condition, aggregate net assets, shareholders' equity, business, or operating results of Wayne on a consolidated basis from December 31, 1996 to the time the Merger shall become effective.

           (b) All representations and warranties by Wayne contained in this Merger Agreement shall be true in all material respects immediately prior to the time the Merger shall become effective as though such representations and warranties were made at and as of said date, except for changes contemplated by this Merger Agreement, and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time.

           (c) CVB shall have received the opinion of Counsel for Wayne dated the time the Merger shall become effective substantially to the effect set forth in Exhibit B hereto.

           (d) Wayne shall have performed or satisfied in all material respects all agreements and conditions required by this Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.

           (e) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency of the federal or state government in which it is sought to restrain, prohibit or set aside consummation of the Merger and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against Wayne or Wayne Bank which CVB shall in good faith determine, with advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the financial condition, results of operations or shareholders' equity of Wayne, on a consolidated basis.

           (f) Wayne shall have furnished CVB a certificate, signed by the Chairman or President and by the Secretary or Assistant Secretary of Wayne and dated the time the Merger shall become effective to the effect that to the best of their knowledge after due inquiry the conditions described in Paragraphs (a),
                  (b), (d) and (e) of this Section 17 have been fully satisfied.

           (g) Prior to the time the Merger shall become effective, CVB shall not have been deprived of adequate opportunity to conduct such review and examination of the business, properties and condition (financial or otherwise) of Wayne and its subsidiaries as CVB shall have deemed prudent, and such review and examination shall not have disclosed matters which are inconsistent in any material respect with any of the representations and warranties of Wayne contained in this Merger Agreement.

           (h) Gary Young and Associates ("Young") or such other financial advisor acceptable to CVB shall have issued its written fairness opinion stating that the terms of the Merger are fair and equitable to the shareholders of CVB from a financial perspective. Such written fairness opinion shall be: (a) in form and substance reasonably satisfactory to CVB; (b) dated as of a date not later than the mailing date of the Proxy Statement/Prospectus relating to the Merger to be mailed to CVB shareholders; (c) included in the Proxy Statement/Prospectus; and (d) confirmed by Young as of the time the Merger shall become effective that the terms of the Merger continue to be fair and equitable to the shareholders of CVB from a financial perspective.

           (i) The average of the bid and asked price of a share of Wayne Common Stock as of the end of the business day five (5) days before the effective date of the Merger shall not be less than $30.00, provided, however, that Chippewa shall not be entitled to terminate the Merger based upon such condition if the price per share of the financial institutions comprising the S & P Major Regional Bank Index shall have declined by 25% or more from the date hereof until the date five (5) days before the effective date of the Merger.

18. Conditions to Obligations of All Parties. In addition to the provisions of Sections 16 and 17 hereof, the obligations of Wayne and CVB to cause the transactions contemplated herein to be consummated shall be subject to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:

         (a) The parties hereto shall have received all necessary approvals of governmental agencies and authorities of the transactions contemplated by this Merger Agreement and each of such approvals shall remain in full force and effect at the time the Merger shall become effective and such approvals and the transactions contemplated thereby shall not have been contested by any federal or state governmental authority by formal proceeding, or contested by any other third party by formal proceeding which the Board of Directors of the party asserting a failure of a condition under this Section 18(a) shall in good faith determine, with the advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for such party. It is understood that, if any contest as aforesaid is brought by formal proceedings, Wayne may, but shall not be obligated to, answer and defend such contest. Wayne shall notify CVB promptly upon receipt of all necessary governmental approvals.

         (b) The registration statement required to be filed by Wayne pursuant to Section 10(c) of this Merger Agreement shall have become effective by an order of the Securities and Exchange Commission, the shares of Wayne Common Stock to be exchanged in the Merger shall have been qualified or exempted under all applicable state securities laws, and there shall have been no stop order issued or threatened by the Securities and Exchange Commission that suspends or would suspend the effectiveness of the registration statement, and no proceeding shall have been commenced, pending or overtly threatened for such purpose.

         (c) This Merger Agreement shall have been duly adopted, ratified and confirmed by the requisite affirmative votes of the shareholders of CVB and Wayne.

         (d) Wayne and CVB shall have received the opinion and there shall exist as of, at or immediately prior to the time the Merger shall become effective no facts or circumstances which would render such opinion inapplicable in any respect to the transactions to be consummated hereunder of Werner & Blank Co., L.P.A. substantially to the effect that:

                  (i) The statutory merger of CVB with and into Wayne will constitute a reorganization within the meaning of
                           Section 368(a)(1)(A) of the Internal Revenue Code;
                   (ii) No gain or loss will be recognized by CVB or Wayne as a consequence of the transactions herein contemplated;

                   (iii) No gain or loss will be recognized by the shareholders of CVB on the exchange of their shares of CVB Common Stock for shares of Wayne Common Stock (disregarding for this purpose any cash received for fractional share interests to which they may be entitled);
                   (iv) The federal income tax basis of the Wayne Common Stock received by the shareholders of CVB Common Stock for their shares of CVB Common Stock will be the same as the federal income tax basis of the CVB Common Stock surrendered in exchange therefor; and
                   (v) The holding period of the Wayne Common Stock received by a shareholder of CVB for his shares of CVB Common Stock will include the period for which the CVB Common Stock exchanged therefor was held, provided the exchanged CVB Common Stock was held as a capital asset by such shareholder on the date of the exchange.

19. Nonsurvival of Representations and Warranties. The respective representations and warranties of Wayne and CVB set forth in Sections 12 and 13 shall not survive the time the Merger shall become effective.

20. Governing Law. This Merger Agreement shall be construed and interpreted according to the applicable laws of the State of Ohio.

21. Assignment. This Merger Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Merger Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.

22.      Satisfaction of Conditions; Termination.
         (a) Wayne agrees to use its best effort to obtain satisfaction of the conditions insofar as they relate to Wayne, and CVB agrees to use its best efforts to obtain the satisfaction of the conditions insofar as they relate to CVB. If any condition to the obligations of Wayne set forth in Section 16 or 18 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by Wayne, or if any condition to the obligations of CVB set forth in Section 17 or 18 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by CVB, or if at any time prior to the time the Merger shall become effective, it shall become reasonably certain that such condition will not be substantially satisfied and such condition is not waived by Wayne or CVB, as the case may be, either Wayne or CVB may terminate this Merger Agreement by written notice to the other party after the expiration of fifteen (15) days written notice to the other party during which time such other party shall have an opportunity to cure such defect in said condition. This Merger Agreement may be terminated and abandoned (either before or after the meetings of shareholders contemplated hereby) by mutual written consent of Wayne and CVB authorized by their respective Boards of Directors. In the event of such termination caused otherwise than by breach of this Merger Agreement by any of the parties hereto, this Merger Agreement shall cease and terminate, the acquisition of CVB as provided herein shall not be consummated, and neither Wayne nor CVB shall have any further liability under this Merger Agreement of any nature whatever, including any liability for damages. In the event this Merger Agreement is terminated, the duties of both parties with respect to confidential information set forth in Sections 10(d) shall survive any such termination. In addition to the other grounds for termination of this Merger Agreement set forth herein, this Merger Agreement can be terminated by written notice by either party to the other, in each case authorized by its Board of Directors, if the Merger shall not have been consummated by September 30, 1998 or the date of such notice, whichever is later.

         (b) If termination of this Merger Agreement shall be judicially determined to have been caused by breach of this Merger Agreement, then, in addition to other remedies at law or equity for breach of this Merger Agreement, the party so found to have breached this Merger Agreement shall indemnify the other parties for their respective costs, fees and expenses of its counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Merger Agreement and related actions and its shareholders' meetings and actions.

23. Waivers Amendments. Any of the provisions of this Merger Agreement may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof, by such party. This Merger Agreement may be amended or modified in whole or in part by an agreement in writing executed in the same manner (but not necessarily by the same person) as this Merger Agreement and which makes reference to this Merger Agreement, pursuant to a resolution, adopted by the Boards of Directors of the respective parties, provided, however, such amendment or modification may be made in this manner by the respective Boards of Directors of Wayne and CVB at any time prior to a favorable vote of such party's shareholders, but may be made after a favorable vote by the shareholders of such party, only if, in the opinion of its Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under this Merger Agreement for the shareholders of such party and will not require resolicitation of any proxies from such shareholders or further shareholder approval is obtained.

24. Entire Agreement. This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by Wayne and CVB or by any officer or officers of such parties relating to the acquisition of the business or the capital stock of CVB by Wayne. Except for the letters specified in this Merger Agreement and of even date herewith, this Agreement and the Exhibits thereto constitute the entire agreement by the parties, and there are no agreements or commitments except as set forth herein and therein.

25. Captions; Counterparts. The captions in this Merger Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Merger Agreement. This Merger Agreement may be executed in several counterparts, each of which shall constitute one and the same instrument.

26. Notices. All notices and other communications hereunder shall be deemed to have been duly given if forwarded by a nationally recognized overnight courier service. All notices and other communications hereunder given to any party shall be communicated to the remaining party to this Merger Agreement by mail in the same manner as herein provided.

                  (a)  If to Wayne, to:

                  Mr. David L. Christopher
                  Chairman, President and CEO
                  Wayne Bancorp, Inc.
                  112 W. Liberty Street
                  Wooster, Ohio  44691

                  With copies to:

                  Thomas C. Blank, Esq.
                  Werner & Blank Co., L.P.A.
                  7205 W. Central Avenue
                  Toledo, Ohio  43617


                  (b)  If to CVB, to:

                  Philip S. Swope
                  President and CEO
                  Chippewa Valley Bancshares, Inc.
                  20 South Main Street

                  Rittman, Ohio  44270


                  With copies to:

                  Clifford A. Roe, Jr., Esq.
                  Dinsmore & Shohl, P.L.L.
                  1900 Chemed Center
                  255 East Fifth Street
                  Cincinnati, Ohio  45202-3172

  27. Undertakings of Affiliates. Wayne shall have received undertakings in writing from each of such persons, if any, as counsel for Wayne believes might reasonably be considered "affiliates" of CVB within the meaning of Rule 145 of the Securities and Exchange Commission pursuant to the Securities Act of 1933, in each case in form and substance satisfactory to counsel for Wayne, to the effect that so long as Wayne continues to file all "current public information" concerning Wayne, any disposition made by such person of any share of Wayne Common Stock received by such person pursuant to this Merger Agreement shall be made within the limits and in accordance with the applicable provisions of said Rule 145, as such Rule may be amended from time to time, and (ii) such person will not sell, assign or transfer any of such Wayne Common Stock until Wayne shall have published financial results including the combined operations of Wayne and CVB for a period of at least 30 days following the time the Merger shall become effective.

  28. Publicity. Wayne and CVB agree to consult with and obtain the consent of the other, prior to any media release or other public disclosures as to the matters covered by this Agreement, except as may be required by law.

                         {SIGNATURES ON FOLLOWING PAGE}

         IN WITNESS WHEREOF, this Merger Agreement has been executed the day and year first above written.
ATTEST:                                      Wayne Bancorp, Inc.

By:      /s/ David P. Boyle                  By: /s/ David L. Christopher
      -------------------------                  -------------------------------
         David P. Boyle,                         David L. Christopher, Chairman,
         Vice President & CFO                    President, and CEO


ATTEST:                                      Chippewa Valley Bancshares, Inc.

By:      /s/ Donna Henthorn                  By: /s/ Philip S. Swope
      -------------------------                  -------------------------------
         Donna Henthorn                          Philip S. Swope
         Assistant Secretary                     President




                                               DIRECTORS UNDERTAKING

Pursuant to the provisions of Sections 16(m) and 27 hereof, each of the undersigned, being a Director of CVB, hereby agrees to vote shares of CVB owned by them or over which they exercise voting control in favor of the Merger, to support the Merger and to the undertakings set forth in Section 27.

   /s/ Carl H. Bradford, Jr.                      /s/ Allan J. Broadhurst
   -------------------------                      -----------------------

   /s/ Richard K. Gillman                         /s/ Roger G. Hessidence
   -------------------------                      -----------------------

   /s/ Don G. Houglan                             /s/ R. Tim Hubiak
   -------------------------                      -----------------------

   /s/ Joseph L. Ramsier                          /s/ Gerald E. Ritzman
   -------------------------                      -----------------------

   /s/ Philip S. Swope
   -------------------------

                                    EXHIBIT A

__________, 1998


Wayne Bancorp, Inc.
112 W. Liberty Street
Wooster, Ohio  44691

Ladies and Gentlemen:

         We have acted as special counsel to Chippewa Valley Bancshares, Inc. ("CVB"), an Ohio corporation and bank holding company, solely in connection with certain transactions contemplated by the Agreement of Merger (the "Agreement of Merger"), dated _______, 1997, by and between CVB and Wayne Bancorp, Inc. ("Wayne"), an Ohio corporation and bank holding company.

         This opinion is furnished to you pursuant to Section 16(e) of the Merger Agreement.

You have requested our opinion regarding certain matters in connection with the Agreement. In our capacity as special counsel for CVB and Chippewa Bank, we have examined the originals or copies of such certificates, documents and corporate records upon which we have relied regarding our opinion expressed below. We have assumed the genuineness of all signatures, the authenticity of all items submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. We have further assumed the due authorization of such documents by all parties other than CVB and Chippewa Bank and the taking of all requisite action respecting such documents, the due execution and delivery of such documents by each party and have additionally assumed that all agreements are the valid and binding agreement of all parties to such agreements, other than CVB and Chippewa Bank.

Wherever a statement herein is qualified by "to the best of our knowledge," or a similar phrase, it is intended to indicate that, during the course of our representation of CVB and Chippewa Bank, no information has been provided to those partners in this firm who have had substantive involvement in rendering legal services in connection with the representation described in the introductory paragraph of this opinion letter that would give us knowledge of the inaccuracy of such statement.

This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law
(1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this Opinion Letter should be read in conjunction therewith. The law addressed by this opinion is limited to the law of the State of Ohio and the federal law of the United States of America.

The opinions hereinafter expressed are subject to the following qualifications, notwithstanding anything herein to the contrary:

         (a) Our opinions in paragraphs (1) and (4) below as to the valid existence CVB and Chippewa Bank are based solely upon certificates from public officials as to valid existence, copies of which certificates are attached hereto.

         (b) Our opinions below are limited to the matters expressly set forth in this opinion letter, and no opinion is to be implied or may be inferred beyond the matters expressly so stated. Without limiting the foregoing, we express no opinion as to the antifraud provisions of federal and state securities laws.

         (c) We disclaim any obligation to update this opinion letter for events occurring after the date of this opinion letter.

         (d) Our opinions below are limited to the effect of the laws of Ohio and the federal laws of the United States of America. We express no opinion with respect to the effect of the laws of any other jurisdiction on the transactions contemplated by the Agreement.

         (e) In rendering this opinion, we have relied as to all matters of fact on certificates or responsible officers of CVB and Chippewa Bank and of public officials, copies of which are attached hereto.

         Based upon and subject to the foregoing and in reliance thereon, and subject to the assumptions, exceptions and qualifications set forth herein, it is our opinion that:

1. CVB is a corporation validly existing and in good standing under the laws of the State of Ohio and has the requisite corporate power and authority to own its properties and to carry on the business in which it is now engaged. CVB owns all of the capital stock of Chippewa Bank free and clear of all liens and security interests.

2. All necessary corporate proceedings of CVB have been duly taken to authorize the execution, delivery and performance of the Agreement by CVB and the consummation of the transactions contemplated by the Agreement, subject in all events to any conditions stated in said Agreement. The Agreement constitutes the legal, valid and binding obligation of CVB, enforceable in accordance with its terms, except:

     a. as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws affecting creditors' rights; and

     b. that the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

3. The execution, delivery and performance of the Agreement by CVB will not violate or result in a breach of any term of CVB's Articles of Incorporation or Code of Regulations, or violate, result in a breach of, or constitute a default under any term of any material agreement known to us to which CVB is a party.

4. Chippewa Bank is a banking corporation validly existing under the laws of the State of Ohio, is a member of the Federal Reserve System and has the requisite corporate power and authority to own its properties and carry on the business in which it is now engaged.

5. The authorized capital stock of CVB consists of _________, shares of common stock without par value 448,000 of which are outstanding To our knowledge, there are no outstanding options, warrants, or other rights to acquire, or securities convertible into any capital stock of CVB. The outstanding shares of common stock of CVB validly authorized and issued, and non-assessable, and not, to the best of our knowledge, issued in violation of the pre-emptive rights of any person.

6. To our knowledge, except as disclosed herein, there is no litigation, action, suit, investigation or proceeding pending or, to the best of our knowledge after due inquiry of CVB and its executive officers, overtly threatened against or affecting CVB or involving any of its respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority.

7. All consents or approvals of any regulatory authority having jurisdiction over CVB or its subsidiaries that are required to be obtained in connection with the Merger and the transactions contemplated by the Agreement have been obtained.

This opinion is solely for the benefit of the addressee hereof and may not be relied upon by any other person or party or in any other context without our prior written consent. This opinion is delivered as of the date hereof, and we expressly disclaim any undertaking to update it.

Very truly yours,

Dinsmore & Shohl


--------------------

                                    EXHIBIT B


____________, 1998



Chippewa Valley Bancshares, Inc.
20 South Main Street
Rittman, Ohio  44270

Re:  Wayne Bancorp, Inc.

Gentlemen:

We have acted as special counsel to Wayne Bancorp, Inc. ("Wayne") an Ohio corporation, in connection with the contemplated Merger Agreement dated ______, 1998 (the "Agreement") between Chippewa Valley Bancshares, Inc. ("CVB") and Wayne. This Opinion Letter is rendered to you pursuant to Section 17(c) of the Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

You have requested our opinion regarding certain matters in connection with the Agreement. In our capacity as special counsel for Wayne and Wayne Bank, we have examined the originals or copies of such certificates, documents and corporate records upon which we have relied regarding our opinion expressed below. We have assumed the genuineness of all signatures, the authenticity of all items submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. We have further assumed the due authorization of such documents by all parties other than Wayne and Wayne Bank and the taking of all requisite action respecting such documents, the due execution and delivery of such documents by each party and have additionally assumed that all agreements are the valid and binding agreement of all parties to such agreements, other than Wayne and Wayne Bank.

Wherever a statement herein is qualified by "to the best of our knowledge," or a similar phrase, it is intended to indicate that, during the course of our representation of Wayne and Wayne Bank, no information has been provided to those partners in this firm who have had substantive involvement in rendering legal services in connection with the representation described in the introductory paragraph of this opinion letter that would give us knowledge of the inaccuracy of such statement.

This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law
(1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this Opinion Letter should be read in conjunction therewith. The law addressed by this opinion is limited to the law of the State of Ohio and the federal law of the United States of America.

The opinions hereinafter expressed are subject to the following qualifications, notwithstanding anything herein to the contrary:

         (a) Our opinions in paragraphs (1) and (4) below as to the valid existence of Wayne and Wayne Bank are based solely upon certificates from public officials as to valid existence, copies of which certificates are attached hereto.

         (b) Our opinions below are limited to the matters expressly set forth in this opinion letter, and no opinion is to be implied or may be inferred beyond the matters expressly so stated. Without limiting the foregoing, we express no opinion as to the antifraud provisions of federal and state securities laws.

         (c) We disclaim any obligation to update this opinion letter for events occurring after the date of this opinion letter.

         (d) Our opinions below are limited to the effect of the laws of Ohio, the federal laws of the United States of America, and the state securities "blue sky" laws of jurisdictions where shareholders of CVB reside. We express no opinion with respect to the effect of the laws of any other jurisdiction on the transactions contemplated by the Agreement.

         (e) In rendering this opinion, we have relied as to all matters of fact on certificates or responsible officers of Wayne and Wayne Bank and of public officials, copies of which are attached hereto.

         Based upon and subject to the foregoing and in reliance thereon, and subject to the assumptions, exceptions and qualifications set forth herein, it is our opinion that:

1. Wayne is a corporation validly existing and in good standing under the laws of the State of Ohio and has the requisite corporate power and authority to own its properties and to carry on the business in which it is now engaged. Wayne owns all of the capital stock of Wayne Bank free and clear of all liens and security interests.

2. All necessary corporate proceedings of Wayne have been duly taken to authorize the execution, delivery and performance of the Agreement by Wayne and the consummation of the transactions contemplated by the Agreement, subject in all events to any conditions stated in said Agreement. The Agreement constitutes the legal, valid and binding obligation of Wayne, enforceable in accordance with its terms, except:

     a. as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws affecting creditors' rights; and

     b. that the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

3. The execution, delivery and performance of the Agreement by Wayne will not violate or result in a breach of any term of Wayne's Articles of Incorporation or Code of Regulations, or violate, result in a breach of, or constitute a default under any term of any material agreement known to us to which Wayne is a party.

4. Wayne Bank is a national banking association validly existing under the laws of the United States of America and has the requisite corporate power and authority to own its properties and carry on the business in which it is now engaged.

5. The authorized capital stock of Wayne consists of 5,400,000, shares of common stock without par value ___________ of which are outstanding To our knowledge, there are no outstanding options, warrants, or other rights to acquire, or securities convertible into any capital stock of Wayne. The outstanding shares of common stock of Wayne are, and the shares to be issued in accordance with the Agreement will be, validly authorized and issued, and non-assessable, and not, to the best of our knowledge, issued in violation of the pre-emptive rights of any person.

6. To our knowledge, except as disclosed herein, there is no litigation, action, suit, investigation or proceeding pending or, to the best of our knowledge after due inquiry of Wayne and its executive officers, overtly threatened against or affecting Wayne or involving any of its respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority.

7. All consents or approvals of any regulatory authority having jurisdiction over Wayne or its subsidiaries that are required to be obtained in connection with the Merger and the transactions contemplated by the Agreement have been obtained.

8. The Registration Statement on Form S-4 filed by Wayne pursuant to the Agreement has become effective and no stop order revoking such effectiveness has been issued or has been threatened. Wayne has complied, in all material respects, with the state securities "blue sky" laws of the jurisdictions where CVB shareholders reside in connection with the issuance of the Wayne Common Stock in connection with the Merger.


This opinion is solely for the benefit of the addressee hereof and may not be relied upon by any other person or party or in any other context without our prior written consent. This opinion is delivered as of the date hereof, and we expressly disclaim any undertaking to update it.

Very truly yours,



Werner & Blank Co. L.P.A.

                                   APPENDIX B

                     OPINION OF CHIPPEWA'S FINANCIAL ADVISOR

November 13,1997


Board of Directors
Chippewa Valley Bancshares, Inc.
P. O. Box 68
Rittman, Ohio 44270-0068

Attention: Philip S. Swope, President

Members of the Board:

You have requested our opinion as to the fairness to Chippewa Valley Bancshares, Inc. ("Chippewa Valley") and its shareholders, from a financial point of view, of the terms of the Merger Agreement ("Merger") dated October 13, 1997 between Wayne Bancorp, Inc. ("Wayne") and Chippewa Valley Bancshares, Inc. The Merger will be completed through a merger of Chippewa Valley with and into Wayne Bancorp. Chippewa Valley will become, as a result, a wholly-owned subsidiary of Wayne Bancorp.

Subject to dissenters' rights, all of the outstanding shares of Chippewa Valley will be converted into the right to receive shares of Wayne Bancorp as set forth in the Exchange Ratio provision of the Merger. Based on the Exchange Ratio, shareholders of Chippewa Valley will receive between 981,837 and 1,023,737 shares of Wayne Bancorp, or between 19.97 percent and 20.64 percent of Wayne Bancorp.

We analyzed various public and non-public sources of information in developing our opinion, included but not limited to, (i) financial data of Chippewa Valley from December 31, l992 through September 30, 1997 from published annual reports, internal bank reports, and interviews with bank management; (ii) financial data regarding Wayne Bancorp from publicly available regulatory reports; (iii) comparative financial data of peers for each institution from public sources
(iv) published reports from various sources regarding transactions similar in nature to that proposed in the Merger; and (v) the Merger Agreement itself.

Our analysis forecasted the potential future flow of income likely to be generated by Chippewa Valley over a ten year horizon. This step required both a study of historical trends of Chippewa Valley from national peer group data and interviews with management to develop a consensus on assumptions used to forecast potential fixture results. The assumptions were considered to be reasonable and attainable should Chippewa Valley have continued to operate without the merger. We then calculated the present va1ue of that ten-year flow of income to arrive at both a multiple of book value and a price-to-earnings ratio to suggest a probable trading range for the shares of Chippewa Valley.

We also analyzed the financial performance of Wayne Bancorp compared with banks with similar characteristics using nationally available peer group data.

We then tested various conversion scenarios, based on different share prices of Wayne Bancorp and the resulting number of shares to the shareholders of Chippewa Valley specified in the Merger, and compared the results obtained with similar merger transactions in the third quarter of 1997. The comparison disclosed that the transaction would be fair and equitable to the shareholders of Chippewa Valley at a11 price ranges of Wayne Bancorp provided for in the Merger.

In conducting our analysis, we assumed the information provided to us or publicly available was both accurate and complete. We assumed further that the transaction was a tax-free reorganization without adverse tax implications to the shareholders of either Chippewa Valley or Wayne Bancorp shareholders, and that the transaction will be completed as planned without other conditions which would work to the detriment of the shareholders of Chippewa Valley.

Based on our analysis as described and qualified above, we believe that the terms of the Merger, from a financial viewpoint, are fair and equitable to the shareholders of Chippewa Valley Bancshares, Inc.

Chippewa will pay Young & Associates, Inc. a fee for the issuance of the fairness opinion plus reasonable out-of-pocket expenses, and to indemnify Young & Associates against certain liabilities, including liabilities under the securities laws.





Young & Associates, Inc.

                                   APPENDIX C

                   FAIRNESS OPINION - AUSTIN ASSOCIATES, INC.

_______  ___, 1997

Board of Directors
Wayne Bancorp, Inc.
112 West Liberty Street
Wooster, Ohio 44691

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Wayne Bancorp, Inc. ("Wayne Bancorp") and its shareholders of the terms of the Merger Agreement dated as of October 13, 1997 ("Agreement") between Wayne Bancorp and Chippewa Valley Bancshares, Inc., Rittman, Ohio ("Chippewa Valley"). The terms of the Agreement provide for the acquisition of Chippewa Valley by Wayne Bancorp (the "Merger"). The Merger will be completed through a merger of Chippewa Valley with and into Wayne Bancorp. As a result of the Merger, Chippewa Valley Bank will become a wholly-owned subsidiary bank of Wayne Bancorp.

The terms of the Agreement provide for all of the outstanding shares of Chippewa Valley common stock, subject to statutory dissenters' rights, to be converted into the right to receive shares of Wayne Bancorp common stock based on an Exchange Ratio. The Agreement further provides for all of the outstanding common shares of Wayne Bancorp to remain outstanding. Based on 448,000 shares of Chippewa Valley stock issued and outstanding, a total of between 981,837 and 1,023,737 shares of Wayne Bancorp common stock shall be issued in the Merger. As of the date of this letter, Wayne Bancorp had 3,935,512 common shares outstanding. As a result, Chippewa Valley shareholders, in the aggregate, will own between 19.97 percent and 20.64 percent of Wayne Bancorp on a pro forma basis.

In carrying out our engagement, we have reviewed and analyzed material bearing upon the financial and operating condition of Wayne Bancorp and Chippewa Valley, including but not limited to the following: (i) the Merger Agreement; (ii) the financial statements of Wayne Bancorp and Chippewa Valley for the period 1992 through September 30, 1997; (iii) certain other publicly available information regarding Wayne Bancorp and Chippewa Valley; (iv) publicly available information regarding the performance of certain other companies whose business activities were believed by Austin Associates to be generally comparable to those of Wayne Bancorp and Chippewa Valley; (v) the financial terms, to the extent publicly available, of certain comparable transactions; and (vi) such other analysis and information as we deemed relevant.

In our review and analysis, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and have not attempted to verify the same. We have made no independent verification as to the status of individual loans made by Wayne Bancorp or Chippewa Valley, and have instead relied upon representations and information concerning loans of Wayne Bancorp and Chippewa Valley in the aggregate. In rendering our opinion, we have assumed that the transaction will be a tax-free reorganization with no material adverse tax consequences to Wayne Bancorp or Chippewa Valley. In addition, we have assumed in the course of obtaining the necessary regulatory approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to Wayne Bancorp and its shareholders.

Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the terms of the Agreement are fair, from a financial point of view, to Wayne Bancorp and its shareholders.

For our services in rendering this opinion, Wayne Bancorp will pay us a fee and indemnify us against certain liabilities.



Austin Associates, Inc.

                                   APPENDIX D

                        Ohio Revised Code Section 1701.85
          Qualifications of and Procedures for Dissenting Shareholders

             Section 1701.85 - Qualifications of and Procedures for Dissenting Shareholders.

(A)      (1)      A shareholder of a domestic corporation is entitled to
                  relief as a dissenting shareholder in respect of the proposals in Sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

         (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than 10 days after the date on which the vote on such proposal was taken at the meeting of the shareholders, the shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, stating his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

         (3)      The dissenting shareholder entitled to relief under division
                  (C) of Section 1701.84 of the Revised Code in the case of a merger pursuant to Section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of Section 1701.801 of the Revised Code in the case of a merger pursuant to Section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within 20 days after he has been sent the notice provided in
                  Section 1701.80 or 1701.801 of the Revised Code, the shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

         (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new corporation, whether served before, on, or after the effective date of the merger or consolidation.

         (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, he, within 15 days from the date of the sending of such request, shall deliver to the corporation the certificates requested, in order that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the shareholder. Failure on the part of the shareholder to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to him within 20 days after the lapse of the 15 day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificate securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. Such request by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder shall have come to an agreement on the fair cash value per share of the shares as to which he seeks relief, the shareholder or the corporation, which in case of a merger or consolidation may be the surviving or the new corporation, within three months after the service of the demand by the shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation which issued such shares is located, or was located at the time when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within the period of three months, may join as plaintiffs, or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such complaint is required. Upon the filing of the complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint, and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which the summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share, and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding, and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in Division (D) of this section is applicable, the fair cash value of the shares as agreed upon by the parties or as fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which such payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to that on which the vote by the shareholders was taken and, in the case of a merger pursuant to Section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event shall the fair cash value of it exceed the amount specified in the demand of the particular shareholder.

         In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if:

         (1) Such shareholder has not complied with this section, unless the corporation by its directors waives such failure;

         (2) The corporation abandons, or is finally enjoined or prevented from carrying out, or the shareholders rescind their adoption, of the action involved;

         (3) The shareholder withdraws his demand, with the consent of the corporation by its directors;

         (4) The corporation and the dissenting shareholder shall not have come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation shall have filed or joined in a complaint under Division (B) of this section within the period provided.

(E) From the time of giving the demand, until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class, or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated otherwise than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Ohio General Corporation Law ("OGCL") provides that Ohio corporations may indemnify an individual made a party to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, because the individual is or was a director, officer, employee or agent of the corporation, against liability incurred in the proceeding if the person: (i) acted in good faith and (ii) the individual believes his conduct was in the corporation's best interest or was not opposed to the corporation's best interest.

         The OGCL further provides that a corporation shall indemnify an individual who was fully successful on the merits or otherwise in any proceeding to which the director, officer, employee or agent was a party because the individual was or is a director, officer, employee or agent of the corporation, for reasonable expenses incurred by the director in connection with the proceeding. The OGCL also provides that a corporation may purchase and maintain insurance on behalf of the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation is or was serving at the request of the corporation as a director, officer, partner, trustee, employer or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprises, against liability asserted against or incurred by the individual in that capacity or arising from the individual status as a director, officer, employee, or agent.

         Registrant maintains a directors' and officers' liability insurance policy, including bank reimbursement, for the purpose of providing indemnification to its directors and officers in the event of such a threatened, pending or completed action.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS

         The exhibits filed pursuant to this Item 21 immediately follow the
Exhibit Index. The following is a description of the applicable exhibits required for Form S-4 provided by Item 601 of Regulation S-K.

  Exhibit
   Number                              Description

     (1)  Not Applicable.

     (2) The Merger Agreement by and between Wayne Bancorp, Inc. and Chippewa Valley Bancshares, Inc. dated October 13, 1997, is attached as Exhibit A to the Proxy Statement-Prospectus.

Exhibit Number                   Description

       (3)    Articles of Incorporation and Code of Regulations.

              A. A copy of the Amended and Restated Articles of Incorporation (as amended) of the Registrant included herein as an Exhibit.

              B. A copy of the Amended Code of Regulations of the Registrant as currently in effect is included herein as an Exhibit.

       (4) Instruments defining the rights of Wayne shareholders, including indentures.

              A. Instruments defining the rights of Wayne shareholders are included in the Articles of Incorporation and Code of Regulations.

       (5) Opinion of Werner & Blank Co., L.P.A., regarding Wayne Bancorp, Inc. Common Stock, and Consent

       (6)    Not Applicable.

       (7)    Not Applicable.

       (8) Opinion of Werner & Blank Co., L.P.A., regarding certain tax matters, and Consent.

       (9)    Not Applicable.

       (10)   Not Applicable

       (11)   Not Applicable.

       (12)   Not Applicable.

       (13) Registrant's Annual Report to Wayne shareholders for the year ended December 31, 1996 and its Quarterly Reports on Form 10Q for the Quarters ended March 31, June 30 and September 30, 1997 have previously been filed with the Commission via EDGAR.

       (14)   Not Applicable.

       (15)   Not Applicable

       (16)   Not Applicable.

      Exhibit
       Number                         Description

       (21) List of the subsidiaries of the Registrant and their jurisdictions of incorporation or organization as of December 31, 1996 is presented in Registrant's Annual Report on form 10-K incorporated herein by reference.

       (22)   None.

       (23)   Consents of Experts and Counsel.

              A.  Consent of S.R. Snodgrass, A.C.

              B.  Consent of Crowe Chizek and Company LLP

              C. Consent of Werner & Blank Co., L.P.A. (the consent is contained in that firm's opinions filed as Exhibits (5) and
                  (8)).

              D.  Consent of Austin Associates, Inc.

              E.  Consent of Young & Associates

       (24)   Power of Attorney.

       (25)   Not Applicable.

       (26)   Not Applicable.

       (27)   Financial Data Schedule-Not Applicable

       (28)   Not Applicable.

       (29)   Not Applicable.

       (99)   Additional Exhibits.

              A. Form of Notice for Special Shareholders' Meeting of Wayne Bancorp,Inc.

              B. Form of Proxy to be delivered to Shareholders of Wayne Bancorp, Inc.
              C. Form of Notice for Special Shareholders' Meeting of Chippewa Valley Bancshares, Inc.
              D. Form of Proxy to be delivered to Shareholders of Chippewa Valley Bancshares, Inc.

ITEM 22.  UNDERTAKINGS.

A.                The undersigned Registrant hereby undertakes as follows:
         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      To include any prospectus required  by
                                    Section 10(a)(3) of the Securities Act
                                    of 1933;

                           (ii) To reflect in the Prospectus any facts or events arising after the Effective Date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to the information set forth in the Registration Statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

B. The undersigned Registrant hereby undertakes to respond to requests for information that are incorporated by reference into the Prospectus/Proxy Statement pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the Effective Date of this Registration Statement through the date of responding to the request.

C. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wooster, State of Ohio, this 15th day of December, 1997.
                                  Wayne Bancorp, Inc.

                                  By: /s/ David L. Christopher
                                      ----------------------------------------
                                       David L. Christopher
                                       Chairman, President and Chief Executive
                                       Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Further, each signature shall designate authorization of and pursuant to the power of attorney herein described.


/s/ David L. Christopher                             December 15, 1997
------------------------------------------
David L. Christopher, Chairman, President,
Chief Executive Officer and Director


/s/ David P. Boyle                                   December 15, 1997
------------------------------------------
David P. Boyle, Controller, Chief
Financial and Chief Accounting Officer

James O. Basford, Director*
Joseph R. Benden, Director*
Gwenn E. Bull, Director*
Dennis B. Donahue, Director*
B. Diane Gordon, Director*
John C. Johnston, III, Director*
Darcy B. Pajak, Director*
Stephen L. Shapiro, Director*
Jeffrey E. Smith, Director*
David E. Taylor, Director*
Bala Venkataraman, Director*


*By:/s/ David L. Christopher                         December 15, 1997
    --------------------------------------
    David L. Christopher, Attorney-in-Fact

                                  Exhibit Index

Exhibit 3.a    Articles of Incorporation of Wayne Bancorp, Inc.

Exhibit 3.b    Code of Regulations of Wayne Bancorp, Inc.

Exhibit 5      Legal Opinion - Werner & Blank Co., LPA

Exhibit 8      Tax Opinion - Werner & Blank Co., LPA

Exhibit 23     Consents

               A-Consent of S.R. Snodgrass, A.C.
               B-Consent of Crowe Chizek and Company LLP
               C-Consent of Austin Associates, Inc.
               D-Consent of Young & Associates

Exhibit 24    Power of Attorney

Exhibit 99    Form of Notices and Proxy Cards

              A-Form of Notice for Special Meeting of Wayne Bancorp, Inc. B-Form of Proxy Card for Special Meeting of Wayne Bancorp, Inc. C-Form of Notice for Special Meeting of Chippewa Valley
                Bancshares, Inc.
              D-Form of Proxy Card for Special Meeting of Chippewa Valley
                Bancshares, Inc.